      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1996
                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                               ---------------

                                   FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ---------------

                              DRILEX CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           1389                        76-0438889
            --------                           ----                        ----------
 (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                               15151 SOMMERMEYER
                             HOUSTON, TEXAS 77041
                                (713) 937-8888
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOHN FORREST
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              DRILEX CORPORATION
                               15151 SOMMERMEYER
                             HOUSTON, TEXAS 77041
                                (713) 937-8888
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

       J. DAVID KIRKLAND, JR.                     MARCUS A. WATTS
        BAKER & BOTTS, L.L.P.          LIDDELL, SAPP, ZIVLEY, HILL & LABOON,
        3000 ONE SHELL PLAZA                          L.L.P.
       HOUSTON, TX 77002-4995                  TEXAS COMMERCE TOWER
           (713) 229-1234                     600 TRAVIS, SUITE 3400
                                               HOUSTON, TEXAS 77002
                                                  (713) 226-1200

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROPOSED MAXIMUM
  TITLE OF EACH CLASS    AMOUNT TO BE PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
  OF SECURITIES TO BE     REGISTERED   OFFERING PRICE   OFFERING PRICE  REGISTRATION
       REGISTERED             (1)       PER SHARE (2)         (2)           FEE
- ------------------------------------------------------------------------------------
Common Stock, $.01 par
value...................  2,300,000        $19.00        $43,700,000      $15,069
- ------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               DRILEX CORPORATION

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

    ITEM NUMBER AND CAPTION IN FORM S-1      LOCATION OR CAPTION IN PROSPECTUS
    -----------------------------------      ---------------------------------
  1. Forepart of the Registration Statement
      and Outside Front Cover Page of       Forepart of the Registration
      Prospectus...........................  Statement and Outside Front Cover
                                             Page of Prospectus
  2. Inside Front and Outside Back Cover
      Pages of Prospectus.................. Inside Front and Outside Back
                                             Cover Pages of Prospectus;
                                             Additional Information
  3. Summary Information, Risk Factors and  Prospectus Summary; Risk Factors;
      Ratio of Earnings to Fixed Charges...  The Company
  4. Use of Proceeds....................... Use of Proceeds
  5. Determination of Offering Price....... Underwriting
  6. Dilution.............................. Dilution
  7. Selling Security Holders.............. *
  8. Plan of Distribution.................. Outside Front Cover Page of
                                            Prospectus; Underwriting
  9. Description of Securities to be
      Registered........................... Description of Capital Stock
 10. Interests of Named Experts and
      Counsel.............................. *
 11. Information with Respect to the        Outside Front Cover Page of
      Registrant...........................  Prospectus; Prospectus Summary;
                                             Risk Factors; The Company;
                                             Dividend Policy; Dilution;
                                             Capitalization; Selected
                                             Historical Financial and Other
                                             Data; Unaudited Pro Forma
                                             Condensed Consolidated Statement
                                             of Income; Management's
                                             Discussion and Analysis of
                                             Financial Condition and Results
                                             of Operations; Business;
                                             Management; Certain Transactions
                                             and Relationships; Security
                                             Ownership of Certain Beneficial
                                             Owners and Management; Shares
                                             Eligible for Future Sale;
                                             Description of Capital Stock;
                                             Financial Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.......................... *

- --------
* Omitted from the Prospectus because item is inapplicable.

                             SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED MAY 9, 1996

PROSPECTUS
- ----------
                                2,000,000 SHARES

                      [LOGO OF DRILEX CORP. APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  All of the 2,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), offered hereby (the "Offering") are being sold by Drilex Corporation ("Drilex" or the "Company"). The initial public offering price is expected to be between $17.00 and $19.00 per share.

  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Company has applied to list the Common Stock on the Nasdaq National Market under the symbol "DRLX."

  SEE "RISK FACTORS" (BEGINNING ON PAGE 10) FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                      PRICE TO       UNDERWRITING     PROCEEDS TO
                                       PUBLIC         DISCOUNT(1)      COMPANY(2)
- ---------------------------------------------------------------------------------
Per Share........................    $               $                $
- ---------------------------------------------------------------------------------
Total(3).........................    $               $                $
- ---------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $      .

(3) The Company has granted the several Underwriters an option for 30 days to purchase up to an additional 300,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $      , $       and
    $      , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about       , 1996.

                                  -----------

MERRILL LYNCH & CO.
                                CS FIRST BOSTON
                                                               SIMMONS & COMPANY
                                                                  INTERNATIONAL

                                  -----------

                  The date of this Prospectus is      , 1996.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                              [GRAPHICS TO COME]




                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, (ii) all share and per share data in this Prospectus have been adjusted to reflect an approximately 1.81-for-one stock split of the Common Stock effected in May 1996, and (iii) industry data relating to the worldwide drilling industry or precision drilling segment excludes the Commonwealth of Independent States and China. The pro forma amounts set forth in this Prospectus, unless otherwise indicated, reflect the pro forma effects of the Sharewell Acquisition and the ENSCO Technology Acquisition (each as defined herein) on the operations of the Company on the basis set forth in the Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company included in this Prospectus.

                                  THE COMPANY

BUSINESS OVERVIEW

  Drilex is a leading provider of products and services used in directional, horizontal and other precision drilling of oil and gas wells, oilfield workover operations, environmental remediation applications, and trenchless pipeline and cable laying applications. Precision drilling involves the combined use of a steerable downhole positive displacement drilling motor and a guidance system to enable the controlled placement of a borehole through predetermined locations. Drilex employs this technology to drill to depths ranging from near surface to more than four miles. The Company's products and services include comprehensive computerized well planning and engineering services, supervision of drilling operations and project management, a full range of high performance downhole positive displacement motor systems, guidance systems (such as measurement-while-drilling ("MWD") instrument systems and steering tools), and other related downhole tools. Oilfield applications accounted for approximately 86% of the Company's revenues (on a pro forma basis) in 1995. The Company currently operates from 23 locations around the world and has approximately 390 employees.

  Drilex was one of the pioneers in the development of downhole drilling motors in the early 1980s and is now a worldwide leader in the design and manufacture of high-performance, multi-lobed positive displacement drilling motors. A positive displacement drilling motor, one of the key components in a precision drilling project, is hydraulically powered by the drilling fluids pumped into the wellbore during normal drilling operations. In addition to providing directional control, a downhole drilling motor provides the primary rotational power to the drill bit, in contrast to conventional vertical drilling, in which spinning the drillstring at the surface is the primary method for rotating the drill bit. The Company employs its drilling motors in its own service operations and also provides motors for sale or rent under the internationally recognized "Drilex" brand name to oil and gas exploration and development companies and oilfield service contractors. Drilex has designed its drilling motors to optimize flexibility, power and reliability, resulting in some of the highest power and quality ratings in the industry. Drilex believes it is the only independent company focused on providing precision drilling services that designs and manufactures the primary components of its own drilling motors. The Company believes that its ability to design and manufacture its own drilling motors provides it with distinct competitive advantages, both in terms of the performance characteristics of its motors and the quality of service that Drilex is able to provide to its customers.

  Industry Overview. Oilfield applications currently comprise the largest part of the precision drilling market, which is a relatively new segment of the overall drilling industry. Based on industry sources, the Company estimates that the number of oil and gas wells drilled in the United States using precision drilling technology increased 56% from 2,110 in 1990 to 3,288 in 1995. As a result of an overall decrease in oil and gas drilling activity, this growth has resulted in the proportion of oil and gas wells drilled in the United States employing precision drilling technology increasing from 7% in 1990 to 17% in 1995. This growth has been driven primarily by the substantial cost savings, improvements to drilling efficiency and enhancements to reservoir production that precision drilling can provide to oilfield operators. The Company believes that these factors will continue to produce growth in the market for precision drilling services.

  Precision drilling can be used to develop a field with multiple wells drilled from the same offshore platform or, in environmentally sensitive areas (such as the Alaskan North Slope), from fewer surface facilities than conventional drilling would require. In addition, by drilling horizontally through a formation characterized by multiple vertical fractures, well productivity can be significantly increased and drilling costs can be reduced substantially (because fewer wells are required compared to a vertical development program). Recent developments in multilateral technology, which allow two or more horizontal wells to be drilled from the same vertical wellbore, have further enhanced well productivity and development efficiency.

  The technological and operational advantages of precision drilling combined with advances in the identification and location of hydrocarbons have made many marginal or otherwise uneconomical or depleted reservoirs economically feasible to produce. In addition, new "extended-reach" precision drilling technology allows many smaller offshore reservoirs, which may not be economic to develop on a stand-alone basis, to now be developed from existing offshore platforms. Advances in subsurface geological analysis (such as 3-D seismic technologies and computer-aided exploration ("CAEX") techniques), which have enhanced the identification and location of hydrocarbon deposits, combined with recent improvements in precision drilling technologies, are creating new opportunities for precision drilling services. In addition, new "slim-hole" precision drilling technology used in conjunction with small-diameter drill pipe or coiled tubing (a substitute for drill pipe) is permitting operators to re-enter old wells and drill from the existing wellbore to develop previously untapped deposits.

  Based on industry sources, the Company estimates that North and South America currently represent more than 70% of the worldwide market for oilfield precision drilling services (excluding the Commonwealth of Independent States and China). The Company's oilfield activities are primarily focused on the major precision drilling markets in the United States (including the Austin Chalk formation and the U.S. Gulf of Mexico), Venezuela, the North Sea, Argentina and Canada. The Company has a significant presence in each of these markets.

  Oilfield Precision Drilling Applications. The Company provides comprehensive precision drilling services for oil and gas drilling and workover applications, including computerized well planning, on-site drilling supervision, maintenance and support, and post-well analysis. In many oilfield applications, precision drilling techniques offer significant economic advantages over conventional vertical drilling techniques, such as reduced drilling time and expense, increased well production and enhanced reservoir recovery. The high torque, speed and performance offered by current-generation downhole drilling motors permit the use of precision drilling techniques as a practical alternative to conventional drilling even for vertically drilled wells. Customers for oilfield precision drilling services are concentrated primarily among major and large independent oil and gas companies. Because of the complexity involved in precision drilling, these customers typically rely on specialized precision drilling service contractors to manage the entire process of drilling the horizontal or directional portion of a well. Precision drilling services require high performance drilling motors, sophisticated guidance systems and analytical tools, and an experienced staff of wellsite and technical support personnel. The Company's drilling motors operate in conjunction with various guidance systems (including MWD instrument systems and steering tools) provided by the Company or other oilfield service companies. While the Company has its own line of steering instruments, which it assembles from sub-assemblies obtained from various third parties, Drilex currently obtains its MWD instrument systems from third-party manufacturers.

  Environmental Remediation and Trenchless Applications. The Company has applied its technical drilling capabilities to the development of new services for the emerging environmental remediation and trenchless services markets. Drilex has become a leader in the use of shallow well horizontal drilling for remediation applications, with a particular focus on groundwater remediation activities. Horizontal drilling provides total cost and performance advantages to conventional vertical drilling of sampling and treatment wells, primarily because horizontal drilling requires fewer wells and surface installation facilities and allows contaminants beneath fixed structures to be reached. The Company's customers for environmental remediation services include environmental service contractors, engineering consulting firms, petrochemical companies, hydrocarbon transportation companies and military and other governmental organizations.

  The Company also provides precision drilling services and equipment and related surveying services for trenchless pipeline and cable laying applications, which primarily involve horizontal boring underneath city streets and structures to enable the "trenchless" delivery of conduits in densely built areas, as well as subsurface crossings of rivers, streams and other bodies of water. Applications for trenchless services include subsurface installations of fiber optics lines, cable systems and utility pipelines and wiring. Customers for the Company's trenchless services include telephone and other utilities, as well as general contractors.

  The Company's environmental remediation and trenchless services operations accounted for approximately 14% of the Company's revenues (on a pro forma basis) in 1995. The Company believes the markets for these services offer significant opportunities for growth, and they are not subject to the same degree of cyclicality that affects the oil and gas exploration and development market.

  Product Rentals and Sales. In addition to manufacturing drilling motors for use in its own service operations, the Company provides its full line of manufactured drilling motors and related products for rent and for sale directly to end users. Customers for product rentals and sales include oil and gas exploration and development companies, environmental service contractors and contractors engaged in providing trenchless services. The Company's third-party rental revenues currently represent approximately 20% of the Company's total revenues. Sales of drilling motors and other products to third parties also currently account for approximately 20% of total revenues.

BUSINESS STRATEGY

  The Company's business strategy is built upon Drilex's premier line of downhole positive displacement drilling motors and emphasizes (i) providing the highest quality oilfield precision drilling and related customer support services in key geographic markets where demand for precision drilling services is concentrated, (ii) maximizing delivery of its core products, either through sales, rentals or alliance arrangements, into other geographic markets where the Company does not focus its service efforts, and (iii) capitalizing on its technical strengths by developing opportunities to deliver its core products and services into emerging oilfield and non-oilfield markets where the Company's technical expertise can provide significant advantages. The Company also intends to explore additional opportunities for external growth through acquisitions of businesses to complement the Company's existing operations.

  Drilex intends to maintain its position as the leading independent provider of oilfield precision drilling services by continuing its emphasis on delivering responsive, reliable and high quality services in key geographic markets. The Company currently concentrates its activities in the Austin Chalk formation (a large formation extending from South Texas to parts of Louisiana), the Gulf of Mexico, Venezuela, the North Sea, Argentina and Canada. Each of these markets is characterized by substantial field development activity (as opposed to new exploration activity) and a relatively high number of technically challenging situations that require high quality precision drilling operations. A recent independent market study conducted for the Company confirmed the Company's belief that service quality, reliability of equipment, localized knowledge of drilling conditions and experience and expertise of field personnel are the most important factors in competing for business in these markets. The Company believes that maintaining control over the entire design, engineering and manufacturing processes for its drilling motors provides the Company with distinct advantages in providing high quality service. The Company designs and builds its motors to optimize precision, power and reliability. Drilex also maintains a flexible manufacturing process that includes a continuous improvement program, which produces quality and performance improvements that enable Drilex to meet the leading-edge needs of its customers. In addition, the Company concentrates its service activities in its key geographic markets in order to develop and capitalize on the Company's local knowledge and to take advantage of the regional experience and expertise of its drilling supervisors and other technical field personnel, as well as to achieve scale operating efficiencies. Furthermore, the high level of activity conducted by the Company in concentrated geographic areas permits a focused application engineering effort, which allows the Company to refine its products and services to meet the needs of its customers on a more effective basis.

  The Company also utilizes other distribution channels to maximize delivery of its products to areas outside of its key geographic markets. Since its inception, the Company has successfully marketed its drilling motors on a sale and rental basis to oil and gas exploration and development companies and other oilfield service contractors under the internationally recognized "Drilex" brand name. These efforts have been particularly successful in the North Sea market, where the Company has become an established provider of drilling motors to operators and other service companies for various directional drilling and coiled tubing applications. The Company intends to strengthen its existing distribution channels and expand its product distribution in those markets where the Company is not a significant service competitor. In particular, the Company is in the process of establishing alliance arrangements with several large oilfield service companies, which would permit these companies to include Drilex motors in their comprehensive offerings of oilfield products and services in certain markets where the Company does not focus its service efforts.

  The Company plans to continue to build upon its technical drilling capabilities by further developing opportunities in emerging markets where the Company's expertise can provide competitive advantages. In particular, the Company believes that the development and rapid growth in the use of coiled tubing for oilfield workover, redrilling and recompletion operations has provided a significant opportunity for growth in the use of precision drilling technology for slim-hole applications. The Company has become the leading supplier of smaller diameter drilling motors and related equipment for coiled tubing operations and intends to maintain this leadership position as coiled tubing operations increasingly become a substitute for conventional drilling operations. Drilex has also been successful in developing opportunities for precision drilling in the environmental remediation and trenchless services markets, which the Company believes offer significant opportunities for growth. The Company is focusing its efforts on the high-end segments of these markets and is pursuing long-term relationships with large customers that generate substantial demand for services that can be provided by Drilex.

  The Company continually reviews opportunities for growth through the acquisition of other businesses to complement its existing operations. The recent Cobb and ENSCO Technology Acquisitions expanded the Company's presence in certain of its key geographic markets for oilfield precision drilling services and provided the Company with significant opportunities to expand its distribution of Drilex-manufactured motors by employing them in the newly acquired operations. In addition, the ENSCO Technology Acquisition significantly expanded the Company's MWD capabilities, providing the Company additional opportunities to deploy its products and services. The Sharewell Acquisition also provided the opportunity to expand the Company's product distribution and significantly increased the Company's service capabilities in the emerging environmental remediation and trenchless services markets. The Company will continue to explore opportunities involving acquisitions of other businesses to expand distribution of the Company's products and services, to add key technologies, to gain access to attractive industry niches, and to otherwise enhance its market presence.

                                  THE OFFERING

Shares of Common Stock
 offered................. 2,000,000
Shares of Common Stock
 outstanding:
  Before the Offering.... 4,391,778
  After the Offering..... 6,391,778
Use of Proceeds.......... To repay long-term indebtedness, a substantial portion of which was incurred in connection with
                          acquisitions, and for general corporate purposes.
                          See "Use of Proceeds."
Proposed Nasdaq National
 Market Symbol........... DRLX

                                  RISK FACTORS

  Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

     SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND OTHER DATA

  The summary historical financial information presented below as of and for the year ended December 31, 1995 and for the periods ended December 31, 1994, March 30, 1994 and December 31, 1993, is derived from the audited consolidated financial statements of the Company and its predecessor company, Drilex Systems, Inc. ("DSI"). The summary unaudited pro forma financial information presented below is derived from the Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company included elsewhere in this Prospectus and gives effect to the Sharewell and ENSCO Technology Acquisitions and the Offering. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of actual results of operations that would have been achieved had the transactions been consummated on the dates reflected in such assumptions, and is not necessarily indicative of future results of operations. The summary historical and pro forma financial information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Pro Forma Condensed Consolidated Statement of Income and the Consolidated Financial Statements of the Company and of DSI, including the Notes thereto, included elsewhere in this Prospectus.

                                         THE COMPANY                 PREDECESSOR COMPANY(C)
                         ------------------------------------------- -----------------------
                           PRO FORMA                  MARCH 30, 1994 JANUARY 1,
                          YEAR ENDED     YEAR ENDED   (INCEPTION) TO  1994 TO    YEAR ENDED
                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,  MARCH 30,  DECEMBER 31,
                             1995         1995(A)        1994(B)        1994        1993
                         ------------- -------------- -------------- ---------- ------------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA:
Net revenues............    $73,557       $57,526        $25,209       $6,357     $25,871
Costs of sales and
 operations.............     44,865        34,606         12,924        3,364      14,093
Selling, general and
 administrative
 expenses...............     16,150        13,448          6,711        2,029       8,286
Depreciation and
 amortization...........      6,354(d)      4,492(d)       1,855          775       3,107
                            -------       -------        -------       ------     -------
Operating income........      6,188         4,980          3,719          189         385
Interest expense........       (933)       (1,935)          (478)        (481)     (1,893)
                            -------       -------        -------       ------     -------
Income (loss) before
 income taxes and
 minority interests.....      5,255         3,045          3,241         (292)     (1,508)
Provision for income
 taxes..................     (1,892)       (1,097)        (1,166)          (3)       (152)
Minority interests......       (100)         (164)           (66)          --          --
                            -------       -------        -------       ------     -------
Net income (loss).......    $ 3,263       $ 1,784        $ 2,009       $ (295)    $(1,660)
                            =======       =======        =======       ======     =======
Net income per common
 and common equivalent
 share..................    $   .50       $   .40        $   .57
                            =======       =======        =======
Weighted average common
 and common equivalent
 shares outstanding.....      6,576         4,411          3,507
OTHER DATA:
Capital expenditures....    $ 9,553       $ 5,408        $   707       $  195     $   252
EBITDA(e)...............     12,542         9,472          5,574          964       3,492
                            AS OF DECEMBER 31, 1995
                          ----------------------------
                           HISTORICAL   AS ADJUSTED(F)
                          ------------- --------------
                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........    $13,365       $21,228
Total assets............     77,754        81,415
Long-term debt, less
 current maturities.....     32,467         7,330
Total stockholders'
 equity.................     23,682        56,682

                                                   (footnotes on following page)

- --------
(a) Results for the year are not comparable to prior periods due to the ENSCO Technology and Sharewell Acquisitions.
(b) Results for the period are not comparable to prior years due to the Cobb Acquisition.
(c) The predecessor company, DSI, was a wholly owned subsidiary of MascoTech, Inc. prior to its acquisition by the Company on March 30, 1994. As a wholly owned subsidiary of MascoTech, Inc., DSI was allocated interest and other expenses by its parent. Earnings per share are not presented for periods during which DSI was wholly owned by MascoTech, Inc.
(d) Effective April 1, 1995, the Company changed its estimated useful life for certain drilling motor components from five to seven years. This change was made to better reflect the estimated period during which these assets will remain in service. The effect of this change was an increase in net income of $248,000, or $.06 per share, for the year ended December 31, 1995.
(e) EBITDA means operating income (loss) plus depreciation and amortization. EBITDA is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles. Reference is made to the Consolidated Statement of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles.
(f) Gives effect to the Offering and the application of the net proceeds to the Company therefrom (assumed to be $33.0 million) as described under "Use of Proceeds." See "Capitalization."

                                 RISK FACTORS

  Prospective purchasers of Common Stock should consider the following factors, as well as the information contained elsewhere in the Prospectus.

RELIANCE ON THE OIL AND GAS INDUSTRY

  The Company's business is substantially dependent upon the condition of the oil and gas industry and the industry's willingness to spend capital on drilling operations. The level of expenditures on such activities is generally dependent on the prevailing view of future hydrocarbon product prices, which are affected by the numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), the cost of producing oil and gas and technological advances. Oil and gas prices and drilling activity have been characterized by significant volatility in recent years. No assurance can be given that there will not be continued volatility or that the future price of oil and gas will be sufficient to support the level of drilling-related activities necessary for the Company to grow or maintain its business.

RELIANCE ON NEW PRODUCT DEVELOPMENT AND POSSIBLE TECHNOLOGICAL OBSOLESCENCE

  The market for the Company's products and services is characterized by changing technology. As a result, the Company's success is dependent upon its ability to develop new products and services on a cost-effective basis and to introduce them into the marketplace in a timely manner. Drilex intends to continue committing financial resources and effort to the development of new products and services. There can be no assurance that the Company will successfully differentiate itself from its competitors, that the market will consider the Company's products and services to be superior to its competitors' products and services or that the Company will be able to adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages. See "Business."

EXTENT OF PROTECTION OF PROPRIETARY TECHNOLOGIES

  The Company relies upon, among other things, a combination of patent, copyright and trade secret laws to protect its intellectual property rights covering certain aspects of its products and services. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its intellectual property rights or independent development by others of competitive products or services. In addition, the laws of certain foreign countries may not protect such rights to the same extent as to the laws of the United States. Litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights of the Company. See "Business--Patents and Other Intellectual Property."

DEPENDENCE ON CERTAIN THIRD-PARTY SUPPLIERS

  The Company's two independent suppliers for MWD instrument systems are essentially the only two sources for such equipment available to the Company. The Company's reliance on these limited sources subjects it to the risks of, among other things, delays in the receipt of desired quantities of MWD equipment (as a result of manufacturing delays or other reasons) and increases in prices for such equipment. The Company also relies on single suppliers for the stator molding and the thrust bearings used in the manufacture of its downhole positive displacement motors. While the Company does not anticipate any difficulties in continuing to obtain product from these single suppliers, the Company believes that adequate alternative sources are available should the need arise. Such alternative sources may, however, involve increased costs to the Company and shipment delays. See "Business--Products and Services" and "--Engineering and Manufacturing."

RELIANCE ON SIGNIFICANT CUSTOMERS

  The Company's business is dependent on securing and maintaining customers by delivering prompt, reliable and high quality service and reliable, high-performance products. For the year ended December 31, 1995, one of the Company's customers accounted for approximately 10% of the Company's revenues. While the Company is not dependent on any one customer, the loss of one or more of its significant customers could, at least on a short-term basis, have a material adverse effect on the Company's results of operations. See "Business--Customers."

OPERATIONAL HAZARDS AND INSURANCE

  The Company's operations are subject to many hazards inherent in the drilling and workover of oil and gas wells (including explosions, blow-outs, reservoir damage, loss of well control, cratering and fires), the occurrence of which could result in the suspension of drilling operations, damage to or destruction of equipment and injury or death to field personnel. Damage to the environment could also result from operations that may involve the Company or its products. The Company maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by the Company in its operations. Moreover, no assurance can be given that the Company will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available.

RISKS OF INTERNATIONAL OPERATIONS

  Drilex maintains facilities in five countries and, from time to time, conducts operations in numerous other countries. On a pro forma basis, the Company's non-U.S. operations accounted for approximately 23% of the Company's revenues during the year ended December 31, 1995 (and the Company's operations in Venezuela accounted for approximately 39% of these foreign-sourced revenues). The Company's business outside the United States is subject to various risks of international operations that are beyond its control, such as instability of foreign economies and governments, currency fluctuations, overlap of different tax structures, risks of expropriation, and changes in laws and policies affecting trade and investment. The Company attempts to limit its exposure to foreign currency fluctuations by limiting the amount by which its foreign contracts are denominated in a currency other than U.S. dollars to an amount generally equal to expenses expected to be incurred in such foreign currency. The Company has not historically engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

COMPETITION

  The industry in which the Company operates is highly competitive. Several of the Company's competitors are divisions or subsidiaries of companies that are substantially larger and have greater financial and other resources than the Company. See "Business--Competition."

POTENTIAL FUTURE SALES OF SHARES

  Upon completion of the Offering, DRLX Partners, L.P. will own 4,119,207 shares of Common Stock, constituting approximately 64.4% of the then outstanding shares of Common Stock. DRLX Partners, L.P., together with each of the Company's directors and executive officers, have agreed not to sell or otherwise voluntarily dispose of any Common Stock for a period of 120 days after the date of this Prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as representative of the Underwriters, with certain exceptions. After such period all or any of such shares may be sold pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the registration requirements under the Securities Act. The Company has entered into agreements with DRLX Partners, L.P. and certain other stockholders that provide such stockholders with certain rights to have their shares of Common Stock registered under the Securities Act, in order to permit the public sale of such shares. See "Certain Relationships and Related Transactions--Registration Rights Agreement." In addition, shares of Common Stock held by the Company's existing stockholders will be eligible for resale in the future pursuant to Rule 144 promulgated under the Securities Act. Sales or the possibility of sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

INFLUENCE OF PRINCIPAL STOCKHOLDER AND MANAGEMENT

  Upon completion of the Offering, DRLX Partners, L.P. will beneficially own approximately 64.4% of the outstanding Common Stock. Accordingly, such stockholder would have the ability to control matters requiring stockholder approval, including the election of directors and certain extraordinary transactions. See "Security Ownership of Certain Beneficial Owners and Management."

DEPENDENCE ON KEY MANAGEMENT AND TECHNICAL EMPLOYEES

  The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. The loss of one or more of these individuals could have a material adverse effect on the Company. In addition, the Company's success is also substantially dependent upon its ability to attract and retain qualified drilling supervisors and other technical field personnel. Although the Company has never experienced a prolonged shortage of qualified personnel in any of its operations (and does not currently anticipate any such shortage), if demand for precision drilling services were to increase rapidly, retention of qualified field personnel might become more difficult without significant increases in compensation. See "Business--Employees" and "Management."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for precision drilling services. The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Business-- Governmental Regulation and Environmental Matters."

POTENTIAL ADVERSE EFFECTS OF PREFERRED STOCK AUTHORIZED FOR ISSUANCE

  The authorized capital stock of the Company includes unissued shares of preferred stock, par value $.01 per share ("Preferred Stock"). The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights and restrictions thereof. Accordingly, the Company may issue a series of Preferred Stock in the future that will have preference over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution, winding up or otherwise, or which may have significant voting rights. In addition, the ability of the Board of Directors to set the terms of Preferred Stock could have the effect of discouraging unsolicited acquisition proposals. See "Description of Capital Stock--Preferred Stock."

POSSIBLE ANTITAKEOVER EFFECTS

  The Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. These provisions, among other things, provide for a classified Board of Directors with staggered terms, restrict the ability of stockholders to take action by written consent, impose certain supermajority voting requirements, authorize the Board of Directors to set the terms of Preferred Stock and impose restrictions on business combinations with certain interested parties. See "Description of Capital Stock."

NO ANTICIPATED DIVIDENDS ON COMMON STOCK

  The Company's Board of Directors does not currently anticipate authorizing the payment of dividends in the foreseeable future. In addition, the payment of dividends is prohibited by the terms of certain of the Company's existing financing arrangements. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price was determined by negotiation among the Company and representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. For a discussion of the factors considered in determining the initial public offering price, see "Underwriting." The trading price of the Common Stock may be subject to significant fluctuations in respect to variations in the Company's results of operations, actual or anticipated announcements of technical innovations or new products and services by the Company or its competitors, general conditions in the oilfield services industry and regional economies, and other events or factors. In addition, the global stock markets have from time to time experienced extreme price and volume fluctuations, which in the future could adversely affect the market price of the Common Stock.

DILUTION

  The initial public offering price is substantially higher than the book value per outstanding share of Common Stock and the effective price per share paid by DRLX Partners, L.P. and other current stockholders to purchase their interests in the Company. Purchasers of the shares of Common Stock offered hereby will, therefore, incur immediate dilution. See "Dilution."

                                  THE COMPANY

  Drilex is a leading provider of products and services used in directional, horizontal and other precision drilling of oil and gas wells, oilfield workover operations, environmental remediation applications, and trenchless pipeline and cable laying applications. Precision drilling involves the combined use of a steerable downhole positive displacement drilling motor and a guidance system to enable the controlled placement of a borehole through predetermined locations. Drilex employs this technology to drill to depths ranging from near surface to more than four miles. The Company's products and services include comprehensive computerized well planning and engineering services, supervision of drilling operations and project management, a full range of high performance downhole positive displacement motor systems, guidance systems (such as MWD instrument systems and steering tools), and other related downhole tools. Oilfield applications accounted for approximately 86% of the Company's revenues (on a pro forma basis) in 1995. The Company currently operates from 23 locations around the world and has approximately 390 employees.

  Drilex was one of the pioneers in the development of downhole drilling motors in the early 1980s and is now a worldwide leader in the design and manufacture of high-performance, multi-lobed positive displacement drilling motors. A positive displacement drilling motor, one of the key components in a precision drilling project, is hydraulically powered by the drilling fluids pumped into the wellbore during normal drilling operations. In addition to providing directional control, a downhole drilling motor provides the primary rotational power to the drill bit, in contrast to conventional vertical drilling, in which spinning the drillstring at the surface is the primary method for rotating the drill bit. The Company employs its drilling motors in its own service operations and also provides motors for sale or rent under the internationally recognized "Drilex" brand name to oil and gas exploration and development companies and oilfield service contractors. Drilex has designed its drilling motors to optimize flexibility, power and reliability, resulting in some of the highest power and quality ratings in the industry. Drilex believes it is the only independent company focused on providing precision drilling services that designs and manufactures the primary components of its own drilling motors. The Company believes that its ability to design and manufacture its own drilling motors provides it with distinct competitive advantages, both in terms of the performance characteristics of its motors and the quality of service that Drilex is able to provide to its customers.

  Drilex was originally formed in Scotland in 1981 to design, manufacture and rent a series of downhole drilling motors based on early technology licensed from the Ministry of Oil of the Union of Soviet Socialist Republics. In connection with the introduction of Drilex motors into the U.S. markets in 1982, DSI established an association with Grant Oil Tool Company ("Grant"), a subsidiary of MascoTech, Inc. ("MascoTech"). In January 1984, MascoTech acquired DSI and integrated its product lines with the other oilfield product lines of Grant. In 1989, MascoTech split out DSI as an autonomous unit within the MascoTech group of energy companies. On March 31, 1994, a group of investors, consisting of DRLX Partners, L.P. and John Forrest (a founder of DSI and the current President and Chief Executive Officer of the Company), purchased DSI (the "DSI Acquisition") from MascoTech following MascoTech's decision to exit the oilfield services business. The Company has since grown substantially through the expansion of its product and service offerings and the acquisitions of complementary businesses.

  On September 30, 1994, the Company acquired substantially all of the fixed assets of Cobb Directional Drilling Company, Inc. ("Cobb") and its affiliate, Posi-Trak Mud Motors, Inc. ("Posi-Trak"), in an asset purchase transaction (the "Cobb Acquisition") with a purchase price of approximately $8.2 million, consisting of approximately $3.6 million in cash, a $1.3 million promissory note due September 1997, the issuance of 241,307 shares of Common Stock (then valued at $1.3 million) and a one-third equity interest (then valued at $2.0 million) in Cobb Directional Drilling Company, L.L.C., a subsidiary of the Company formed to hold the assets acquired in the transaction. The Company also entered into a five-year employment agreement with Mr. Archie A. Cobb, III, the owner of Cobb and Posi-Trak. On March 23, 1995, the Company repurchased 144,785 of such 241,307 shares of Common Stock and the one-third equity interest in Cobb Directional Drilling Company, L.L.C. for a combined purchase price consisting of approximately $1.0 million in cash, a $1.0 million amortizing note with a final maturity in 1998, and a $1.2 million short-term note due July 1995 (which was paid at maturity). Cobb was founded in 1979 by Mr. Cobb and became a leading independent directional drilling contractor and provider of drilling motors for the U.S. Gulf of Mexico region. See "Management--Employment Agreements" and "Certain Transactions and Relationships."

  On May 5, 1995, the Company acquired the stock (the "Sharewell Acquisition") of Sharewell, Inc. ("Sharewell") for a purchase price consisting of $1.0 million cash, amortizing notes aggregating $2.8 million in principal amount and having final maturities in 2000 (the "Sharewell Promissory Notes"), and warrants for the purchase of 180,981 shares of Common Stock at an exercise price of $5.53 per share, subject to certain antidilution adjustments. In addition, at closing the Company caused Sharewell to (i) repay certain bank debt in the approximate amount of $1.2 million and (ii) pay $2.0 million in cash to a Sharewell stockholder in full satisfaction of an obligation under a non-compete agreement and in partial repayment of a promissory note issued by Sharewell to that stockholder. The balance of such promissory note was replaced, after reflecting certain adjustments, with a $1.9 million amortizing promissory note from the Company maturing April 2000 (the "Sharewell Replacement Note"). Sharewell was founded in 1984 initially to provide steering services to pipeline construction contractors that were beginning to use slant rigs to directionally drill underground river crossings for the installation of pipelines. Sharewell has grown to become a leading provider of guidance services and equipment to the trenchless drilling market worldwide and a significant supplier of guidance and survey instruments to the oilfield precision drilling industry. Sharewell currently offers steering tools and survey instrumentation for sale or rental, as well as complete trenchless drilling services. Additionally, Sharewell offers a proprietary guidance system for use in areas affected by magnetic interference, where the use of conventional guidance systems may be precluded.

  On September 30, 1995, the Company acquired substantially all of the net assets of ENSCO Technology Company ("ENSCO Technology"), a wholly owned subsidiary of ENSCO International Incorporated ("ENSCO"), in an asset purchase transaction (the "ENSCO Technology Acquisition") with a purchase price of approximately $17.9 million, consisting of approximately $11.8 million in cash, a $3.6 million amortizing promissory note payable to ENSCO Technology and having a final maturity in 2000 (the "ENSCO Promissory Note") and a $2.5 million convertible amortizing note payable to ENSCO Technology and having a final maturity in 2000 (the "ENSCO Convertible Note"). The ENSCO Convertible
Note is convertible into 361,962 shares of Common Stock at a conversion price of $6.91 per share, subject to certain antidilution adjustments. The ENSCO Promissory Note will be repaid with part of the net proceeds from the Offering. See "Use of Proceeds" and "Certain Transactions and Relationships." ENSCO Technology was a leading provider of precision drilling services, with special emphasis on horizontal drilling. It was among the largest precision drilling service companies in the Austin Chalk formation.

  Unless the context otherwise requires, references in this Prospectus to the "Company" or "Drilex" refer to Drilex Corporation and its consolidated subsidiaries viewed as a single entity and include its predecessors.

  The Company's principal executive offices are located at 15151 Sommermeyer, Houston, Texas 77041, and its telephone number at such address is (713) 937-8888.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Common Stock offered hereby are estimated to be approximately $33.0 million, assuming a public offering price of $18.00 per share (the midpoint of the estimated initial public offering price range). Of such net proceeds, (i) $3.6 million will be used to repay the entire principal amount outstanding on the ENSCO Promissory Note, (ii) $27.3 million will be used to repay all borrowings outstanding under a term note and bank credit agreement with Texas Commerce Bank National Association ("TCB"), as lender (collectively, with their related interest rate agreements, the "Credit Facility"), and (iii) the remaining approximately $2.1 million will be used for general corporate purposes. A substantial portion of the indebtedness outstanding under the Credit Facility was originally incurred in connection with the DSI Acquisition, the Cobb Acquisition, the Sharewell Acquisition and the ENSCO Technology Acquisition.

  The ENSCO Promissory Note bears interest at a floating rate equal to the interest rate established from time to time by Chemical Bank as its "base rate," and is payable in annual installments of approximately $0.7 million commencing September 30, 1996, with final maturity on September 30, 2000. The ENSCO Promissory Note is subject to mandatory prepayment upon completion of the Offering.

  As of May 1, 1996, the outstanding indebtedness under the Credit Facility was $27.3 million, consisting of $11.6 million under a $13.0 million revolving credit and letter of credit facility (the "Revolving Credit Facility") and a $15.7 million term loan (the "Term Loan"). Borrowings under the Term Loan and Revolving Credit Facility generally bear interest at a Eurodollar or Eurosterling interbank offered rate plus a margin (currently 2.0% for both facilities) or TCB's prime rate plus a margin (currently 0.5%). The margins vary based on the Company's ratio of total debt to net worth plus total debt. At May 1, 1996, the effective interest rates applicable to borrowings under the Revolving Credit Facility and the Term Loan (giving effect to an interest rate swap agreement applicable to the Term Loan, see Note 6 to the Consolidated Financial Statements of the Company) were 7.79% and 8.22%, respectively. The Term Loan requires quarterly principal payments of approximately $0.9 million, with final maturity on September 30, 2000. Certain prepayments of the Term Loan from excess cash flow are also required if the Company does not meet a financial test. The Revolving Credit Facility has a term that expires on September 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  Drilex Corporation has not paid dividends on its Common Stock since its inception and does not anticipate paying dividends on the Common Stock in the foreseeable future. The Company expects that it will retain funds generated by the Company's operations for the development and growth of its business. The Company's future dividend policy will be determined by its Board of Directors on the basis of various factors, including, among other things, the Company's financial condition, cash flows from operations, the level of its capital expenditures, its future business prospects, the requirements of Delaware law, and any restrictions imposed by the Company's current or future credit facilities. Provisions contained in the Credit Facility currently prohibit the payment of dividends on the Common Stock. In addition, the ENSCO Convertible Note contains a covenant that requires the maintenance of a minimum of $4.0 million of consolidated tangible net worth, and the Sharewell Replacement Note contains a covenant that requires the maintenance of $9.5 million of consolidated net worth. These covenants could, under certain circumstances, limit the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The net tangible book value (total assets less goodwill and other intangibles less liabilities) of the Company at December 31, 1995 was $1.25 per share of Common Stock. After giving effect to the receipt of an assumed $33.0 million of net proceeds to the Company from the Offering (based on the sale of Common Stock pursuant to the Offering at an assumed initial public offering price of $18.00 per share (the midpoint of the estimated initial public offering price range) and net of estimated underwriting discounts and commissions and offering expenses), pro forma net tangible book value per share would have been $6.03 per share of Common Stock outstanding after the Offering, representing an immediate increase in net tangible book value of $4.78 per share of Common Stock to the existing stockholders and an immediate dilution of $11.97 per share to the new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share......................  $18.00
     Net tangible book value per share before the Offering........  $1.25
     Increase in net tangible book value per share attributable to
      sale of Common Stock by the Company in the Offering.........   4.78
   Pro forma net tangible book value per share after the Offering.......    6.03
                                                                          ------
   Dilution in net tangible book value per share to new investors purchasing Common Stock offered hereby..............................  $11.97
                                                                          ======

  The following table sets forth, as of December 31, 1995, the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors, based on the assumed initial public offering price:

                                                                         AVERAGE
                                   SHARES PURCHASED  TOTAL CONSIDERATION  PRICE
                                   ----------------- -------------------   PER
                                    NUMBER   PERCENT   AMOUNT    PERCENT  SHARE
                                   --------- ------- ----------- ------- -------
Existing stockholders............. 4,381,205   68.7% $19,839,805   35.5%  $4.53
New investors..................... 2,000,000   31.3   36,000,000   64.5   18.00
                                   ---------  -----  -----------  -----   -----
  Total........................... 6,381,205  100.0% $55,839,805  100.0%  $8.75
                                   =========  =====  ===========  =====   =====

                                CAPITALIZATION

  The following table sets forth the consolidated short-term debt and capitalization of the Company at December 31, 1995 and as adjusted to give effect to the Offering and the application of the net proceeds to the Company therefrom (assumed to be $33.0 million) as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Pro Forma Condensed Consolidated Statement of Income and the Consolidated Financial Statements of the Company, including the Notes thereto, included elsewhere in this Prospectus.

                                                          DECEMBER 31, 1995
                                                      --------------------------
                                                         ACTUAL     AS ADJUSTED
                                                      ------------ -------------
                                                      (IN THOUSANDS OF DOLLARS)
Short-term debt:
  Current maturities of long-term debt............... $      5,886 $      1,684
                                                      ============ ============
Long-term debt (less current maturities):
  Credit Facility.................................... $     22,288 $         --
  ENSCO Promissory Note..............................        2,849           --
  ENSCO Convertible Note.............................        2,000        2,000
  Cobb Promissory Notes..............................        1,749        1,749
  Sharewell Promissory Notes.........................        1,918        1,918
  Sharewell Replacement Note.........................        1,663        1,663
                                                      ------------ ------------
    Total long-term debt.............................       32,467        7,330
                                                      ------------ ------------
Minority interests...................................          805          805
Stockholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares
   authorized, none issued...........................           --           --
  Common Stock, $.01 par value, 25,000,000 shares
   authorized, 4,381,205 shares outstanding
   (historical), 6,381,205 shares outstanding (as
   adjusted).........................................           44           64
  Additional paid-in capital.........................       19,845       52,825
  Retained earnings..................................        3,793        3,793
                                                      ------------ ------------
    Total stockholders' equity.......................       23,682       56,682
                                                      ------------ ------------
      Total capitalization........................... $     62,840 $     66,501
                                                      ============ ============

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

  The following table sets forth selected historical financial and other data for the Company. The information presented as of and for the periods ended December 31, 1995 and 1994, March 30, 1994 and December 31, 1993 is derived from the audited consolidated financial statements of the Company and its predecessor company, DSI. The information presented as of and for the years ended December 31, 1992 and 1991 is derived from the unaudited consolidated financial statements of DSI. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the Notes thereto, included elsewhere in this Prospectus.

                                  THE COMPANY                 PREDECESSOR COMPANY(C)
                          ---------------------------- ---------------------------------------
                                        MARCH 30, 1994 JANUARY 1,
                           YEAR ENDED   (INCEPTION) TO  1994 TO    YEARS ENDED DECEMBER 31,
                          DECEMBER 31,   DECEMBER 31,  MARCH 30,  ----------------------------
                            1995(A)        1994(B)        1994      1993      1992      1991
                          ------------  -------------- ---------- --------  --------  --------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA:
Net revenues............    $57,526        $25,209       $6,357    $25,871   $24,349   $28,302
Costs of sales and
 operations.............     34,606         12,924        3,364     14,093    14,326    14,625
Selling, general and
 administrative
 expenses...............     13,448          6,711        2,029      8,286    10,573     9,226
Depreciation and
 amortization...........      4,492(d)       1,855          775      3,107     2,942     3,489
                            -------        -------      -------   --------  --------  --------
Operating income (loss).      4,980          3,719          189        385    (3,492)      962
Interest expense........     (1,935)          (478)        (481)    (1,893)   (1,667)   (1,686)
                            -------        -------      -------   --------  --------  --------
Income (loss) before
 income taxes and
 minority interests.....      3,045          3,241         (292)    (1,508)   (5,159)     (724)
Provision for income
 taxes..................     (1,097)        (1,166)          (3)      (152)      (84)      (71)
Minority interests......       (164)           (66)          --         --        --        --
                            -------        -------      -------   --------  --------  --------
Net income (loss).......    $ 1,784        $ 2,009      $  (295)  $ (1,660) $ (5,243) $   (795)
                            =======        =======      =======   ========  ========  ========
Net income per common
 and common equivalent
 share..................    $   .40        $   .57
                            =======        =======
Weighted average common
 and common equivalent
 shares outstanding.....      4,411          3,507
OTHER DATA:
Capital expenditures....    $ 5,408        $   707      $   195   $    252  $  1,364  $  3,196
EBITDA(e)...............      9,472          5,574          964      3,492      (550)    4,451
BALANCE SHEET DATA:
Working capital.........    $13,365        $ 9,511      $10,533   $ 10,717  $ 10,581  $ 11,839
Total assets............     77,754         36,292       24,965     26,196    26,793    28,033
Long-term debt, less
 current maturities.....     32,467          7,633           --         --        --        --
Total stockholders'
 equity(c)(f)...........     23,682         19,557       22,794     22,990    24,459    26,177

- --------
(a) Results for the year are not comparable to prior periods due to the ENSCO Technology and Sharewell Acquisitions.
(b) Results for the period are not comparable to prior years due to the Cobb Acquisition.
(c) The predecessor company, DSI, was a wholly owned subsidiary of MascoTech prior to its acquisition by the Company on March 30, 1994. As a wholly owned subsidiary of MascoTech, DSI was allocated interest and other expenses by its parent, and had no long-term indebtedness since its financing requirements were met through advances from MascoTech. For purposes of this presentation, such advances from MascoTech are reflected in stockholders' equity. Earnings per share are not presented for periods during which DSI was wholly owned by MascoTech.
(d) Effective April 1, 1995, the Company changed its estimated useful life for certain drilling motor components from five to seven years. This change was made to better reflect the estimated period during which these assets will remain in service. The effect of this change was an increase in net income of $248,000, or $.06 per share, for the year ended December 31, 1995.
(e) EBITDA means operating income (loss) plus depreciation and amortization. EBITDA is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles. Reference is made to the Consolidated Statement of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles.
(f) No cash dividends were declared or paid on Common Stock during any of the periods presented.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

  The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1995 has been prepared to reflect adjustments to the Company's historical results of operations as if (i) the Sharewell and ENSCO Technology Acquisitions had occurred on January 1, 1995 and (ii) the Offering had occurred on January 1, 1995 and the net proceeds from the Offering had been used for the repayment of indebtedness as described under "Use of Proceeds." The pro forma financial information should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere herein. The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results for the Company.

                                                           YEAR ENDED DECEMBER 31, 1995
                          --------------------------------------------------------------------------------------------------
                                                                                ENSCO                   PRO FORMA
                                                   SHAREWELL                 TECHNOLOGY    PRO FORMA   ADJUSTMENTS
                                                   PRO FORMA       ENSCO      PRO FORMA       FOR          FOR         PRO
                          HISTORICAL SHAREWELL(A) ADJUSTMENTS  TECHNOLOGY(B) ADJUSTMENTS  ACQUISITIONS  OFFERING      FORMA
                          ---------- ------------ -----------  ------------- -----------  ------------ -----------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues............   $57,526      $2,664       $  --        $13,367       $  --       $73,557      $   --      $73,557
Operating expenses:
 Costs of sales and
  operations............    34,606       1,790          --          8,469(f)       --        44,865          --       44,865
 Selling, general and
  administrative
  expenses..............    13,448         815          --          1,887          --        16,150          --       16,150
 Depreciation and
  amortization..........     4,492         179         143(c)       1,797        (257)(c)     6,354          --        6,354
                           -------      ------       -----        -------       -----       -------      ------      -------
                            52,546       2,784         143         12,153        (257)       67,369          --       67,369
                           -------      ------       -----        -------       -----       -------      ------      -------
Operating income (loss).     4,980        (120)       (143)         1,214         257         6,188          --        6,188
Interest expense........    (1,935)        (30)       (198)(d)         --        (854)(d)    (3,017)      2,084(g)      (933)
                           -------      ------       -----        -------       -----       -------      ------      -------
Income (loss) before
 income taxes and
 minority interests.....     3,045        (150)       (341)         1,214        (597)        3,171       2,084        5,255
Credit (provision) for
 income taxes...........    (1,097)         44         133(e)         (52)       (170)(e)    (1,142)       (750)(e)   (1,892)
Minority interests......      (164)          2          --             62          --          (100)         --         (100)
                           -------      ------       -----        -------       -----       -------      ------      -------
Net income (loss).......   $ 1,784      $ (104)      $(208)       $ 1,224       $(767)      $ 1,929      $1,334      $ 3,263
                           =======      ======       =====        =======       =====       =======      ======      =======
Net income per common
 and common equivalent
 share..................   $   .40                                                                                   $   .50
                           =======                                                                                   =======
Weighted average common
 and common equivalent
 shares outstanding.....     4,411                                                                                     6,576(h)
                           =======                                                                                   =======

 See accompanying notes to unaudited pro forma condensed consolidated statement of income.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME

  (a) Represents Sharewell's results of operations for the period from January 1, 1995 to May 5, 1995 (the date of acquisition).

  (b) Represents ENSCO Technology's results of operations for the period from January 1, 1995 to September 30, 1995 (the date of acquisition).

  (c) Adjusts depreciation expense (for property and equipment) and amortization expense (for goodwill and other intangible assets) as a result of purchase price accounting adjustments for the related assets.

  (d) Adjusts interest expense as if the indebtedness related to the acquisitions had been outstanding for the period from January 1, 1995 to the date of acquisition.

  (e) Adjusts the provision for income taxes based on the Company's statutory income tax rate of 36%.

  (f) Includes a net gain of approximately $0.6 million resulting primarily from reimbursements from customers for MWD equipment that was lost in hole.

  (g) Represents interest expense related to indebtedness which is assumed to be retired with proceeds to the Company from the Offering. See "Use of Proceeds."

  (h) Includes the weighted average number of common and common equivalent shares outstanding during the year, as adjusted to reflect the
      Sharewell and ENSCO Technology Acquisitions and the Offering as of January 1, 1995.
- --------
Note: The Company expects to realize future cost savings through reduced rentals of drilling motors from third parties and increased utilization of MWD equipment. While there are various uncertainties involved in projecting future results, the amount of these cost savings is expected to be approximately $3.0 million per year. The pro forma results of operations do not reflect these expected cost savings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to assist in understanding the Company's financial condition and results of operations as of and for each year in the three-year period ended December 31, 1995. The statements in this discussion regarding the industry outlook, the Company's expectations regarding growth in the precision drilling segment, the Company's expectations regarding the future performance of its businesses, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including but not limited to the uncertainties relating to exploration and development decisions to be made in the future by oil and gas exploration and development companies and the risks and uncertainties described in "Risk Factors," particularly those under the captions "Reliance on the Oil and Gas Industry," "Reliance on New Product Development and Possible Technological Obsolescence," "Risks of International Operations" and "Governmental Regulation and Environmental Matters." This discussion should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Statement of Income and the Consolidated Financial Statements of the Company and of DSI, including the Notes thereto, included elsewhere in this Prospectus.

OVERVIEW

  The Company's business is substantially dependent upon the condition of the oil and gas industry and the willingness of oil and gas companies to spend capital on drilling and workover operations, which is generally dependent on the prevailing view of future hydrocarbon product prices. This is particularly the case in the United States, where the Company generates approximately 74% of its revenues. Expectations relative to such future prices are affected by numerous factors affecting the supply and demand for oil and natural gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, political requirements of national governments, coordination by OPEC, the cost of producing oil and gas, and technological advances. Oil and gas prices and exploration and development activity have been characterized by significant volatility in recent years.

  Although overall oil and gas drilling activity as measured by the rotary rig count has declined significantly over the past 15 years, rapid increases in precision drilling technology, enhanced geological prospecting technologies (such as 3-D seismic technologies and CAEX techniques), and the demands of exploration and development companies for more precise and less costly drilling systems have driven growth in the precision drilling segment of the oilfield drilling market. Based on industry sources, the Company estimates that the number of oil and gas wells drilled in the United States using precision drilling technology increased 56% from 2,110 in 1990 to 3,288 in 1995. As a result of an overall decrease in oil and gas drilling activity, this growth has resulted in the proportion of oil and gas wells drilled in the United States employing precision drilling technology increasing from 7% in 1990 to 17% in 1995.

  Drilex anticipates continued growth in the market for precision drilling services and expects the number of oilfield jobs employing precision drilling techniques to grow at a higher rate than the number of jobs in the overall drilling market. Moreover, with respect to jobs employing precision drilling techniques, the Company expects continued increases in the average number of feet per well drilled using a downhole drilling motor, particularly in slim-hole applications. The Company believes the growth in the number of precision drilling jobs and the increase in the utilization of precision drilling technology per job will be driven by the requirements of exploration and production companies for more precision and cost efficiency in their drilling operations, as well as the greater acceptance of precision drilling technology in the drilling industry, which has resulted from technological advancements, product improvements (which have extended equipment lives and increased penetration rates), and the expansion of downhole drilling motor technology to a wide variety of slim-hole applications. The Company also believes that, over time, the demand for hydrocarbon products will grow and that exploration and development activity will increase. The Company expects this increase in activity to be primarily driven by lower oil and gas company cost structures, technological advances and the interest of foreign countries in maintaining or expanding their production.

  Drilex Corporation was organized by DRLX Partners L.P. and John Forrest (a founder of DSI and the current President and Chief Executive Officer of the Company) to acquire DSI (also referred to herein as the "Predecessor") from MascoTech on March 31, 1994. The Company's predecessor was originally formed in 1981.

  Since the DSI Acquisition, the Company has grown substantially through the expansion of its product and service offerings and acquisitions of complementary businesses. The recent Cobb and ENSCO Technology Acquisitions (completed on September 30, 1994 and 1995, respectively) expanded the Company's presence in certain of its key geographic markets for oilfield precision drilling services and provided the Company with significant opportunities to expand its distribution of Drilex-manufactured motors by employing them in the newly acquired operations. In addition, the ENSCO Technology Acquisition significantly expanded the Company's MWD capabilities, providing the Company additional opportunities to deploy its products and services. The Sharewell Acquisition (completed on May 5, 1995) also provided the opportunity to expand the Company's product distribution and significantly increased the Company's service capabilities in the emerging environmental remediation and trenchless services markets.

  The Company's recent acquisitions have also created opportunities for reduced costs and improved efficiencies. While the Company has taken a number of actions to consolidate the operations of the acquired entities, the Company is still in the process of implementing its consolidation plan, which includes several actions that are expected to result in margin improvements. In particular, the Company expects to realize significant cost savings by employing Drilex motors in the operations acquired in the ENSCO Technology and Sharewell Acquisitions in place of leased drilling motors that have been provided by third parties. The Company expects to substantially complete this motor replacement program in the second half of 1996 and, as a result, expects to generate annualized net cost savings of approximately $2.1 million by eliminating the associated rental expense. The Company also expects to realize additional margin improvement of approximately $0.9 million as a result of the increased utilization of the MWD systems acquired in the ENSCO Technology Acquisition, resulting from the employment of this equipment in the Company's other oilfield precision drilling services operations. Aside from the improvements expected to result from its acquisitions, the Company also expects to realize cost improvements and/or growth as a result of several other initiatives, including the introduction of a new concept power section for its primary line of downhole drilling motors (see "Business--Engineering and Manufacturing"), the completion of the startup of the Company's Western Venezuela operations, a reorganization of the Company's Louisiana Gulf Coast operations and anticipated increases in sales of new hole openers and a new line of low cost motors for trenchless services applications.

  As an important part of its business strategy, the Company will continue to seek acquisitions of other businesses to expand distribution of the Company's products and services, to add key technologies, to gain access to industry niches, and to otherwise enhance its market presence. Upon completion of the Offering, the Company should have available to it (i) internally generated cash in excess of working capital, capital expenditure and debt service requirements, (ii) borrowing capacity under the Credit Facility, and (iii) the ability to issue additional publicly traded Common Stock, which may be used to acquire other businesses. See "--Liquidity and Capital Resources."

RESULTS OF OPERATIONS

  Drilex Corporation began operations on March 30, 1994, the effective date of the DSI Acquisition. As a result, for purposes of the following discussion, the amounts from the consolidated statement of income of Drilex Corporation from March 30, 1994 through December 31, 1994 have been combined with the statement of income for the Predecessor for the three months ended March 31, 1994 (adjusted to a pro forma basis as if the DSI Acquisition had occurred as of January 1, 1994). The following discussion presents an analysis of such combined results for 1994 compared to the results of operations of Drilex Corporation for 1995 and the results of operations of the Predecessor for 1993.

                             YEAR ENDED        YEAR ENDED        YEAR ENDED
                            DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                1995              1994              1993
                          ----------------- ----------------- -----------------
                                   PERCENT           PERCENT           PERCENT
                                    OF NET            OF NET            OF NET
                          AMOUNT   REVENUES AMOUNT   REVENUES AMOUNT   REVENUES
                          -------  -------- -------  -------- -------  --------
                                        (DOLLARS IN THOUSANDS)
Net revenues............. $57,526   100.0%  $31,566   100.0%  $25,871   100.0%
Operating expenses:
  Costs of sales and
   operations............  34,606    60.1    16,288    51.6    14,093    54.5
  Selling, general and
   administrative
   expenses..............  13,448    23.4     8,605    27.2     8,286    32.0
  Depreciation and
   amortization..........   4,492     7.8     2,324     7.4     3,107    12.0
                          -------   -----   -------   -----   -------   -----
Operating income.........   4,980     8.7     4,349    13.8       385     1.5
Interest expense.........  (1,935)   (3.4)     (567)   (1.8)   (1,893)   (7.3)
                          -------   -----   -------   -----   -------   -----
Income (loss) before
 income taxes and
 minority interests......   3,045     5.3     3,782    12.0    (1,508)   (5.8)
Provision for income
 taxes...................  (1,097)   (1.9)   (1,362)   (4.3)     (152)   (0.6)
Minority interests.......    (164)   (0.3)      (66)   (0.2)       --      --
                          -------   -----   -------   -----   -------   -----
Net income (loss)........ $ 1,784     3.1%  $ 2,354     7.5%  $(1,660)   (6.4)%
                          =======   =====   =======   =====   =======   =====

 Comparison of Years Ended December 31, 1995 and 1994

  Consolidated revenues for 1995 were $57.5 million, an increase of 82% from revenues of $31.6 million for the prior year. Of the $25.9 million increase, $7.9 million was attributable to the Sharewell Acquisition (which was effective as of May 5, 1995), $5.3 million was attributable to the ENSCO Technology Acquisition (which was effective as of September 30, 1995), and $5.2 million resulted from the effect of a full year's activity for the operations acquired in the Cobb Acquisition, as compared to the inclusion of only three months of such operations in 1994 (following the September 30, 1994 effective date of the Cobb Acquisition). The remaining increase in revenues resulted from an increase in the Company's drilling services revenues, due primarily to increased operations in Texas, Europe (including the North Sea) and Eastern Venezuela. The increase in activity in Texas was a result of increased drilling activity by several major customers. Increased revenues attributable to the European markets were due to greater small motor activity, including motor sales to the Commonwealth of Independent States, and expanded market penetration. Revenues in Eastern Venezuela more than doubled to $6.2 million from 1994 levels, as drilling activity significantly expanded in this area.

  Costs of sales and operations increased from $16.3 million in 1994 to $34.6 million in 1995. As a percent of revenues, costs of sales and operations increased from 51.6% in 1994 to 60.1% in 1995. Of the $18.3 million increase, $12.0 million was due to the ENSCO Technology and Sharewell Acquisitions and the effect of a full year's activity for the operations acquired in the Cobb Acquisition. Margins for the operations acquired in the Cobb Acquisition decreased in 1995 due to increased field expenses, a greater proportion of lower-margin onshore activity than higher-margin offshore activity compared to the prior year, and increased costs associated with third party motor rentals. Sharewell's margins were adversely affected in 1995 due to a greater proportion of lower-margin sales of third-party equipment compared to higher-margin service billings, as compared to the prior year. The margins for the operations acquired in the ENSCO Technology Acquisition were lower than the Company's other drilling operations due to low utilization of measurement-while-drilling (or MWD) equipment and the expenses associated with rentals of third-party motors. An increase in MWD utilization and the replacement of third-party motors with Drilex motors are expected to improve operating income margins in 1996. See "--Overview."

  Costs of sales and operations related to the Company's pre-existing oilfield drilling services (excluding the recent acquisitions) were adversely impacted in 1995 by increased engineering and manufacturing costs of approximately $0.6 million. These increases resulted from costs incurred in 1995 for development of newly designed small-diameter motors, a new concept power section for the Company's primary line of drilling motors, and equipment for slim-hole reentry drilling and workover applications. The Company began operations in Western Venezuela in 1995 and incurred $0.3 million in startup expenses for staffing personnel, freight and duties on imported equipment and facilities. Operations in this location generated only minimal revenues in 1995, but are expected to generate increased revenues in 1996. In 1995, the Company's trenchless business unit absorbed a $0.6 million charge related to an operational dispute, which was settled in full during May 1996. Such settlement did not result in any further income statement impact after December 31, 1995.

  Selling, general and administrative expenses increased from $8.6 million in 1994 to $13.4 million in 1995. As a percentage of revenues, selling, general and administrative expenses decreased from 27.2% in 1994 to 23.4% in 1995. Of the $4.8 million increase, $3.1 million was due to the ENSCO Technology, Sharewell and Cobb Acquisitions. Corporate overhead increased $0.8 million due to additional advertising, marketing and personnel costs associated with the support of these three acquisitions, in particular the ENSCO Technology Acquisition because of its size and complexity.

  Depreciation and amortization increased from $2.3 million in 1994 to $4.5 million in 1995. This increase was primarily due to the ENSCO Technology, Sharewell and Cobb Acquisitions, partially offset by a $0.4 million decrease resulting from an increase in the estimated useful lives for certain drilling equipment effective April 1, 1995.

  Interest expense increased from $0.6 million in 1994 to $1.9 million in 1995 due to an increase in debt to $38.4 million at December 31, 1995.
Substantially all of this increase in debt was due to the ENSCO Technology, Sharewell and Cobb Acquisitions.

 Comparison of Years Ended December 31, 1994 and 1993

  Consolidated revenues increased from $25.9 million in 1993 to $31.6 million in 1994, an increase of 22%. Of the $5.7 million increase, $1.7 million was due to the Cobb Acquisition, which occurred in September 1994. The remaining increase was primarily attributable to increased oilfield drilling revenues attributable to markets in Texas and in Eastern Venezuela, which was a startup operation in 1993, and increased sales coverage. These increases were partially offset by a $0.4 million decrease in trenchless revenues compared to 1993, reflecting the completion of a large fiber optic cable installation job in 1993.

  Costs of sales and operations increased from $14.1 million in 1993 to $16.3 million in 1994, or 16%. As a percentage of revenues, these costs decreased from 54.5% in 1993 to 51.6% in 1994. Approximately $0.8 million of the increase was attributable to the Cobb Acquisition. The 1993 results included approximately $1.1 million in domestic and international restructuring charges incurred in connection with the downsizing in the market that began in 1992. The 1993 margins were positively affected by the above-referenced fiber optic installation job in the Company's trenchless operations.

  Selling, general and administrative expenses increased slightly from $8.3 million in 1993 to $8.6 million in 1994. Approximately $0.4 million was attributable to the Cobb Acquisition. These expenses decreased as a percentage of revenues from 32.0% in 1993 to 27.3% in 1994, primarily due to certain restructuring charges having been incurred in 1993.

  Depreciation and amortization decreased from $3.1 million in 1993 to $2.3 million in 1994. The decrease was primarily due to an approximately $1.0 million reduction resulting from a lower depreciable basis in 1994 as a result of the purchase price allocation associated with the DSI Acquisition.

  Interest expense for 1994 of $0.6 million is principally due to the DSI and Cobb Acquisitions. Interest expense in 1993 of $1.9 million for the Predecessor consisted entirely of intercompany interest allocated from its parent entity.

LIQUIDITY AND CAPITAL RESOURCES

  Since the DSI Acquisition, the Company has generally funded its activities (other than its acquisitions) through cash generated from operations and short-term borrowings. The cash portion of the purchase price for each of the Cobb, Sharewell and ENSCO Technology Acquisitions was funded through borrowings under the Credit Agreement and, in the case of the Cobb and ENSCO Technology Acquisitions, from the issuance of capital stock. For a description of the other financing arrangements for these acquisitions, see "The Company."

  At December 31, 1995, the Company had working capital of $13.4 million, compared to working capital of $9.5 million at December 31, 1994. This increase primarily reflects increases in accounts receivable and inventory, partially offset by increases in accounts payable and current maturities of long-term debt. Each of these increases was primarily due to the effects of the ENSCO Technology and Sharewell Acquisitions.

  Capital expenditures (excluding acquisitions) for 1995 were $5.4 million, as compared to $0.9 million for the prior year. The 1995 expenditures included $3.0 million for acquisitions of new MWD systems and $0.7 million for a new slant drilling rig for the Company's trenchless services operations. The Company has budgeted approximately $7.3 million for capital expenditures (excluding acquisitions) in 1996. Such expenditures are expected to relate primarily to acquisitions of new MWD systems. The Company believes that it will be able to increase its current production to support higher revenues without material additional capital investment.

  During 1996, the Company expects to fund its working capital, anticipated capital expenditures and debt maturity requirements (excluding debt to be repaid with proceeds from the Offering) primarily through cash provided by operating activities. The Company carries substantial inventory and accounts receivable, and will require increased working capital as its revenues grow.

  Borrowings outstanding under the Revolving Credit Facility may not exceed $13.0 million at any time, of which up to $3.0 million may be used for letters of credit. The Revolving Credit Facility has a term that expires on September 30, 1998. The Revolving Credit Facility requires the Company to maintain certain financial covenants and places restrictions on the Company's ability to, among other things, incur debt and liens, pay dividends, enter into unrelated lines of business, undertake transactions with affiliates and make investments. For additional description of the Credit Facility's terms, see
Note 6 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

  As of May 1, 1996, the Company had available revolving credit borrowing capacity of $1.4 million under the Credit Facility. The Company intends to use a portion of the net proceeds to be received by it from the Offering to repay all borrowings under the Term Loan and Revolving Credit Facility, amounting to $15.7 million and $11.6 million, respectively, at May 1, 1996. The Company will be able to reborrow amounts paid under the Revolving Credit Facility, while the Term Loan commitment will terminate upon prepayment. In connection with the termination of the Term Loan, the Company intends to terminate a related interest rate swap agreement (described in Note 6 to the Consolidated Financial Statements of the Company). The Company anticipates that the termination of such swap agreement will not involve any material expense to the Company.

  The Company intends to continue pursuing attractive acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. The Company expects to fund future acquisitions primarily through a combination of working capital, cash flow from operations and bank borrowings, including the unborrowed portion of the Revolving Credit Facility, as well as issuances of additional equity.

  Due to the relatively low levels of inflation experienced in 1993, 1994 and 1995, inflation did not have a significant effect on the Company's results in such years.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of SFAS 121 will not have a material impact on its consolidated financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. The Company has elected to continue the use of the "intrinsic value based method" of accounting for its employee stock option plan. This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the options equals or exceeds the fair market value of the stock at the date of grant. The Company will adopt the disclosure requirements of SFAS 123 when it becomes effective in 1996.

                                   BUSINESS

GENERAL

  Drilex is a leading provider of products and services used in directional, horizontal and other precision drilling of oil and gas wells, oilfield workover operations, environmental remediation applications, and trenchless pipeline and cable laying applications. Precision drilling involves the combined use of a steerable downhole positive displacement drilling motor and a guidance system to enable the controlled placement of a borehole through predetermined locations. Drilex employs this technology to drill to depths ranging from near surface to more than four miles. The Company's products and services include comprehensive computerized well planning and engineering services, supervision of drilling operations and project management, a full range of high performance downhole positive displacement motor systems, guidance systems (such as MWD instrument systems and steering tools), and other related downhole tools. Oilfield applications accounted for approximately 86% of the Company's revenues (on a pro forma basis) in 1995. The Company currently operates from 23 locations around the world and has approximately 390 employees.

  Drilex was one of the pioneers in the development of downhole drilling motors in the early 1980s and is now a worldwide leader in the design and manufacture of high-performance, multi-lobed positive displacement drilling motors. A positive displacement drilling motor, one of the key components in a precision drilling project, is hydraulically powered by the drilling fluids pumped into the wellbore during normal drilling operations. In addition to providing directional control, a downhole drilling motor provides the primary rotational power to the drill bit, in contrast to conventional vertical drilling, in which spinning the drillstring at the surface is the primary method for rotating the drill bit. The Company employs its drilling motors in its own service operations and also provides motors for sale or rent under the internationally recognized "Drilex" brand name to oil and gas exploration and development companies and oilfield service contractors. Drilex has designed its drilling motors to optimize flexibility, power and reliability, resulting in some of the highest power and quality ratings in the industry. Drilex believes it is the only independent company focused on providing precision drilling services that designs and manufactures the primary components of its own drilling motors. The Company believes that its ability to design and manufacture its own drilling motors provides it with distinct competitive advantages, both in terms of the performance characteristics of its motors and the quality of service that Drilex is able to provide to its customers.

INDUSTRY OVERVIEW

  Oilfield applications currently comprise the largest part of the precision drilling market, which is a relatively new segment of the overall drilling industry. Based on industry sources, the Company estimates that the number of oil and gas wells drilled in the United States using precision drilling technology increased 56% from 2,110 in 1990 to 3,288 in 1995. As a result of an overall decrease in oil and gas drilling activity, this growth has resulted in the proportion of oil and gas wells drilled in the United States employing precision drilling technology increasing from 7% in 1990 to 17% in 1995. Because of the complexity involved in precision drilling, oil and gas operators typically rely on specialized precision drilling service contractors to manage the entire process of drilling the horizontal or directional portion of a well.

  To a large extent, the development of precision drilling is attributable to exploration and development activities in offshore areas as well as the Austin Chalk formation. In regard to offshore areas, precision drilling provides the ability to drill numerous offshore wells from a single fixed platform and the ability to control the placement of a large number of wellpaths in a relatively small area while avoiding the operational problems that would result if the wellpaths intersected. In addition, new "extended-reach" precision drilling technology allows many smaller offshore reservoirs, which may not be economic to develop on a stand-alone basis, to now be developed from existing offshore platforms.

  The Austin Chalk formation, a large formation extending from South Texas to parts of Louisiana, is characterized by vertical fractures containing recoverable quantities of oil and gas in closely grouped pay zones.

This formation has served as an excellent "proving ground" for new precision drilling technologies, which have significantly improved the ability of the directional drilling contractor to control the location and direction of the drill bit reaching over 6,000 feet horizontally from the vertical section of the well. Horizontal drilling is valuable and prevalent in this area because it allows the operator to intersect multiple vertical fractures with a single horizontal wellbore, thereby increasing well productivity and the total amount of reserves that can be economically recovered (particularly in the early life of the well), while reducing overall drilling costs (because fewer wells are required compared to a vertical development program).

  Building upon its success in offshore areas and the Austin Chalk formation, precision drilling has gained increased acceptance throughout the oil and gas industry and has spread rapidly to other producing areas. This growth has been driven primarily by the substantial cost savings, improvements to drilling efficiency and enhancement to reservoir production that precision drilling can provide to operators. Precision drilling can be used to develop a field with multiple wells drilled from the same offshore platform or, in environmentally sensitive areas (such as the Alaskan North Slope), from fewer surface facilities than conventional drilling would require. In addition, horizontal drilling is also important to development of hydrocarbon deposits in sandstone formations (prevalent in such areas as the Gulf of Mexico, South America, Alaska and the Far East), because it allows the placement of the wellbore in the reservoir over an extended length, thus exposing a greater area of the productive formation and thereby increasing well productivity while reducing overall drilling costs.

  The technological and operational advantages of precision drilling combined with advances in the identification and location of hydrocarbons have made many marginal or otherwise uneconomical or depleted reservoirs economically feasible to produce. A good example of this transformation is the Austin Chalk formation, which the Company believes accounts for approximately one-third of the U.S. market for oilfield precision drilling services. The Austin Chalk formation is an extremely challenging and difficult environment in which to operate. It requires durable equipment and accurate drilling capabilities. Recent developments in multilateral technology, which allows two or more horizontal wells to be drilled from the same vertical wellbore, have further enhanced well productivity and development efficiency in this area. As one of the leading precision drilling contractors in the Austin Chalk formation, the Company has completed numerous multilateral drilling projects in this formation, including several wells involving vertical depths greater than 14,000 feet and bottom-hole temperatures in excess of 300(degrees) F. Recent advances in subsurface geological analysis, such as 3-D seismic technologies and CAEX techniques, which have enhanced the identification and location of hydrocarbon deposits, combined with recent improvements in precision drilling technologies, are creating new opportunities for precision drilling services. Small deposits, which would not be economical to develop on a stand-alone basis, can be successfully developed utilizing precision drilling techniques and, in the case of offshore deposits, utilizing existing offshore platforms. In addition, new "slim-hole" (drilling tool sizes 3-1/2 inches or less in outside diameter) precision drilling technology used in conjunction with small-diameter drill pipe or coiled tubing (a substitute for drill pipe) is permitting operators to re-enter old wells and drill from the existing wellbore to develop previously untapped deposits.

BUSINESS STRATEGY

  The Company's business strategy is built upon Drilex's premier line of downhole positive displacement drilling motors and emphasizes (i) providing the highest quality oilfield precision drilling and related customer support services in key geographic markets where demand for precision drilling services is concentrated, (ii) maximizing delivery of its core products, either through sales, rentals or alliance arrangements, into other geographic markets where the Company does not focus its service efforts, and (iii) capitalizing on its technical strengths by developing opportunities to deliver its core products and services into emerging oilfield and non-oilfield markets where the Company's technical expertise can provide significant advantages. The Company also intends to explore additional opportunities for external growth through acquisitions of businesses to complement the Company's existing operations.

  Drilex intends to maintain its position as the leading independent provider of oilfield precision drilling services by continuing its emphasis on delivering responsive, reliable and high quality services in key geographic markets. The Company currently concentrates its activities in the Austin Chalk formation (a large formation extending from South Texas to parts of Louisiana), the Gulf of Mexico, Venezuela, the North Sea, Argentina and Canada. Each of these markets is characterized by substantial field development activity (as opposed to new exploration activity) and a relatively high number of technically challenging situations that require high quality precision drilling operations. A recent independent market study conducted for the Company confirmed the Company's belief that service quality, reliability of equipment, localized knowledge of drilling conditions and experience and expertise of field personnel are the most important factors in competing for business in these markets. The Company believes that maintaining control over the entire design, engineering and manufacturing processes for its drilling motors provides the Company with distinct advantages in providing high quality service. The Company designs and builds its motors to optimize precision, power and reliability. Drilex also maintains a flexible manufacturing process that includes a continuous improvement program, which produces quality and performance improvements that enable Drilex to meet the leading-edge needs of its customers. In addition, the Company concentrates its service activities in its key geographic markets in order to develop and capitalize on the Company's local knowledge and to take advantage of the regional experience and expertise of its drilling supervisors and other technical field personnel, as well as to achieve scale operating efficiencies. Furthermore, the high level of activity conducted by the Company in concentrated geographic areas permits a focused application engineering effort, which allows the Company to refine its products and services to meet the needs of its customers on a more effective basis.

  The Company also utilizes other distribution channels to maximize delivery of its products to areas outside of its key geographic markets. Since its inception, the Company has successfully marketed its drilling motors on a sale and rental basis to oil and gas exploration and development companies and other oilfield service contractors under the internationally recognized "Drilex" brand name. These efforts have been particularly successful in the North Sea market, where the Company has become an established provider of drilling motors to operators and other service companies for various directional drilling and coiled tubing applications. The Company intends to strengthen its existing distribution channels and expand its product distribution in those markets where the Company is not a significant service competitor. In particular, the Company is in the process of establishing alliance arrangements with several large oilfield service companies, which would permit these companies to include Drilex motors in their comprehensive offerings of oilfield products and services in certain markets where the Company does not focus its service efforts.

  The Company plans to continue to build upon its technical drilling capabilities by further developing opportunities in emerging markets where the Company's expertise can provide competitive advantages. In particular, the Company believes that the development and rapid growth in the use of coiled tubing for oilfield workover, redrilling and recompletion operations has provided a significant opportunity for growth in the use of precision drilling technology for slim-hole applications. The Company has become the leading supplier of smaller diameter drilling motors and related equipment for coiled tubing operations and intends to maintain this leadership position as coiled tubing operations increasingly become a substitute for conventional drilling operations. Drilex has also been successful in developing opportunities for precision drilling in the environmental remediation and trenchless services markets, which the Company believes offer significant opportunities for growth. The Company is focusing its efforts on the high-end segments of these markets and is pursuing long-term relationships with large customers that generate substantial demand for services that can be provided by Drilex.

  The Company continually reviews opportunities for growth through the acquisition of other businesses to complement its existing operations. The recent Cobb and ENSCO Technology Acquisitions expanded the Company's presence in certain of its key geographic markets for oilfield precision drilling services and provided the Company with significant opportunities to expand its distribution of Drilex-manufactured motors by employing them in the newly acquired operations. In addition, the ENSCO Technology Acquisition significantly expanded the Company's MWD capabilities, providing the Company additional opportunities to deploy its products and services. The Sharewell Acquisition also provided the opportunity to expand the Company's product distribution and significantly increased the Company's service capabilities in the emerging environmental remediation and trenchless services markets. The Company will continue to explore opportunities involving acquisitions of other businesses to expand distribution of the Company's products and services, to add key technologies, to gain access to attractive industry niches, and to otherwise enhance its market presence.

PRODUCTS AND SERVICES

  OILFIELD PRECISION DRILLING APPLICATIONS

  Precision Drilling Services. The Company provides comprehensive precision drilling services for oil and gas drilling and workover applications, including computerized well planning, on-site drilling supervision, maintenance and support, and post-well analysis. In many oilfield applications, precision drilling techniques offer significant economic advantages over conventional vertical drilling techniques, such as reduced drilling time and expense, increased well production and enhanced reservoir recovery. The high torque, speed and performance offered by current-generation downhole drilling motors permit the use of precision drilling techniques as a practical alternative to conventional drilling even for vertically drilled wells. Customers for oilfield precision drilling services are concentrated primarily among major and large independent oil and gas companies. Because of the complexity involved in precision drilling, these customers typically rely on specialized precision drilling service contractors to manage the entire process of drilling the horizontal or directional portion of a well. Precision drilling services require high performance drilling motors, sophisticated guidance systems and analytical tools, and an experienced staff of wellsite and technical support personnel. The Company's drilling motors operate in conjunction with various guidance systems (including MWD instrument systems and steering tools) provided by the Company or other oilfield service companies. While the Company has its own line of steering instruments, which it assembles from sub-assemblies obtained from various third parties, Drilex currently obtains its MWD instrument systems from third-party manufacturers. In addition, certain vertical drilling operations employ precision drilling services, particularly in situations where tight vertical tolerances and sloping formations dictate a need for downhole directional control to keep the wellpath proceeding vertically.

  The Company's precision drilling services emphasize pre-job planning as well as on-site performance. Utilizing a specialized software system and drawing upon the Company's expertise in motor technology, guidance systems and field experience, the Company's well planning services involve precisely plotting a wellpath and developing a comprehensive technical proposal that specifies the particular motor technology, guidance systems and other equipment configurations to be employed to achieve the drilling objective most efficiently. The technical proposal is typically based on the most detailed data available, including drilling records from the area, bit records from offset wells, data provided by the customer, correlation logs and the Company's own database. A typical technical proposal will specify various items, including optimal wellpath, motor system configuration and drillstring component recommendations, operating procedures and drilling parameters (including trouble-shooting methods), hydraulic calculations (including data on pressure loss, annular velocities and bit performance), bottomhole assembly graphical representations with component dimensions, motor system configuration analyses, and complete technical specifications for each recommended motor system to ensure compatibility with other equipment and job objectives.

  The Company's on-site operations are conducted by the Company's precision drilling specialists and drilling supervisors, who are based out of the Company's regional offices. The local knowledge and regional experience provided by the Company's drilling supervisors at the well site is key to successful field operations. The Company's drilling supervisors are backed by on-site computing and the Company's engineering and support services team. During drilling operations, a continuous stream of data is transmitted from the bottom of the wellbore to the drilling team for evaluation of the well's progress. The supervisor on site, with the assistance of engineers at the Company's regional offices, works to interpret this information to make critical decisions that may involve altering the wellpath or reconfiguring the bottomhole assembly to enhance performance. Additional technical support is available from the Company's headquarters engineering staff.

  Through its network of sales and service locations, the Company provides maintenance and support services for precision drilling operations. The Company's maintenance and service personnel inspect, test and (if necessary) repair the Company's drilling motors and guidance systems prior to dispatch to the drilling sites to ensure normal operations and to prolong the life of the Company's equipment. The Company maintains extensive records on all maintenance and service support. These records allow the Company to make comparative assessments of performance and repair costs and are used to provide direct input for fundamental design changes.

  After the Company completes a precision drilling job, it typically prepares a post-well analysis that is used by the customer to, among other things, evaluate drilling motor and bit performance and provide insight into its ongoing drilling operations. The Company utilizes these analyses to evaluate possible improvements in efficiency and performance in future drilling projects in the same geographic area or in formations with similar geological and geophysical characteristics. The Company maintains a substantial database of these performance records relating to its operations worldwide.

  Drilex has applied its technical drilling expertise to the development of services for slim-hole production service and workover applications. Production services typically involve running small-diameter (3-1/2 inches or less) drilling motors on either coiled tubing or workover strings to clean out a contaminated wellbore, deepen a well or drill a sidetrack well. Workover applications involving the Company's services frequently entail re-entering a well and replacing its existing completion with horizontal drain holes to increase the well's production performance and extend the life of the well. Other workover services provided by the Company include drilling out cement and removing fill, scale or heavy wax; cleaning production tubing and casing; milling casings, packers, junk and plugs; fishing; and well deepening.

  The Company believes that recent developments in advanced drilling technology, such as coiled tubing systems and "extended-reach" drilling, provide significant opportunities for growth in the precision drilling market. The development of large diameter coiled tubing for downhole use has generated significant opportunities for oil and gas companies to reduce costs in deep exploration, enhanced recovery and recompletion/workover projects. Coiled tubing systems require specialized services, which utilize small diameter drilling motors to develop mechanical power downhole. With the power generated by the downhole drilling motor, coiled tubing systems can be used for a variety of drilling operations, including conventional open-hole drilling, coring, under-reaming, well deepening, medium-radius drilling, horizontal drilling, setting whipstocks and milling. Extended-reach development projects typically involve the drilling of numerous wells from a single, stationary drilling location. Current extended-reach drilling technology provides the capability of drilling to a wellbore target that has a horizontal displacement extending for over 10,000 feet. This technology can provide substantial reductions in capital requirements for development drilling, particularly in offshore locations. The Company provides a full range of precision drilling services for coiled tubing operations and extended-reach drilling utilizing the Company's drilling motors and guidance systems.

  Precision Drilling Products. Drilex was one of the early pioneers in the development of downhole drilling motors in the early 1980s and is now a worldwide leader in the design and manufacture of high-performance, multi-lobed positive displacement drilling motors. Drilex was the first manufacturer to produce a high-torque downhole motor designed to drive a rock bit at its optimal (relatively low) speed, thereby increasing the life of the bit and reducing the risk of the bit breaking apart in the wellbore. Through its manufacturing operations, Drilex is able to maintain close control over the performance and quality characteristics and pricing of the drilling motors used in its service operations. The Company's drilling motors have the ability to generate power from a wide range of drilling fluids (both oil-based and water-based fluids and compressed air) and to operate at both high and low speeds.

  Downhole positive displacement drilling motors consist of four basic elements: the power section, the transmission section, the output shaft assembly and the motor casing. Each of the components of the drilling motor must be engineered and precision manufactured so as to be compatible with the motor's other components, in order to achieve optimal performance with predictable wear patterns.

  The Company's positive displacement motors utilize a multi-lobed power section consisting of a rotor/stator combination that is attached directly to the drillstring and is driven by drilling fluid pumped down the drillstring to turn the drill bit. The power section operates without lubrication (other than from the drilling fluid itself) and is designed to withstand the highly abrasive drilling fluids being passed through it. The stator and rotor comprising the power section act together as a system of gears--one inside the other. The outer gear (the stator) consists of a molded elastomer with at least three gears (or lobes), and is enclosed on the outside by a metal tube. Positioned inside the stator is an internal gear called the rotor, which is made of steel and has one fewer lobe than the stator. The difference between the rotor/stator lobe configuration creates a spiral series of gaps, which, during drilling operations, are filled with drilling fluid. Under pressure, the fluid within this spiral acts as a wedge. Hydraulic force applied to the top of the wedge applies a force on the rotor. Due to the helical shape of the rotor, this application of fluid force onto the rotor causes rotation.

  The rotation from the power section is applied to the transmission section, which is a drive shaft that converts the rotary motion from inside the power section to transmit high downward thrusts and torque to the output shaft assembly at varying rotational speeds. The transmission section can be configured in a variety of forms to meet differing drilling objectives. The output shaft assembly provides the drive to the drill bit. The complex, multi-stack ball track bearing design mounted on this element must be able to tolerate the maximum bit thrust as well as high levels of vibration and the reactive force of the weight on the bit, which operates in an upward direction. The motor casing is a precision-manufactured shell that encases the other elements of the motor. While the motor casings are thin-walled, they are designed to maximize the structural integrity of the motor.

  Drilex has designed its drilling motors to optimize flexibility, power and reliability. The Company's drilling motors have achieved some of the highest power and quality ratings in the industry. Drilex motors have demonstrated high performance capabilities and reliability even in arctic locations and in severe downhole environments, both onshore and offshore, where the motors encounter extremely high temperatures, hard rock, sour gas, high sand content formations, highly abrasive muds and environmentally sensitive fluids. The Company's motors are used for a wide variety of wellbore drilling applications, including initial spudding of wells, vertical drilling, directional drilling, horizontal drilling, tangent drilling, under-reaming, casing cutting, coring, conductor drill down, and fishing.

  In addition, the Company's motors are used in a variety of production services and workover applications. The Company has recently developed an extensive line of powerful, long-endurance, small-diameter (1-11/16 to 3-1/2 inches in outside diameter) motors for use in conjunction with coiled tubing operations, a rapidly growing segment of the oilfield services market. Before the introduction of small-diameter motors, coiled tubing operations were limited to certain pumping services and fishing applications. The downhole mechanical power generated by the small-diameter motors has permitted a significantly greater variety of operations utilizing coiled tubing. As coiled tubing operations continue to become more widespread, the Company expects to further expand its line of small-diameter motors to meet the demand for more specialized applications.

  Drilex maintains a large inventory of drilling motors in sizes ranging from 1-11/16 to 9-1/2 inches in outside diameter, which are capable of drilling holes in sizes ranging from six inches to 36 inches in diameter, depending on the application. Approximately 30.3% of the Company's drilling motor inventory is designed for slim-hole applications, such as workover, redrilling and recompletion tasks. The Company's slim-hole product line has increased substantially over the past three years, primarily reflecting the Company's product development efforts to meet the substantial growth in coiled tubing operations since 1993. The Company's wide range of drilling motors permits the selection of the precise combination of size, torque, speed and bearing configuration to meet the anticipated drilling conditions for a specified project.

  Drilex uses its motors as a service tool, a rental tool and a direct sale product, although rentals and sales have become a less significant part of the Company's business in recent years. Motor rental involves renting the equipment directly to oil and gas companies or oilfield service contractors for use in the drilling of vertical, horizontal and directional wells. Drilex delivers the motors and spares to the customer's location and is generally paid a standby rate when the equipment is idle but at the rig site, and a circulating rate when the drilling motor is downhole. Drilex's wide range of motor types and reputation for high reliability makes the Company a market leader in drilling motor rental.

  The Company's drilling motors operate in conjunction with various guidance systems (including MWD instrument systems and steering tool systems) provided by the Company or other oilfield service companies. The Company's drilling motors are also sometimes operated together with logging-while-drilling equipment, which the Company does not provide. While the Company has its own line of steering instruments, which it assembles from sub-assemblies obtained from various third parties, it obtains its MWD instrument systems from third-party manufacturers. The Company's MWD instrument systems and steering tools are modular and readily transportable.

  The MWD systems provided by the Company employ state-of-the-art technology to provide positional and some geological information, downhole temperature readings, magnetic or gravity toolface readings, and three-dimensional directional measurement information from the bottom of the wellbore to the precision drilling team, thereby facilitating guidance of the trajectory of the drill bit from the surface and enabling continuous drilling operations over long intervals. The information is transmitted from a downhole probe to a surface computer (which provides a display of data on a driller's console located on the deck of the drilling rig) through the use of mud-pulse telemetry, which involves the transmission of pressure-pulse signals from the downhole MWD unit up through the column of drilling mud in the drillstring. MWD systems are sometimes configured with gamma ray sensors to recognize changes in subsurface lithology, thereby enhancing the ability to steer the drill bit through various types of formations. The Company obtains substantially all of its MWD systems from two different manufacturers.

  The Company's steering tool systems consist of various components designed to provide a continuous, real-time display of measurement-while-drilling data through the use of downhole probes, which contain orientation modules for gravity and magnetic survey measurements, temperature sensors and signal digitizing circuitry. Steering tool systems are functionally similar to MWD systems, but differ in that, instead of using mud-pulse telemetry to communicate with the surface, they use wireline cables that run from the downhole probe to the surface. The downhole probe conveys the bottomhole data via the wireline to a surface computer that provides a continuous display (on a driller's console located on the deck of the drilling rig) of data regarding the toolface's inclination, orientation and direction relative to magnetic north, as well as information regarding magnetic field strength and dip angle, temperature and wireline voltage. While steering tools are generally less costly to operate than MWD systems and are not subject to the signal attenuation that may affect MWD systems (generally related to the depth of the well and the physical characteristics of the drilling mud being used), steering tools sometimes involve more operational difficulty than MWD systems, generally related to the need to run a wireline from the surface through the drillstring to connect with the downhole probe. In certain applications where more frequent transmission of data is important (such as slim-hole workover and reentry applications), a steering tool is more effective than an MWD system.

  ENVIRONMENTAL REMEDIATION APPLICATIONS

  The Company has applied its technical drilling capabilities to pioneer the use of shallow well horizontal drilling for environmental remediation applications and trenchless pipe, line and cable installations.

  In its environmental remediation operations, Drilex focuses on groundwater remediation activities, the largest of the high-end segments of the environmental remediation market. The Company uses its well-proven drilling systems to drill horizontal wellbores beneath contaminated sites, so that extraction and remediation of the contamination can take place at a much improved rate.

  Horizontal drilling provides numerous advantages for environmental remediation compared to conventional vertical drilling. A single horizontal well can perform most aspects of remediation more efficiently and economically than the multiple wells required in a vertical drilling system. Horizontal drilling can accurately access contaminants that are unreachable with vertical wellbores, such as contaminants beneath immovable structures. In addition, horizontal wells can traverse the entire length of the contaminant plume, maximizing wellbore exposure and contaminant recovery for remediation applications. Moreover, the risk of cross contamination due to hydraulic channeling is reduced by fewer wellbores penetrating impermeable layers between aquifers. The need for fewer wells and fewer wellheads in a horizontal system generally reduces total drilling time and drilling cost per foot of exposed plume and reduces surface system installation costs. In addition, higher yields due to increased hydraulic characteristics can significantly reduce the time required for remediation, reducing operating and maintenance costs over the life of the project.

  Each remediation project undertaken by the Company is analyzed based on such customer-supplied details as the purpose of the well, the type of contaminants, the formation characteristics, the target depth, the groundwater flows, the surface obstacles and well placement. Based upon this analysis, Drilex prepares a technical proposal. Drilex personnel provide all services from well planning through well completion. Typical projects include:

  . Sampling conduits for soil gas monitoring and leachate sampling.

  . In-situ remediation of contaminated soil or groundwater by soil vapor extraction and bio-remediation.

  . Installation of transport/pressure barriers to prevent contaminant migration using slurry walls and pressure curtains.

  . Pump and treat systems for contaminated groundwater recovery, free product recovery and vapor recovery.

  The Company attempts to provide its environmental remediation services in a manner so as to minimize its handling of materials that may be classified as hazardous substances or wastes. In addition, the Company generally obtains indemnity agreements from its environmental remediation services customers requiring such customers to indemnify the Company against any liability that may arise from the Company's handling of such materials in the course of performing a contract for these services. There is no assurance, however, that such contractual indemnity will, in all instances, be effective or sufficient to protect the Company from liability for claims arising from its handling of hazardous materials in connection with its environmental services operations.

  TRENCHLESS APPLICATIONS

  Through its Sharewell subsidiary, the Company also provides precision drilling services and equipment for trenchless pipe, line and cable laying applications, which primarily involve horizontal boring underneath city streets and structures to enable the "trenchless" delivery of conduits in densely built areas, as well as subsurface crossings of rivers, streams and other bodies of water. Applications for trenchless services include subsurface installations of fiber optics lines, cable systems and utility pipelines and wiring. Sharewell focuses its trenchless services operations on the high-end segment of the market, which typically involves applications that require a high level of directional precision and/or boring through hard rock.

  Sharewell is the largest supplier of guidance systems to the trenchless drilling industry worldwide. Founded in 1984, Sharewell initially offered steering tools and electronic multi-shot survey tools for sale or lease to oilfield customers. These tools are now widely supplied to companies that install pipelines by trenchless methods. Sharewell's complete service offering includes a surveyor (the equivalent of an oilfield directional driller) on location to guide the drilling of the bore. In addition, Sharewell provides a unique guidance system, which is used in areas of high magnetic interference where the use of conventional guidance tools is normally precluded. The Company also sells a number of specialist drilling tools to the trenchless services industry, including hole openers, reamers, non-magnetic collars and bits.

  The Company provides complete horizontal drilling services for environmental remediation and trenchless services using two highly specialized mobile slant drilling rigs that it designed and built in 1992 and 1995. The rigs utilize a closed-loop circulation system that captures, cleans and recirculates the drilling fluid, eliminating the need for earthen mud pits at the well site. The rigs are compact, requiring an area as small as 50 feet x 100 feet for four trailer-mounted rig components. Surface rotary power and downhole motors may be used to advance the drillstring. This equipment provides the Company with the capability to drill a six-inch diameter hole approximately 30 feet below surface and hit a two-feet in diameter target point 1,500 feet away. During 1995, Drilex completed two significant environmental remediation projects, which involved drilling 20 wells having total footage of more than 15,000 feet.

CUSTOMERS

  The Company's customers for oilfield precision drilling services and products are concentrated primarily among major and large independent oil and gas companies, conventional drilling contractors and certain other oilfield service contractors. Customers for the Company's environmental remediation services include environmental service contractors, engineering consulting firms, petrochemical companies, hydrocarbon transportation companies and military and other governmental organizations. Customers for trenchless services include telephone and other utilities, as well as general contractors. The following is a list (in alphabetical order) of the Company's 20 largest customers during 1995:

  Amerada Hess Corporation           Horizontal Drilling International, Inc.
  Amoco Corporation                  Pennzoil Company
  Atlantic Richfield Company         Perez Companc SA
  Bexco Operating Inc.               Radian International L.L.C.
  BP Exploration Company Limited     Rowan Companies, Inc.
  Chesapeake Energy Corporation      Seneca Resources Corporation
  Chevron Corporation                Sonat Exploration Company
  Corpoven Anaco, S.A.               Texaco Inc.
  Exxon Corporation                  Torch Operating Company
  Halliburton Company                Union Pacific Resources Company

  For the year ended December 31, 1995, one of the Company's customers accounted for approximately 10% of the Company's revenues. While the Company is not dependent on any one customer, the loss of one of its significant customers could, at least on a short-term basis, have a material adverse effect on the Company's results of operations.

MARKETING AND SALES

  The Company markets and sells its services and products directly through its sales force and operating managers, utilizing the Company's 14 domestic and 9 international locations. In addition, in certain foreign markets where the Company does not maintain offices, the Company utilizes sales representatives and local agents to enhance its marketing and sales efforts. The Company also places print advertising from time to time in trade and technical publications targeted to the Company's customer base and publishes technical papers, which it presents at technical conferences and seminars.

  The Company's marketing and sales resources are generally focused in the United States, Canada, Venezuela, the North Sea, Argentina and Canada, which comprise the largest segments of the worldwide market for precision drilling services.

  A significant element of the Company's sales effort involves the preparation of a comprehensive technical proposal in the well planning stage of prospective projects. The technical proposal is typically provided to the customer before the customer makes its decision regarding the selection of a precision drilling contractor. The Company utilizes the regional knowledge and expertise of its drilling and engineering staffs in the preparation of the technical proposal. See "--Products and Services--Oilfield Precision Drilling Services."

  Significant factors considered by customers in selecting from among qualified contractors are service quality, reliability of equipment, local knowledge of drilling conditions and the regional experience and expertise of the drilling team proposed to be utilized for the particular drilling operations out for bid. See

"--Competition." Drilex regards its staff of highly qualified, experienced technical personnel as one of its greatest strengths, and draws upon the experience of these employees and their existing relationships with customers as an important part of the Company's sales effort.

ENGINEERING AND MANUFACTURING

  The Company's drilling motors are designed and manufactured to satisfy the highest standards of performance and reliability. Producing a reliable downhole drilling motor requires sophisticated geometric power section designs, precision machining of the rotor, and forming of a matching stator. Drilex has designed its own motors since the Company's founding and holds a number of patents on various aspects of their design and manufacture. At the current time, Drilex can perform all manufacturing functions with the exception of stator molding and thrust bearing manufacturing, each of which is done under close relationship with a long-time supplier. The Company's manufacturing operations are conducted at its principal Houston facility.

  The Company uses special machinery required for the precision machining of the various special components of its motors. The Company tracks the progress of each manufactured component from original material through the entire machining and assembly process. By maintaining in-house control of the manufacturing process and through continued design improvements from the Company's 23-member engineering staff, Drilex is able to maintain the highest levels of product quality and reliability.

  Drilex maintains its leadership role in motor product development by employing a continuous improvement process involving the close integration of design, manufacturing and field operations. Based on continuous feedback from the field, the Company focuses on developments expected to yield both cost improvements and product enhancements. The Company's integrated approach has led to many design innovations that have improved the structural integrity, performance and lives of the Company's drilling motors and reduced through-life costs (the total of the manufacturing costs and repair and maintenance expenses for a motor throughout its entire useful life). To date, the Company's product development efforts have been primarily related to the mechanics of its downhole drilling motors, although the Company has also developed improvements to downhole orienting devices and other guidance system components.

  Among the Company's most recent product innovations is the development of a new concept power section for positive displacement drilling motors. Manufacturing development of the new power section was taken to a prototype stage in 1995 for a cold forming process that manufactures rotor and stator components. The new-design rotors are now in an advanced stage of field testing. The new power section will be introduced in phases: initially an alternative rotor, followed by a new form of composite stator. The manufacturing process for the new power section is expected to generate significant cost savings and reduce manufacturing lead times. The new rotor components should reduce vibration during operations, resulting in extended lives of both rotors and stators. The reduced vibration is also expected to contribute significantly to the operating environment for downhole instrumentation used in the drillstring, resulting in increased life, reduced costs and higher mean times between failures. The Company has obtained a patent covering the design of this new power section.

  Various aspects of the Company's operations have been awarded ISO 9001 certification, and the Company expects to complete the ISO 9001 certification process for all of its operations by late 1997. ISO 9001 is an internationally recognized verification system for quality management that has been established by the International Standards Organization. The Company believes that ISO 9001 certification is becoming increasingly important to maintaining and expanding its participation in a number of markets, particularly international markets.

  The raw materials used by the Company in its operations, such as carbon and alloy steel in various forms, lubricants, fuels and welding gases, are available from many sources and the Company is not dependent upon any single supplier or source for those materials. The Company does, however, rely on single suppliers for the stator molding and the thrust bearings for its drilling motors. Both of these suppliers developed the technology for the manufactured product with the Company and provide the product to the Company on an exclusive basis.

While the Company does not have any long-term supply contracts, the Company's arrangements with these single suppliers have been in place for over 12 years, and have been very effective in terms of reliability and cost and in terms of providing the Company with substantial control over the product design and improvement and quality control functions relative to these components. While the Company does not anticipate any difficulties in continuing to obtain product from these single suppliers, the Company believes that adequate alternative sources are available should the need arise. Such alternative sources may, however, involve increased costs to the Company and shipment delays.

  Due to the relatively short manufacturing lead time for the Company's drilling motors, backlog is not generally significant to the Company.

PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company currently holds 16 U.S. patents and has two U.S. patent applications pending (and 31 foreign patents covering many of the same inventions), most of which relate to the Company's positive displacement drilling motors. Although in the aggregate these patents are important to the Company, the Company generally depends on technological capabilities, manufacturing quality control and the application of know-how rather than patents in the conduct of its business. The Company does benefit from service and product name brand recognition, principally through its Drilex trademark, and considers such trademark to be important. In general, the Company will seek to protect its intellectual property rights in all jurisdictions where the Company believes the cost of such protection is warranted.

COMPETITION

  The industry in which the Company operates is highly competitive. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and services, performance and quality, customer service, pricing, industry trends, and general economic trends. Several of the Company's competitors are divisions or subsidiaries of companies that are substantially larger and have greater financial and other resources than the Company, including Baker Hughes Incorporated, Dresser Industries, Inc., Halliburton Company and Schlumberger Limited.

  Competition in the oilfield services market is primarily on the basis of service quality, experience of personnel and equipment reliability, although price competition is also a significant factor. The Company believes that, in selecting from among qualified contractors for a particular precision drilling service contract, customers also consider, among other things, bidding responsiveness, the availability and technical capabilities of equipment and personnel, and the flexibility of equipment to work within the technical constraints imposed by other aspects of the drilling project (such as drill bit sizes and types, hydraulics limitations, and differing drilling fluids and borehole sizes). Based on a recent independent survey conducted on behalf of the Company, the Company believes that the range of services provided by an oilfield service contractor is generally not as important an element in the selection process as the foregoing factors (although the ability to offer comprehensive oilfield services is important to some customers, particularly in certain foreign regions).

EMPLOYEES

  As of May 1, 1996, the Company had approximately 390 employees. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel.

  The precision drilling business is characterized by, among other things, high turnover rates among field employees engaged in drilling operations. Although Drilex believes that its turnover rate for field drilling employees is below the industry average, the Company's turnover rate for these employees is high relative to the Company's other employees. The Company seeks to attract and retain qualified drilling supervisors and other technical field personnel by paying competitive salaries and dayrates, and by maximizing the opportunities for these employees to earn their dayrates. Although the Company has never experienced a prolonged shortage of qualified personnel in any of its operations (and does not currently anticipate any such shortage), if demand for precision drilling services were to increase rapidly, retention of qualified field personnel might become more difficult without significant increases in compensation.

  The Company is not a party to any collective bargaining agreements and has not experienced any strikes or work stoppages, and management believes that the Company's employee relations are good.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for precision drilling services. The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Compliance with environmental laws and regulations may require the Company to obtain permits or other authorizations for certain activities and to comply with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

  The Company has completed a Phase I Site Assessment for each of its principal operating facilities within the past two years. The results of these assessments have been used to improve operations and ensure compliance with environmental laws. In addition, in connection with each of its significant property acquisitions, the Company has obtained indemnification from the sellers with respect to environmental liabilities. The Company has never been named as a "potentially responsible party" in any environmental proceeding under the federal "Superfund" law or any similar state laws. The Company has an ongoing pollution prevention program designed to ensure compliance with environmental regulations and to institute policies to address waste disposal and minimization and pollution prevention. The Company has also implemented various programs to ensure compliance with applicable health and worker safety regulations and to increase employee safety awareness.

  Capital expenditures for property, plant and equipment for environmental control facilities during fiscal year 1995 were not material. Based on the Company's experience to date, the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

LEGAL PROCEEDINGS

  The Company is involved from time to time in routine litigation incidental to its business. Drilex is not currently involved in any legal proceedings that the Company believes will have a material adverse effect on its financial condition or results of operations.

PROPERTIES

  The Company's manufacturing and principal sales and service operations are conducted using the following facilities:

                                      FLOOR SPACE
                                        (SQUARE
LOCATION                 OWNED/LEASED    FEET)               DESCRIPTION
- --------                 ------------ -----------            -----------
UNITED STATES:
Anchorage, Alaska           Leased         685    Sales and Service
Bakersfield, California     Leased       7,500    Sales and Service
Casper, Wyoming             Leased       9,500    Sales and Service
Denver, Colorado            Leased         200    Sales
Fort Worth, Texas           Leased         200    Sales
Houston, Texas              Leased      53,750    Executive Offices, Manufacturing,
                                                  Engineering, Sales and Service
Houston, Texas              Leased      23,000    Sales and Office
Houston, Texas              Leased       6,045    Sales and Service
Lafayette, Louisiana         Owned      20,000    Sales and Service
New Orleans, Louisiana      Leased         500    Sales
Oklahoma City, Oklahoma     Leased      10,500    Sales and Service
Prudhoe Bay, Alaska         Leased         500    Repair and Maintenance
Stafford, Texas             Leased      15,000    Sales and Service
Youngsville, Louisiana       Owned      10,516    Sales and Service

INTERNATIONAL:
Aberdeen, Scotland          Leased      17,523    Sales and Service
Anaco, Venezuela            Leased      10,500    Sales and Service
Calgary, Alberta            Leased         100    Sales
Crawley, England            Leased       2,500    Sales and Service
Ciudad Ojeda, Venezuela     Leased      16,666    Sales and Service
Edmonton, Alberta           Leased       6,896    Sales and Service
Maturin, Venezuela          Leased       2,000    Sales and Service
North Freemantle, West
 Australia                  Leased         500    Sales and Service
Singapore                   Leased       4,700    Sales and Service

                                  MANAGEMENT

  The following table sets forth certain information with respect to directors and executive officers of the Company, together with their ages (as of May 1, 1996) and positions:

                                                                     DIRECTOR'S
                                                                        TERM
                NAME                AGE          POSITION              ENDING
                ----                ---          --------            ----------
 L.E. Simmons.....................   49 Chairman of the Board and       1999
                                         Director
 John Forrest.....................   57 President, Chief Executive      1998
                                         Officer and Director
 G. Bruce Broussard...............   52 Vice President--Finance           --
                                         and Administration and
                                         Secretary
 Samuel R. Anderson...............   48 President--Sharewell, Inc.        --
 Archie A. Cobb, III..............   53 President--Cobb                   --
                                         Directional Drilling
                                         Company, L.L.C.
 Charles Denton Kerr II...........   40 President--Drilex Energy          --
                                         Services Division
 Lee F. Hardin....................   48 Vice President--                  --
                                         Engineering and
                                         Manufacturing
 Harry O. Nicodemus IV............   48 Controller                        --
 David C. Baldwin.................   33 Director                        1997
 Robert P. Peebler................   48 Director                        1999
 Sam S. Sorrell...................   67 Director                        1997
 Andrew L. Waite..................   35 Director                        1998

  The Company's Board of Directors is divided into three classes with staggered terms of office, initially ending as set forth above. Thereafter, the term for each class will expire on the date of the third annual stockholders' meeting for the election of directors following the most recent election of directors for such class. Each director holds the office until the next annual meeting of stockholders for the election of directors of his class and until his successor has been duly elected and qualified. Officers serve at the discretion of the Board of Directors.

  L.E. Simmons has served as Chairman of the Board and a director of the Company since March 1994. Mr. Simmons has, for more than five years, served as President of L.E. Simmons & Associates, Incorporated ("SCF G.P."), which, through its affiliate, SCF Partners, L.P., manages private institutional partnerships that generally invest in the oilfield service and equipment industry. Mr. Simmons was a co-founder of Simmons & Company International, an investment banking firm, and served as an officer and director of such firm from 1974 through September 1993. Mr. Simmons is Chairman of the Board of Tuboscope Vetco International Corporation. He is also a director of Zions Bancorporation and CE Franklin, Ltd.

  John Forrest has served as President, Chief Executive Officer and a director of Drilex Corporation since its acquisition of DSI in March 1994. Mr. Forrest founded the Company in 1981 and served as its chief executive officer from 1981 to March 1994.

  G. Bruce Broussard was appointed to his current position in July 1994. Prior thereto, Mr. Broussard served as Controller of DSI for more than the past five years.

  Samuel R. Anderson joined the Company and was appointed to his current position at the time of the Sharewell Acquisition in May 1995. Prior thereto, he served as President of Sharewell, Inc. since July 1991. From 1988 to July 1991, Mr. Anderson served as Senior Vice President of Noble Drilling Corporation, an oil and gas drilling contractor.

  Archie A. Cobb, III joined the Company and was appointed to his current position in connection with the Cobb Acquisition in September 1994. Mr. Cobb was the founder of Cobb Directional Drilling, Inc., and served as its President from its inception in 1979 until the Cobb Acquisition.

  Charles Denton Kerr II was appointed to his current position in December 1995. Prior thereto, he served as Vice President--Sales and Operations of DSI from July 1994 to December 1995, as Manager, Worldwide Sales and Operations from August 1991 to July 1994, and as Western Hemisphere Manager from August 1989 to August 1991.

  Lee F. Hardin was appointed to his current position in October 1995, after serving as the Company's Director of Engineering and Manufacturing since he joined the Company in August 1995. Mr. Hardin was a focus factory manager for the Drilling Systems Business Unit of Halliburton Company from April 1993 to August 1995. Prior thereto, he served as a manufacturing manager for the Directional Drilling Business Unit of Smith International, Inc. where he oversaw the production of MWD equipment and positive displacement motors.

  Harry O. Nicodemus IV was appointed to his current position in December 1995. Prior thereto, he served as Vice President and Controller of American Ecology Corporation since March 1993. From January 1991 to February 1993, he served as Divisional Vice President and Assistant Controller for Browning-Ferris Industries, Inc.

  David C. Baldwin has served as a director of the Company since March 1994. Mr. Baldwin has been Vice President of SCF G.P. since March 1993. From August 1991 to March 1993, he was an Associate with SCF G.P. Prior to attending graduate school from 1989 to 1991, Mr. Baldwin was employed by Union Pacific Resources Company in a variety of drilling and operations management positions. He also serves as a director of C.E. Franklin, Ltd.

  Robert P. Peebler has served as a director of the Company since March 1994. Mr. Peebler has served as Chief Executive Officer since December 1992 and President and Chief Operating Officer since July 1992 of Landmark Graphics Corporation, a company engaged in geoscience services and the development of related computer software. From 1989 to July 1992, he served as a Vice President of Landmark Graphics Corporation.

  Sam S. Sorrell has served as a director of the Company since February 1995. Mr. Sorrell is currently a consultant to SCF Partners, L.P., and has served in such capacity since February 1994. From January 1991 to January 1994, Mr. Sorrell held the position of Executive Vice President of Gulf Publishing Co., a company that publishes various types of media for the oil and gas industry. He is currently a director of Gulf Publishing Co.

  Andrew L. Waite was elected as a director of the Company in May 1996. Mr. Waite has served as a Vice President of SCF G.P. since October 1995. Prior thereto, Mr. Waite was employed by Simmons & Company International as an Associate from August 1993 to August 1995 and as a Vice President in September 1995. Prior to attending graduate school from September 1991 to June 1993, Mr. Waite was employed by the Royal Dutch/Shell Group in a number of project and operating management roles, both in the U.S. and several international locations.

DIRECTOR COMPENSATION

  Each director who is not also an officer of the Company or an employee of SCF Partners, L.P. (a "Nonemployee Director") receives a quarterly retainer of $2,500 and also receives (i) $500 per meeting of the Board of Directors at which such director participated, (ii) $500 per meeting of any committee of the Board of Directors at which such director participated, if not in connection with a Board meeting, and (iii) reimbursement for all reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors or committees thereof. In May 1996, each Nonemployee Director received a one-time grant of a stock option covering 1,200 shares of Common Stock, with a term of ten years and an exercise price equal to the initial public offering price per share.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation provided by the Company to its Chief Executive Officer and each of the other executive officers of the Company who earned $100,000 or more in combined salary and bonus from the Company during the year ended December 31, 1995 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                    LONG-TERM
                                                   COMPENSATION
                                                   ------------
                                                      AWARDS
                                                   ------------
                                                    SECURITIES
                                      ANNUAL        UNDERLYING
                                  COMPENSATION(1)    OPTIONS
                                 -----------------  (NUMBER OF     ALL OTHER
NAME AND PRINCIPAL POSITION       SALARY  BONUS(2)   SHARES)    COMPENSATION(3)
- ---------------------------      -------- -------- ------------ ---------------
John Forrest.................... $190,117 $64,500     22,623        $1,232
President and Chief
Executive Officer
G. Bruce Broussard..............   98,055  26,600         --         1,961
Vice President--Finance and
Administration and Secretary
Archie A. Cobb, III.............  151,375      --         --            --
President--Cobb Directional
Drilling Company, L.L.C.
Charles Denton Kerr II..........  111,671  28,800         --         1,562
President--Energy Services
Division

- --------
(1) Other annual compensation for the named individuals during 1995 did not exceed the lesser of $50,000 or 10% of the annual compensation earned by such individual.
(2) The bonus amounts shown were paid in 1996 for the twelve-month period ended March 31, 1996.
(3) The amounts shown represent contributions by the Company under its 401(k) Profit Sharing Plan for each of the Named Executive Officers.

  The following table contains certain information concerning options granted to the Named Executive Officers in 1995.

                          STOCK OPTION GRANTS IN 1995

                                                                  POTENTIAL REALIZABLE
                                                                    VALUE AT ASSUMED
                                                                  ANNUAL RATES OF STOCK
                                                                   PRICE APPRECIATION
                                    INDIVIDUAL GRANTS              FOR OPTION TERM(2)
                         ---------------------------------------- ---------------------
                                     PERCENT
                                    OF TOTAL
                         NUMBER OF   OPTIONS  EXERCISE
                         SECURITIES  GRANTED  OR BASE
                         UNDERLYING    TO      PRICE
                          OPTIONS   EMPLOYEES   PER    EXPIRATION
          NAME            GRANTED    IN 1995  SHARE(1)    DATE       5%        10%
          ----           ---------- --------- -------- ---------- ---------------------
John Forrest............   22,623      100%    $11.05  4/15/2002        --      $54,649
G. Bruce Broussard......       --
Archie A. Cobb, III.....       --
Charles Denton Kerr II..       --

- --------
(1) Prior to the Offering, there was no public market for the Common Stock and, therefore, the exercise price of the options was based upon the estimated fair market value of the Company as of the date of grant, as determined by the Company's Board of Directors.
(2) Calculated based upon the indicated rates of appreciation, compounded annually, from the date of grant to the end of each option term. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the performance of the Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved. The calculation does not take into account the effects, if any, of provisions of the option plan governing termination of options upon employment termination, transferability or vesting.

  The following table summarizes the value of the outstanding options with respect to the Named Executive Officers. None of the Named Executive Officers exercised any stock options during 1995. There are no outstanding stock appreciation rights, shares of restricted stock or long-term incentive plans with respect to the Company.

                        1995 YEAR END OPTION/SAR VALUES

                                                                                    VALUE OF UNEXERCISED
                           NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED       IN-THE-MONEY OPTIONS AT
                                OPTIONS AT           IN-THE-MONEY OPTIONS AT    DECEMBER 31, 1995 AT INITIAL
                             DECEMBER 31, 1995          DECEMBER 31, 1995          PUBLIC OFFERING PRICE
NAME                     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
- ----                     ------------------------- ---------------------------- ----------------------------
John Forrest............      6,049 / 40,769             $8,348 / $25,041            $75,431 / $383,636
G. Bruce Broussard......      3,025 /  9,074             $4,175 / $12,522            $37,722 / $113,153
Archie A. Cobb, III.....                  --
Charles Denton Kerr II..      3,025 /  9,074             $4,175 / $12,522            $37,722 / $113,153

- --------
(1) Based on the last price at which shares of Common Stock were sold by the Company of $6.91 per share.
(2) Based on an assumed initial public offering price of $18.00 per share.

EMPLOYMENT AGREEMENTS

  In connection with the Cobb Acquisition, Mr. Cobb and Cobb Directional Drilling Company, L.L.C. ("Cobb LLC") entered into an employment agreement on September 30, 1994. The agreement provides that Mr. Cobb will be employed by Cobb LLC as its chairman and/or president until September 30, 1999 at an annual salary of $150,000, subject to increase as determined appropriate by Cobb LLC, as well as the right to participate in executive compensation programs. If Cobb LLC terminates Mr. Cobb's employment without cause, it is required to pay him such salary for the remainder of the term of the agreement. The employment agreement provides that all inventions, discoveries and similar intellectual property created or conceived by Mr. Cobb in connection with his work for Cobb LLC are the sole and exclusive property of the Company. The agreement also requires Mr. Cobb to abide by certain confidentiality provisions with respect to such intellectual property and other confidential information obtained through his position. The employment agreement provides that Mr. Cobb will not compete with Cobb LLC for a period of five years after the termination of his employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board of Directors consists of David C. Baldwin, Robert P. Peebler and Andrew L. Waite.

  Messrs. Baldwin and Waite are executive officers of SCF G.P., the general partner of SCF Partners, L.P., which is the general partner of DRLX Partners, L.P., a holder of more than 5% of the Common Stock outstanding. L.E. Simmons is the President and sole stockholder of SCF G.P. In connection with the Company's formation in March 1994, the Company issued to DRLX Partners, L.P., 1,990,790 shares of Common Stock for cash consideration equal to $5.53 per share. In connection with such formation, DRLX Partners, L.P. became one of the parties to a registration rights agreement with the Company, which is being amended and restated in connection with the Offering. See "Certain Transactions and Relationships--Registration Rights Agreements." Thereafter, in two transactions effective on June 30, 1994 and September 30, 1994, the Company issued to DRLX Partners, L.P. an aggregate of 882,282 shares of Common Stock for cash consideration equal to $5.53 per share, and on September 29, 1995 the Company issued an additional 361,962 shares of Common Stock for cash consideration of $6.91 per share. In addition, in a July 1994 exchange effecting the redemption of all of the then-outstanding preferred stock of DSI, the Company issued to DRLX Partners, L.P. 884,173 shares of Common Stock in exchange for 488.5 shares of preferred stock of DSI. As a result of these transactions and his relationship to DRLX Partners, L.P., Mr. Simmons may be deemed to have an indirect personal pecuniary interest in 4,119,207 shares of Common Stock.

  In connection with the ENSCO Technology Acquisition, the Company paid a $150,000 fee to SCF Partners, L.P. for financial advisory and other consultation services. Such fee was paid in the first quarter of 1996. The Company believes that such fee was comparable to fees that would have been paid to unaffiliated third parties for similar services.

  SCF Partners, L.P. is the general partner of institutional investor partnerships that invest in the oilfield service and equipment industry. As a result, it is possible that such institutional investor partnerships may compete with the Company for acquisition candidates, or may invest in businesses that compete with the Company.

                    CERTAIN TRANSACTIONS AND RELATIONSHIPS

CERTAIN TRANSACTIONS

  In connection with the Company's formation in March 1994, the Company issued 36,196 shares of Common Stock to John Forrest for cash consideration equal to $5.53 per share. Thereafter, on June 30, 1994, the Company issued shares of Common Stock to certain of its executive officers for cash consideration of $5.53 per share in the following amounts: 9,049 shares to John Forrest; 3,620 shares to G. Bruce Broussard; 8,144 shares to Charles Denton Kerr II; and 4,525 shares to Robert Stayton. In addition, on September 29, 1995, the Company issued shares of Common Stock to certain of its executive officers for cash consideration of $6.91 per share in the following amounts: 5,828 shares to Mr. Forrest; 467 shares to Mr. Broussard; 1,050 shares to Mr. Kerr; and 4,760 to Samuel R. Anderson.

  In June 1994, the stockholders of the Company acquired on a pro rata basis all of the outstanding shares of preferred stock that had been issued by DSI to MascoTech in connection with the DSI Acquisition. Subsequently, in July 1994, the Company issued 904,905 shares of Common Stock in the aggregate to its stockholders in exchange for all the outstanding preferred stock of DSI.

  On June 1, 1995, the Company repurchased 6,048 shares of Common Stock from Robert Stayton for cash consideration of $4.26 per share, in connection with Mr. Stayton's resignation from his position as a Vice President of the Company.

  On March 23, 1995, the Company repurchased 144,785 shares of Common Stock and a one-third equity interest in a subsidiary of the Company, Cobb LLC, from affiliates of Archie A. Cobb, III, the current President of such subsidiary, for a combined purchase price consisting of approximately $1.0 million in cash, a $1.0 million amortizing note with a final maturity in 1998, and a $1.1 million short-term note due July 1995 (which was paid at maturity). See "The Company."

  Since the completion of the Cobb Acquisition, the Company has made payments to Non Magnetic Rental Tools, Inc. ("NMRT"), a company owned by two brothers of Mr. Cobb, for rental of certain tools used in the business of Cobb Directional Drilling Company, L.L.C. Such payments totaled approximately $161,000 and $550,000 in 1994 and 1995, respectively. The Company expects to make rental payments to NMRT during 1996 in amounts aggregating approximately $655,000. All of such transactions were entered into in the ordinary course of business, and the Company believes that the charges incurred in connection with such transactions were comparable to the charges that would have been incurred in similar transactions with parties not affiliated with Mr. Cobb.

  During 1996, the Company expects to make aggregate payments of approximately $375,000 to Landmark Graphics Corporation in connection with anticipated purchases of computer software. Robert P. Peebler, a director of the Company, is the President and Chief Executive Officer of Landmark Graphics Corporation. Such charges will be incurred in the ordinary course of business, and the Company believes that the prices to be paid in connection with such purchases will be comparable to the prices that would be paid in similar transactions with parties not affiliated with Mr. Peebler.

  During 1995, the Company lent $250,000 to John Forrest to facilitate certain tax payments made by Mr. Forrest. The entire principal amount of such loan remains outstanding as of the date of this Prospectus. The loan bears interest at a rate equal to the interest rate incurred by the Company on its borrowings and is secured by 45,245 shares of Common Stock owned by Mr. Forrest. The loan is payable upon the earlier of (i) sale of shares of Common Stock owned by Mr. Forrest and (ii) the termination of Mr. Forrest's employment with the Company.

  For certain other transactions between the Company and its executive officers, directors or beneficial owners of in excess of 5% of the Company's outstanding Common Stock, see "Management--Compensation Committee Interlocks and Insider Participation."

REGISTRATION RIGHTS AGREEMENTS

  In connection with the Offering, the Company will enter into an amendment and restatement of an existing registration rights agreement among the Company, DRLX Partners, L.P., and Messrs. Forrest, Broussard and Kerr (the "Amended and Restated Registration Rights Agreement"). The Amended and Restated Registration Rights Agreement will provide for registration rights pursuant to which, upon the request of holders (the "Requesting Holders") of at least 51% of the shares of Common Stock (or other securities of the Company) subject to such agreement (the "Registrable Securities"), the Company will file a registration statement under the Securities Act to register Registrable Securities held by the Requesting Holders and any other stockholders who are parties to the Amended and Restated Registration Rights Agreement and who desire to sell Registrable Securities pursuant to such registration statement, subject to a maximum of three requests in total. The first such request may not be made until the expiration of 120 days after the date of this Prospectus. In addition, subject to certain conditions and limitations, the Amended and Restated Registration Rights Agreement will provide that holders of Registrable Securities may participate in any registration by the Company of any of its equity securities in an underwritten offering other than the offering made by this Prospectus. The registration rights conferred by the Amended and Restated Registration Rights Agreement will generally be transferable to transferees of the Registrable Securities covered thereby. The Amended and Restated Registration Rights Agreement will terminate on December 31, 2001, or earlier if the securities subject to the Amended and Restated Registration Rights Agreement have been (i) distributed to the public pursuant to a registration statement covering such securities that has been declared effective under the Securities Act, (ii) distributed to the public in accordance with the provisions of Rule 144 (or any similar provision then in force) under the Securities Act or (iii) repurchased by the Company. An aggregate of 4,213,342 outstanding shares of Common Stock and 60,443 shares of Common Stock issuable upon exercise of options will be subject to the Amended and Restated Registration Rights Agreement.

  In September 1995, in connection with the ENSCO Technology Acquisition, the Company entered into a registration rights agreement (the "ENSCO Registration Rights Agreement") pursuant to which ENSCO Technology Company was granted "piggyback" registration rights to include shares of the Company's Common Stock issuable upon the conversion of the ENSCO Convertible Note, as part of certain registration statements filed by the Company under certain circumstances and subject to certain restrictions. Subject to certain restrictions, the registration rights conferred by the ENSCO Registration Rights Agreement are transferable to transferees of the shares of Common Stock covered thereby. The ENSCO Registration Rights Agreement terminates when (i) a registration statement covering the securities subject to the ENSCO Registration Rights Agreement has been declared effective by the SEC and such securities have been disposed of pursuant to such effective registration statement, (ii) such securities are distributed to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or (iii) the Company has delivered a new certificate or other evidence of ownership for such securities not bearing the legend required pursuant to the ENSCO Stockholders' Agreement and such securities may be resold without restriction under the Securities Act. As of May 1, 1996, the ENSCO Convertible Note had an outstanding principal balance of $2.5 million, and was convertible into 361,962 shares of Common Stock.

  In the case of both registration rights agreements described above, the Company is required to pay all the costs associated with such an offering other than underwriting commissions and transfer taxes attributable to the shares sold on behalf of the selling stockholders. In addition, in the case of the Acquisition Registration Rights Agreement, the Company is obligated to pay the fees and expenses of one firm of legal counsel retained by the holders of a majority of the shares registered thereunder. Both registration rights agreements provide that the number of shares of Common Stock that must be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter determines that market conditions require such a limitation. Under both such agreements, the Company will indemnify the selling stockholders thereunder, and such stockholders will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreements.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table set forth certain information as of May 1, 1996, except as otherwise noted, concerning the persons known by the Company to be beneficial owners of more than five percent of the Company's outstanding Common Stock, the members of the Board of Directors of the Company, the Named Executive Officers listed in the Summary Compensation Table above and all directors and executive officers of the Company as a group.

                                                            NUMBER OF
                                                              SHARES
                                                           BENEFICIALLY
               NAME OF BENEFICIAL OWNER(1)                    OWNED     PERCENT
               ---------------------------                 ------------ -------
DRLX Partners, L.P.(2)....................................  4,119,207    93.8%
 c/o SCF Partners, L.P.
 6600 Travis
 Suite 6600
 Houston, Texas 77002
L.E. Simmons(2)...........................................  4,119,207    93.8
 c/o SCF Partners, L.P.
 6600 Travis
 Suite 6600
 Houston, Texas 77002
ENSCO Technology Company(3)...............................    361,962     7.6
 1445 Ross Avenue
 Suite 2700
 Dallas, Texas 75202
John Forrest(4)...........................................     82,547     1.9
G. Bruce Broussard(5).....................................     10,595       *
Archie A. Cobb, III(6)....................................     96,523     2.2
Charles Denton Kerr II(5).................................     17,226       *
David C. Baldwin..........................................         --      --
Robert P. Peebler(5)......................................        807       *
Sam S. Sorrell(5).........................................        807       *
Andrew L. Waite...........................................         --      --
All directors and executive officers as a group (12
persons)(1)(7)............................................  4,381,877    98.3

- --------
 *Less than one percent
(1) Except as otherwise noted, each stockholder has sole voting and investment power with respect to the shares beneficially owned.
(2) The general partner of DRLX Partners, L.P. is SCF Partners, L.P. The general partner of SCF Partners, L.P. is SCF G.P., of which L.E. Simmons is the President and a director and sole stockholder. Each of SCF Partners, L.P., SCF G.P. and L.E. Simmons may be deemed the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of the shares of Common Stock held by DRLX Partners, L.P.
(3) Shares shown are issuable upon conversion of the ENSCO Convertible Note.
(4) Shares shown include 5,657 shares that could be acquired within 60 days after May 1, 1996 upon exercise of stock options and 10,573 shares of Common Stock acquired as of March 31, 1996 through the exercise of stock options.
(5) Shares shown include shares that could be acquired within 60 days after May 1, 1996 upon exercise of stock options, as follows: 5,287 for Mr. Broussard, 5,287 for Mr. Kerr, 807 for Mr. Peebler and 807 for Mr. Sorrell.
(6) Shares shown are owned by Posi-Trak Mud Motors, Inc., a company owned by Mr. Cobb.
(7) Shares shown include 67,255 shares that could be acquired within 60 days after May 1, 1996 upon exercise of warrants and stock options.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, 6,391,778 shares of Common Stock will be outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. Substantially all of the remaining 4,391,778 shares of Common Stock, which are held by the Company's current stockholders, will be "restricted securities" (within the meaning of Rule 144) and, therefore, will not be eligible for sale to the public unless they are sold in transactions registered under the Securities Act or pursuant to an exemption from registration, including pursuant to Rule 144 or an offshore transaction pursuant to Regulation S under the Securities Act. The Company has entered into Registration Rights Agreements with certain of its existing stockholders, which provide such stockholders with certain rights to have their shares of Common Stock registered under the Securities Act, in order to permit the public sale of such shares. See "Certain Transactions and Relationships--Registration Rights Agreements."

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the Stock Option Plan. Shares of Common Stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not affiliates of the Company and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of the Company.

  In general, under Rule 144 as currently in effect, if a minimum of two years has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (i.e., 63,918 shares immediately after consummation of the Offering) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements, and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least three years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Commission has proposed an amendment to Rule 144 that would shorten the three- and two-year holding periods described above to two years and one year, respectively.

  The Company, DRLX Partners, L.P. and each of the Company's directors and executive officers have agreed with the Underwriters that they will not offer for sale or otherwise voluntarily dispose of any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Merrill Lynch, as representative of the Underwriters, with certain exceptions. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 25,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of May 1, 1996, there were 4,391,778 shares of Common Stock outstanding and held of record by eight stockholders, and no shares of Preferred Stock were outstanding. The following summary is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

  The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" for information regarding dividend policy.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, preferential rights to receive dividends or assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

  Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

OTHER MATTERS

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

  The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or the Board of Directors of the Company.

  Pursuant to the Certificate of Incorporation, certain transactions involving, among other persons, any person who is a beneficial owner of 10% or more of the aggregate voting power of all outstanding stock of the Company (a "related person") require the affirmative vote of the holders of both (i) at least 80% of the outstanding voting stock and (ii) at least 66% of the outstanding voting stock not beneficially owned by the related person. Transactions subject to such approval include certain mergers or consolidations of the Company or sales or transfers of assets and properties having an aggregate fair market value of $10 million or more. Notwithstanding the foregoing, the Certificate of Incorporation provides that no person who is the beneficial owner of 10% or more of the aggregate voting power of all outstanding stock of the Company on May 1, 1996 shall be a related person. Consequently, DRLX Partners, L.P. is not a related person for these purposes.

  The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest. See "Management."

  The Certificate of Incorporation provides that the number of directors will be no greater than 12 and no less than three. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. DRLX Partners, L.P. is not subject to the restrictions of
Section 203 with respect to the Common Stock.

STOCKHOLDER PROPOSALS

  The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholder of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (b) with respect to an election be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are filed as an exhibit to the registration statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, L.L.C.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a Purchase Agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Simmons & Company International are acting as the representatives (the "Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                       NUMBER OF
        UNDERWRITERS                                                    SHARES
        ------------                                                   ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................
   CS First Boston Corporation.......................................
   Simmons & Company International...................................
                                                                       ---------
        Total........................................................  2,000,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price as set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may re-allow, a discount
not in excess of $     per share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option to purchase up to 300,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock offered hereby will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are the history and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the price-earnings ratios and market prices of publicly traded securities of companies that the Company and the Representatives believe to be comparable to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  At the request of the Company, the Underwriters have reserved up to 100,000 of the shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and certain other persons designated by the Company who have expressed an interest in purchasing Common Stock. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, DRLX Partners, L.P. and each of the Company's directors and executive officers have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Merrill Lynch, offer, sell or otherwise voluntarily dispose of any shares of Common Stock or securities convertible into or exercisable for Common Stock, except for (i) sales of the shares of Common Stock offered hereby, (ii) issuances pursuant to the exercise of outstanding warrants, stock options and convertible securities, (iii) grants of options pursuant to the Stock Option Plan, (iv) private placements of Common Stock by the Company to purchasers who agree to be bound by a similar agreement, and (v) bona fide gifts by stockholders to donees who agree to be bound by a similar agreement.

  The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas.

                                    EXPERTS

  The (i) consolidated financial statements of the Company as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the period from March 30, 1994 (inception) to December 31, 1994, (ii) consolidated statements of operations and cash flows of DSI for the three-month period ended March 30, 1994 and the year ended December 31, 1993, (iii) consolidated statements of income and cash flows of Ensco Technology for the nine-month period ended September 30, 1995 and the year ended December 31, 1994, and (iv) consolidated statements of operations and cash flows of Sharewell for each of the two years in the period ended March 31, 1995, included in this Prospectus, and the financial statement schedule related to the financial statements referred to in (i) above, included elsewhere in the registration statement of which this Prospectus forms a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with the Commission with respect to the Offering. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, or the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission, and reference is hereby made to such omitted information. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any portion of the Registration Statement can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                               DRILEX CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
DRILEX CORPORATION AND SUBSIDIARIES
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheet as of December 31, 1995 and 1994.............  F-3
  Consolidated Statement of Income for the Year Ended December 31, 1995
   and the Period from March 30, 1994 (inception) to December 31, 1994....  F-4
  Consolidated Statement of Cash Flows for the Year Ended December 31,
   1995 and the Period from March 30, 1994 (inception) to December 31,
   1994...................................................................  F-5
  Consolidated Statement of Stockholders' Equity for the Year Ended
   December 31, 1995 and the Period from March 30, 1994 (inception) to
   December 31, 1994......................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
DRILEX SYSTEMS, INC. AND SUBSIDIARIES
  Independent Auditors' Report............................................ F-18
  Consolidated Statement of Operations for the Period from January 1, 1994 to March 30, 1994 and the Year Ended December 31, 1993................. F-19
  Consolidated Statement of Cash Flows for the Period from January 1, 1994 to March 30, 1994 and the Year Ended December 31, 1993................. F-20
  Notes to Consolidated Financial Statements.............................. F-21
ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY
  Independent Auditors' Report............................................ F-25
  Consolidated Statement of Income for the Nine Months Ended September 30,
   1995 and the Year Ended December 31, 1994.............................. F-26
  Consolidated Statement of Cash Flows for the Nine Months Ended September
   30, 1995 and the Year Ended December 31, 1994.......................... F-27
  Notes to Consolidated Financial Statements.............................. F-28
SHAREWELL, INC. (FORMERLY SHARECO, INC.) AND SUBSIDIARIES
  Independent Auditors' Report............................................ F-32
  Consolidated Statement of Operations for the Years Ended March 31, 1995
   and 1994............................................................... F-33
  Consolidated Statement of Cash Flows for the Years Ended March 31, 1995
   and 1994............................................................... F-34
  Notes to Consolidated Financial Statements.............................. F-35

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Drilex Corporation:

  We have audited the accompanying consolidated balance sheets of Drilex Corporation and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows, and stockholders' equity for the year ended December 31, 1995 and the period from March 30, 1994 (inception) to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Drilex Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the year ended December 31, 1995 and the period from March 30, 1994 (inception) to December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Houston, Texas
April 26, 1996 (May 7, 1996 as to Note 15)

                      DRILEX CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
                            ASSETS
Current assets:
  Cash and cash equivalents.................................... $   819 $   949
  Receivables:
    Trade, net of allowance for doubtful accounts of $933 and
     $308 at December 31, 1995 and 1994, respectively. ........  20,994   8,946
    Other......................................................     694     101
  Inventories..................................................   8,259   4,303
  Prepaid expenses and other current assets....................   1,217     467
                                                                ------- -------
      Total current assets.....................................  31,983  14,766
Property and equipment, net....................................  27,557  17,545
Goodwill, net of accumulated amortization of $170 and $9 at
 December 31, 1995 and 1994, respectively......................  14,151   1,394
Other assets, net..............................................   4,063   2,587
                                                                ------- -------
                                                                $77,754 $36,292
                                                                ======= =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................. $ 8,706 $ 2,699
  Accrued compensation and related benefits....................   1,550     800
  Accrued taxes, other than on income..........................   1,064     741
  Accrued income taxes.........................................     476     185
  Other accrued liabilities....................................     936     380
  Long-term debt, current maturities...........................   5,886     450
                                                                ------- -------
      Total current liabilities................................  18,618   5,255
Long-term debt, less current maturities........................  32,467   7,633
Other noncurrent liabilities...................................   2,182   1,781
                                                                ------- -------
      Total liabilities........................................  53,267  14,669
                                                                ------- -------
Commitments and contingencies
Minority interests.............................................     805   2,066
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; none issued.....................................      --      --
  Common stock, $.01 par value; 25,000,000 shares authorized;
   shares issued:
   1995--4,381,205 and 1994--4,080,818.........................      44      41
  Additional paid-in capital...................................  19,845  17,507
  Retained earnings............................................   3,793   2,009
                                                                ------- -------
      Total stockholders' equity...............................  23,682  19,557
                                                                ------- -------
                                                                $77,754 $36,292
                                                                ======= =======

                See notes to consolidated financial statements.

                      DRILEX CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
Net revenues:
  Rental and service...............................   $43,766       $21,850
  Equipment sales..................................    13,760         3,359
                                                      -------       -------
                                                       57,526        25,209
                                                      -------       -------
Operating expenses:
  Costs of sales and operations (exclusive of
   depreciation and amortization):
    Rental and service.............................    27,956        11,714
    Equipment sales................................     6,650         1,210
  Selling, general and administrative expenses.....    13,448         6,711
  Depreciation and amortization....................     4,492         1,855
                                                      -------       -------
                                                       52,546        21,490
                                                      -------       -------
Operating income...................................     4,980         3,719
Interest expense...................................    (1,935)         (478)
                                                      -------       -------
Income before income taxes and minority interests..     3,045         3,241
Provision for income taxes.........................    (1,097)       (1,166)
Minority interests.................................      (164)          (66)
                                                      -------       -------
Net income.........................................   $ 1,784       $ 2,009
                                                      =======       =======
Net income per common and common equivalent share..   $   .40       $   .57
                                                      =======       =======
Weighted average common and common equivalent
 shares outstanding................................     4,411         3,507
                                                      =======       =======


                See notes to consolidated financial statements.

                      DRILEX CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income........................................   $  1,784      $  2,009
 Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
  Depreciation and amortization....................      4,492         1,855
  Net losses on disposition of property and
   equipment.......................................      1,033           883
  Minority interests...............................        164            66
  Changes in assets and liabilities, excluding the
   effects of acquisitions:
   Increase in accounts payable....................      4,568         1,628
   Increase in inventories.........................     (5,918)       (2,393)
   Increase in receivables.........................     (5,209)       (3,667)
   Increase in prepaid expenses and other assets...       (560)         (576)
   Increase (decrease) in accrued and other
    liabilities....................................       (539)        1,072
                                                      --------      --------
      Net cash provided by (used for) operating ac-
       tivities....................................       (185)          877
                                                      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net proceeds from disposition of property and
  equipment........................................      1,263            29
 Capital expenditures..............................     (5,408)         (707)
 Acquisition of ENSCO Technology Company net
  assets, net of cash acquired.....................    (11,488)           --
 Acquisition of Sharewell, Inc., net of cash
  acquired.........................................     (3,727)           --
 Acquisition of Drilex Systems, Inc., net of cash
  acquired.........................................         --       (18,625)
 Acquisition of Cobb net assets....................         --        (3,590)
                                                      --------      --------
      Net cash used for investing activities.......    (19,360)      (22,893)
                                                      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt..........     17,450         2,250
 Net borrowings under revolving credit agreements..      4,700         4,500
 Proceeds from issuance of common stock............      3,117        16,215
 Principal payments on long-term debt..............     (4,826)           --
 Purchases of common stock.........................     (1,026)           --
                                                      --------      --------
      Net cash provided by financing activities....     19,415        22,965
                                                      --------      --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.......................................       (130)          949
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...        949            --
                                                      --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........   $    819      $    949
                                                      ========      ========
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Transfers of drilling equipment parts from
  inventories to property and equipment............   $  2,926      $  1,965
 Amounts recorded in connection with acquisitions
  (see Note 2):
  Fair value of net assets acquired, including
   goodwill........................................     26,257        26,881
  Issuances of long-term debt......................     10,792         1,333
  Issuance of long-term debt to reacquire equity
   interest in subsidiary..........................      2,154            --
  Issuances of common stock and warrants...........        250         1,333
  Issuance of equity interest in subsidiary........         --         2,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid.....................................   $  1,689      $    274
 Income taxes paid.................................        842           613

                See notes to consolidated financial statements.

                      DRILEX CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)




                                 COMMON STOCK      ADDITIONAL
                             --------------------   PAID-IN   RETAINED
                              SHARES    ($.01 PAR)  CAPITAL   EARNINGS  TOTAL
                             ---------  ---------- ---------- -------- -------
Balance, March 30, 1994
 (inception)................        --     $ --     $    --    $   --  $    --
  Issuances of common stock. 4,080,818       41      17,507        --   17,548
  Net income................        --       --          --     2,009    2,009
                             ---------     ----     -------    ------  -------
Balance, December 31, 1994.. 4,080,818       41      17,507     2,009   19,557
  Issuances of common stock
   and warrants.............   451,220        5       3,362        --    3,367
  Purchases of common stock.  (150,833)      (2)     (1,024)       --   (1,026)
  Net income................        --       --          --     1,784    1,784
                             ---------     ----     -------    ------  -------
Balance, December 31, 1995.. 4,381,205     $ 44     $19,845    $3,793  $23,682
                             =========     ====     =======    ======  =======




                See notes to consolidated financial statements.

                      DRILEX CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

  Drilex Corporation (formerly Drilex Holdings Corp.) was organized on March 10, 1994 by DRLX Partners, L.P. ("DRLX Partners") and Mr. John Forrest to acquire the common stock of Drilex Systems, Inc. ("DSI") from MascoTech, Inc. See Note 2. Mr. Forrest is a founder of DSI and the President and Chief Executive Officer of Drilex Corporation. The initial capital contributions of $11,200,000 were made on March 30, 1994.

  The consolidated financial statements include the accounts of Drilex Corporation and its majority and wholly owned subsidiaries, collectively referred to herein as the "Company." All significant intercompany balances and transactions have been eliminated in consolidation.

  The Company provides directional, horizontal and other precision drilling services and products. Such services and products are used primarily for oil and gas drilling, environmental remediation and trenchless service applications.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash Equivalents--Cash equivalents consist of highly liquid investments with original maturities of three months or less.

  Inventories--Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory costs represent invoice or production cost. Production costs include materials, labor and manufacturing overhead.

  Property and Equipment--Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets. Additions, renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

  Goodwill and Other Intangible Assets--Goodwill represents the excess of the purchase price for acquired businesses over the allocated value of the related net assets (see Note 2). Goodwill is amortized on a straight-line basis over a forty year life. The carrying value of goodwill will be reviewed and adjusted whenever events or changes in circumstances indicate that the value of the acquired assets has been impaired.

  Included in other assets are noncompete agreements, a technology licensing agreement, organization costs and patents. These intangible assets are amortized on a straight-line basis over their estimated useful lives.

  Income Taxes--The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

  Foreign Currency Translation--The Company uses the United States dollar as the functional currency for its foreign operations. Foreign currency translation and transaction gains and losses are recognized in consolidated income as incurred.

                      DRILEX CORPORATION AND SUBSIDIARIES

  Per Share Information--Per share information is based on the weighted average number of common shares outstanding during each period and, if dilutive, the weighted average number of common equivalent shares resulting from the assumed conversion of outstanding stock options and warrants.

  Financial Instruments--The carrying amount of cash and cash equivalents approximates fair value for these instruments. The estimated fair value of long-term debt is determined based on the current rates offered for similar borrowings. The estimated fair value of the interest rate swap agreement is based on the amount that the Company would receive or pay to terminate the agreement at the balance sheet date. The estimated fair values of the Company's financial instruments, along with the carrying amounts of the related assets (liabilities), are as follows:

                                                                DECEMBER 31,
                                          DECEMBER 31, 1995         1994
                                          ------------------  -----------------
                                          CARRYING    FAIR    CARRYING   FAIR
                                           AMOUNT    VALUE     AMOUNT    VALUE
                                          --------  --------  --------  -------
                                              (IN THOUSANDS OF DOLLARS)
  Cash and cash equivalents.............  $    819  $    819  $   949   $   949
  Long-term debt........................   (38,353)  (38,594)  (8,083)   (8,104)
  Interest rate swap agreement..........        --      (332)      --        --

  The Company's interest rate swap agreement is used to manage interest rate risk. The net settlement amount resulting from this agreement is recognized as an adjustment to interest expense. The Company does not hold or issue derivative financial instruments for trading purposes.

  Recent Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of SFAS 121 will not have a material impact on its consolidated financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. The Company has elected to continue the use of the "intrinsic value based method" of accounting for its employee stock option plan (see Notes 9 and 15). This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the options equals or exceeds the fair market value of the stock at the date of grant. The Company will adopt the disclosure requirements of SFAS 123 when it becomes effective in 1996.

2. ACQUISITIONS

  On March 31, 1994, the Company acquired all of the common stock of DSI for cash of $20,000,000 in a transaction accounted for as a purchase. During the remainder of 1994 and during 1995, the Company consummated three additional business acquisitions which were also accounted for using the purchase method. Results of operations and cash flows of the acquired businesses are included in the consolidated financial statements for the periods subsequent to the respective dates of acquisition.

  ENSCO Technology Company and subsidiaries ("ENSCO Technology")--On September 30, 1995, the Company acquired substantially all of the assets, net of outstanding liabilities and minority interests, of ENSCO Technology. ENSCO Technology provides precision drilling and measurement-while-drilling services to

                      DRILEX CORPORATION AND SUBSIDIARIES
customers primarily in Texas and Canada. The total purchase price of $17,851,000 consisted of $11,790,000 in cash and notes payable to ENSCO Technology totaling $6,061,000. The Company recognized goodwill of $8,586,000 in connection with this acquisition.

  Sharewell, Inc. and subsidiaries ("Sharewell")--On May 5, 1995, the Company acquired all of the common stock of Sharewell (formerly Shareco, Inc.), which provides directional drilling guidance systems and services in both domestic and international locations. The total purchase price of $9,167,000 consisted of $4,186,000 in cash, notes payable to Sharewell's former stockholders totaling $4,731,000 and warrants to purchase 180,981 shares of the Company's common stock valued at $250,000. The Company recognized goodwill of $4,332,000 in connection with this acquisition.

  Cobb Directional Drilling Company, Inc. and Posi-Trak Mud Motors, Inc. (collectively, "Cobb")--On September 30, 1994, the Company acquired substantially all of the fixed assets of Cobb (the "Cobb acquisition"), which provides precision drilling services to customers primarily in Louisiana and the Gulf of Mexico. The Company used a newly-formed subsidiary, Cobb Directional Drilling Company LLC ("Cobb LLC"), to acquire the Cobb assets. The total purchase price of $8,256,000 consisted of $3,590,000 in cash, a note payable to Posi-Trak Mud Motors, Inc. for $1,333,000, a one-third equity interest in Cobb LLC valued at $2,000,000 and 241,307 shares of the Company's common stock valued at $1,333,000. The Company recognized goodwill of $1,403,000 in connection with this acquisition.

  On March 23, 1995, the Company repurchased 144,784 of the shares of its common stock for $1,000,000 in cash. On the same date, the Company reacquired the one-third equity interest in Cobb LLC in exchange for two notes payable to Cobb Directional Drilling Company, Inc. totaling $2,154,000. The minority stockholder's share of Cobb LLC's earnings for the period from October 1, 1994 through March 23, 1995 is presented as minority interests in the Company's consolidated income statement.

  Pro forma results of operations (unaudited)--The following unaudited pro forma summary presents consolidated results of operations for the Company as if (a) the Cobb acquisition had been consummated on March 30, 1994 and (b) the Sharewell and ENSCO Technology acquisitions had been consummated as of the beginning of the respective periods. Appropriate adjustments have been reflected for depreciation and amortization, interest expense, income taxes and minority interests. Net income for the period ended December 31, 1994 includes an after-tax gain of $429,000, or $.10 per share, resulting from ENSCO Technology's sale of stock of a foreign subsidiary. The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results for the Company.

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
                                                     (IN THOUSANDS OF DOLLARS,
                                                     EXCEPT PER SHARE AMOUNTS)
  Net revenues.....................................   $73,557       $48,719
  Net income.......................................     1,929         2,905
  Net income per common and common equivalent
   share...........................................       .42           .67

                      DRILEX CORPORATION AND SUBSIDIARIES

3. INVENTORIES

  Inventories consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
                                                                  (IN THOUSANDS
                                                                   OF DOLLARS)
   Drilling equipment parts...................................... $7,573 $4,187
   Work in process...............................................    686    116
                                                                  ------ ------
                                                                  $8,259 $4,303
                                                                  ====== ======

4. PROPERTY AND EQUIPMENT

  The major classes of property and equipment are as follows:



                                                    ESTIMATED   DECEMBER 31,
                                                      USEFUL   ----------------
                                                      LIVES     1995     1994
                                                    ---------- -------  -------
                                                                (IN THOUSANDS
                                                                 OF DOLLARS)
  Land.............................................            $    52  $    52
  Buildings and improvements....................... 5-40 years     985      867
  Machinery and equipment.......................... 3-15 years   7,122    4,327
  Rental tools.....................................  3-7 years  19,901   12,286
  Furniture and fixtures........................... 3-10 years   2,385    1,407
  Construction in progress.........................              1,844      175
                                                               -------  -------
                                                                32,289   19,114
  Less: accumulated depreciation...................             (4,732)  (1,569)
                                                               -------  -------
                                                               $27,557  $17,545
                                                               =======  =======

  Depreciation expense for the year ended December 31, 1995 and the period ended December 31, 1994 was $3,668,000 and $1,703,000, respectively. Effective April 1, 1995, the Company changed its estimated useful life for certain drilling motor components from five to seven years. This change was made to better reflect the estimated period during which these assets will remain in service. The effect of this change was an increase in net income of $248,000, or $.06 per share, for the year ended December 31, 1995.

5. OTHER ASSETS

  Other assets consist of the following:


                                                                DECEMBER 31,
                                                    ESTIMATED  ---------------
                                                   USEFUL LIVES  1995     1994
                                                   ------------ -------  ------
                                                                (IN THOUSANDS
                                                                 OF DOLLARS)
  Noncompete agreements...........................   5-10 years $ 2,100  $  500
  Technology licensing agreement.................. 13 1/3 years   1,465   1,465
  Organization costs..............................      5 years   1,052     633
  Patents.........................................     17 years     122     122
  Other...........................................                   10      10
                                                                -------  ------
                                                                  4,749   2,730
  Less: accumulated amortization..................                 (686)   (143)
                                                                -------  ------
                                                                $ 4,063  $2,587
                                                                =======  ======

                      DRILEX CORPORATION AND SUBSIDIARIES

  In conjunction with the acquisition of DSI, the Company obtained a licensing agreement that provides it with a non-exclusive right to use a patented technology for the remaining life of the patent. As consideration for the license, the Company is obligated to sell or lease certain drilling systems equipment to the licensor at a discount. The period of this obligation extends through December 31, 1997. A liability for this obligation is included on the Company's consolidated balance sheet in the amount of $1,238,000 and $1,433,000 at December 31, 1995 and 1994, respectively.

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1995     1994
                                                               -------  ------
                                                               (IN THOUSANDS
                                                                OF DOLLARS)
  Bank Credit Agreement:
    Revolving Credit Facility................................. $ 9,200  $   --
    Term Note.................................................  16,578      --
  Previous bank credit agreements:
    Revolving credit facilities...............................      --   4,500
    Cobb term note............................................      --   2,250
  Promissory Note payable to Posi-Trak Mud Motors, Inc........   1,333   1,333
  Promissory Note payable to Cobb Directional Drilling
   Company, Inc...............................................     750      --
  Promissory Notes payable to former stockholders of
   Sharewell..................................................   4,431      --
  Promissory Note payable to ENSCO Technology.................   3,561      --
  Convertible Promissory Note payable to ENSCO Technology.....   2,500      --
                                                               -------  ------
                                                                38,353   8,083
  Less: current maturities....................................  (5,886)   (450)
                                                               -------  ------
                                                               $32,467  $7,633
                                                               =======  ======

  Bank Credit Agreement--On September 29, 1995, the Company entered into a credit agreement with a bank (as amended, the "Bank Credit Agreement") which replaced previous credit agreements entered into by the Company and its subsidiaries. The Bank Credit Agreement consists of a secured revolving line of credit (the "Revolving Credit Facility") which matures on September 30, 1998 and a $17,450,000 term note (the "Term Note") which matures on September 30, 2000. The Revolving Credit Facility provides for borrowings of up to $13,000,000, of which up to $3,000,000 may be used for letters of credit. As of December 31, 1995, $3,455,000 of borrowings was available under the Revolving Credit Facility, of which $2,655,000 was available for letters of credit. Letters of credit outstanding amounted to $345,000 at December 31, 1995.

  The Term Note calls for quarterly principal payments of $872,000. Under certain circumstances, the Company may be required to make annual principal prepayments on the Term Note in an amount equal to 50% of excess cash flow (as defined).

  The Bank Credit Agreement is secured by eligible receivables, inventories and property and equipment, as well as the Company's pledge of the stock of certain subsidiaries. Borrowings under the Bank Credit Agreement bear interest at a rate per annum, at the Company's election, equal to the bank's prime rate plus 1/2% or a Eurodollar or Eurosterling interbank offered rate plus 2% (9% and 7.8%, respectively, at December 31, 1995). The interest rate margins may be reduced by up to 1/2% (non-cumulatively) based on a financial test, determined quarterly. As of December 31, 1995, the financial test did not permit a reduction in the interest rate margins. The

                      DRILEX CORPORATION AND SUBSIDIARIES

Bank Credit Agreement requires the Company to maintain certain financial covenants and places restrictions on the Company's ability to, among other things, incur debt and liens, pay dividends, enter into unrelated lines of business, undertake transactions with affiliates and make investments.

  Promissory Note payable to Posi-Trak Mud Motors, Inc.--This note matures on September 30, 1997, bears interest at a rate of 7% per annum and is secured by a pledge of the Company's equity interest in Cobb LLC.

  Promissory Note payable to Cobb Directional Drilling Company, Inc.--This note matures on March 23, 1998, bears interest at a rate of 7-1/2% per annum, calls for quarterly principal payments of $83,000 and is secured by a pledge of a one-third equity interest in Cobb LLC. A related promissory note for $1,154,000 was repaid on July 1, 1995.

  Promissory Notes payable to former stockholders of Sharewell--These unsecured notes mature on April 30, 2000 and bear interest at a rate of 8% per annum. Six of the notes call for quarterly principal payments aggregating $150,000. The remaining note calls for annual principal payments of $250,000 and a final payment of $913,000 at maturity, and requires that the Company maintain a minimum consolidated net worth.

  Promissory Note and Convertible Promissory Note payable to ENSCO Technology--These unsecured notes mature on September 30, 2000 and bear interest at the prime rate (8.5% at December 31, 1995). The Promissory Note calls for annual principal payments of $712,000, and the Convertible Promissory Note calls for annual principal payments of $500,000. The terms of the notes require the Company to maintain a minimum consolidated tangible net worth and place restrictions on the Company's ability to pay dividends. The notes also provide that the outstanding principal balances may be called for prepayment, at ENSCO Technology's option, in the event of a public offering of the Company's stock or a change in control of the Company (as defined).

  The Convertible Promissory Note provides that ENSCO Technology has the option, at any time, to convert such note, in whole or in part, into shares of the Company's common stock at a conversion price of $6.91 per share. The conversion price is subject to adjustment in the event of certain transactions involving the Company's common stock.

  Maturities--Scheduled maturities of long-term debt outstanding at December 31, 1995 are as follows: years ending December 31, 1996--$5,886,000; 1997--
$7,167,000; 1998--$14,784,000; 1999--$5,500,000; 2000--$5,016,000.

  Restricted Net Assets of Subsidiaries--Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. The restricted net assets of the Company's subsidiaries totaled approximately $40,000,000 at December 31, 1995.

  Interest Rate Swap Agreement--The interest rate swap agreement has an outstanding notional amount of $16,578,000 at December 31, 1995 and terminates on September 29, 2000. The Company pays a fixed rate of 6.22% on the notional amount and receives a floating rate based on LIBOR. This agreement effectively changes the interest rate on the Term Note from a floating rate to a fixed rate of 6.22% plus the applicable margin. The Company does not believe there is any significant exposure to credit risk due to the creditworthiness of the counterparty. In the event of nonperformance by the counterparty, the Company's loss would be limited to any unfavorable interest rate differential.

                      DRILEX CORPORATION AND SUBSIDIARIES

7. INCOME TAXES

  The domestic and foreign components of income before income taxes and minority interests are as follows:


                                                                   PERIOD FROM
                                                                  MARCH 30, 1994
                                                      YEAR ENDED  (INCEPTION) TO
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1995          1994
                                                     ------------ --------------
                                                      (IN THOUSANDS OF DOLLARS)
  Domestic..........................................    $  951        $2,217
  Foreign...........................................     2,094         1,024
                                                        ------        ------
                                                        $3,045        $3,241
                                                        ======        ======

  The provision for income taxes consists of the following:

                                                                   PERIOD FROM
                                                                  MARCH 30, 1994
                                                      YEAR ENDED  (INCEPTION) TO
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1995          1994
                                                     ------------ --------------
                                                      (IN THOUSANDS OF DOLLARS)
  Current:
    Federal.........................................    $  301        $  682
    State...........................................        41            23
    Foreign.........................................       670           170
                                                        ------        ------
                                                         1,012           875
                                                        ------        ------
  Deferred:
    Federal.........................................        85           291
                                                        ------        ------
                                                        $1,097        $1,166
                                                        ======        ======

  A reconciliation between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes and minority interests is as follows:

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
                                                     (IN THOUSANDS OF DOLLARS)
  Provision for income taxes at statutory rate.....    $1,035        $1,102
  Nondeductible goodwill amortization..............        24            --
  Expenses for which no federal tax benefit was
   recognized......................................        29            22
  Other............................................         9            42
                                                       ------        ------
                                                       $1,097        $1,166
                                                       ======        ======

                      DRILEX CORPORATION AND SUBSIDIARIES

  The components of the net deferred income tax assets and liabilities are as follows:

                                                                      DECEMBER
                                                                         31,
                                                                      ---------
                                                                      1995 1994
                                                                      ---- ----
                                                                         (IN
                                                                      THOUSANDS
                                                                         OF
                                                                      DOLLARS)
  Deferred income tax liabilities:
    Property and equipment........................................... $626 $194
    Basis difference in foreign subsidiaries, net of foreign tax
     credits.........................................................   72  151
    Other............................................................  236    3
                                                                      ---- ----
      Total deferred income tax liabilities..........................  934  348
                                                                      ---- ----
  Deferred income tax assets:
    Receivables allowance............................................   65   52
    Other............................................................   52    5
                                                                      ---- ----
      Total deferred income tax assets...............................  117   57
                                                                      ---- ----
  Net deferred income tax liabilities................................ $817 $291
                                                                      ==== ====

  No valuation allowances are required for the deferred income tax assets. The deferred income tax assets are included in prepaid expenses and other current assets, and the deferred income tax liabilities are included in other noncurrent liabilities, on the consolidated balance sheet.

8. MINORITY INTERESTS

  Minority interests at December 31, 1995 represent minority stockholders' interests in certain foreign subsidiaries of acquired companies. Minority interests at December 31, 1994 represent the interest in Cobb LLC held by Cobb's former stockholder.

9. STOCKHOLDERS' EQUITY

  Stock options--In 1994, the Company adopted the Drilex Holdings Corp. 1994 Stock Option Plan (the "1994 Stock Option Plan"). Up to 226,226 shares of the Company's common stock are reserved for awards or for payment of rights granted to certain employees and to non-employee directors of the Company and its subsidiaries. These options are exercisable ratably over periods of three to four years beginning one year from the date of grant. During 1994, options to purchase 62,911 shares of common stock were granted at an exercise price of $5.53 per share (the estimated fair value at the date of grant). None of these options were exercisable at December 31, 1994. During 1995, 2,420 options and 22,624 options were granted at exercise prices of $5.53 and $11.05 per share, respectively (which were equal to or in excess of the estimated fair value at the date of grant), no options were exercised, and options to purchase 12,099 shares were canceled. At December 31, 1995, options to purchase 75,856 shares of the Company's common stock were outstanding at exercise prices of $5.53 to $11.05 per share, and 12,905 of such options were exercisable.

  Warrants--On May 5, 1995, in connection with the Sharewell acquisition (see
Note 2), the Company issued warrants to purchase an aggregate 180,981 shares of its common stock at an exercise price of $5.53 per share. The warrants are exercisable, in whole or in part, at any time until May 5, 2000. None of the warrants were exercised during 1995.

                      DRILEX CORPORATION AND SUBSIDIARIES

  Shares reserved for issuance--At December 31, 1995, the Company had the following shares of common stock reserved for future issuance:

  Convertible Promissory Note payable to ENSCO Technology............... 361,962
  1994 Stock Option Plan................................................ 226,226
  Warrants.............................................................. 180,981
                                                                         -------
                                                                         769,169
                                                                         =======

  Restrictions on payment of dividends--As of December 31, 1995, the Company is precluded from paying dividends on its common stock by the provisions of various debt agreements (see Note 6).

10. RELATED PARTY TRANSACTIONS

  The Company purchases equipment and services from parties related to Cobb's former stockholder. Charges for such purchases amounted to $629,000 and $178,000 for the periods ended December 31, 1995 and 1994, respectively.

  In connection with the ENSCO Technology acquisition (see Note 2), the Company was charged a $150,000 fee for investment banking and consulting services by an affiliate of DRLX Partners. This fee is included in other accrued liabilities on the Company's consolidated balance sheet as of December 31, 1995.

  Included in other receivables at December 31, 1995 are advances to employees of the Company amounting to $334,000.

11. EMPLOYEE BENEFIT PLAN

  On April 1, 1994, the Company adopted a defined contribution savings plan covering substantially all of its employees. Employees may elect to contribute up to 15% of their eligible compensation to the plan. For those participants who have elected to make voluntary contributions to the plan, the Company's contributions consist of a matching amount of up to 2% of the eligible compensation of participants. The cost to the Company of this plan amounted to $207,000 and $87,000 for the periods ended December 31, 1995 and 1994, respectively.

12. COMMITMENTS AND CONTINGENCIES

  Commitments--Minimum rental commitments under operating leases at December 31, 1995 are as follows: years ending December 31, 1996--$1,123,000; 1997--
$776,000; 1998--$559,000; 1999--$504,000; 2000--$326,000; thereafter--
$1,311,000. Rental expense for operating leases was $993,000 and $565,000 for the periods ended December 31, 1995 and 1994, respectively.

  The Company has a licensing agreement that provides it with a non-exclusive right to purchase and use certain measurement-while-drilling systems equipment. Most of this equipment was obtained in connection with the ENSCO Technology acquisition (see Note 2). As consideration for this license, the Company is obligated to make annual royalty payments of $360,000 to the supplier of the equipment. The Company is entitled to receive discounts on the royalty payments for the ENSCO Technology equipment amounting to $46,000 per year for the first three years of the agreement and $260,000 per year for the fourth and fifth years of the agreement. The terms of this licensing agreement are to be reviewed and renegotiated in September 2000.

  Contingencies--The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position or results of operations.

                      DRILEX CORPORATION AND SUBSIDIARIES

13. CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company mitigates its risk with respect to cash and cash equivalents by maintaining such deposits at high credit quality financial institutions and monitoring the credit ratings of those institutions.

  The Company derives a significant portion of its revenues from sales and services to customers in the energy industry. In addition, the Company has concentrations of operations in certain geographic areas (primarily Texas, the Louisiana Gulf Coast, Venezuela and the United Kingdom). At December 31, 1995, outstanding receivables from two significant customers accounted for approximately 13% and 11% of total trade receivables, respectively. The Company mitigates its concentrations of credit risk with respect to trade receivables by actively monitoring the creditworthiness of its customers. Historically, the Company has not incurred any significant credit related losses.


14. GEOGRAPHIC INFORMATION

  Summarized information by geographic area is as follows:

                                                                   PERIOD FROM
                                                                  MARCH 30, 1994
                                                      YEAR ENDED  (INCEPTION) TO
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1995          1994
                                                     ------------ --------------
                                                      (IN THOUSANDS OF DOLLARS)
  Net revenues from unaffiliated customers:
    Domestic........................................   $42,557       $18,460
    Latin America...................................     6,635         2,544
    Europe..........................................     5,378         2,023
    Other foreign...................................     2,956         2,182
                                                       -------       -------
      Total.........................................   $57,526       $25,209
                                                       =======       =======
  Operating income (loss):
    Domestic........................................   $ 3,180       $ 3,287
    Latin America...................................       355           522
    Europe..........................................     1,292            42
    Other foreign...................................       153          (132)
                                                       -------       -------
      Total.........................................   $ 4,980       $ 3,719
                                                       =======       =======
  Identifiable assets:
    Domestic........................................   $59,492       $28,836
    Latin America...................................     7,170         2,560
    Europe..........................................     4,633         2,518
    Other foreign...................................     6,459         2,378
                                                       -------       -------
      Total.........................................   $77,754       $36,292
                                                       =======       =======

  Sales and transfers among geographic areas are not significant. Included in results of operations are aggregate foreign currency translation and transaction gains (losses) of $(43,000) and $30,000 for the periods ended December 31, 1995 and 1994, respectively. Export sales were less than 10% of total net sales for the periods ended December 31, 1995 and 1994.

                      DRILEX CORPORATION AND SUBSIDIARIES

  For the periods ended December 31, 1995 and 1994, the Company had revenues from one customer of $5,844,000 and $2,604,000, respectively.

15. SUBSEQUENT EVENTS

  On May 7, 1996, in anticipation of a proposed initial public offering of the Company's common stock (the "Proposed Offering"), the Company's Board of Directors approved resolutions to authorize the filing of a Registration Statement on Form S-1 with the United States Securities and Exchange Commission. In connection with the Proposed Offering, the Board also approved the following resolutions: (i) an increase in the number of authorized common shares to 25,000,000 and a stock split to effect the issuance of approximately
1.81 shares of common stock in exchange for each share of common stock then outstanding; (ii) the retirement of all treasury shares of common stock purchased since the Company's inception; (iii) the authorization of 10,000,000 shares of $.01 par value preferred stock; and (iv) the amendment and restatement of the 1994 Stock Option Plan to, among other things, authorize the issuance of up to 420,000 shares of common stock pursuant to awards made thereunder. The effect of the stock split and the retirement of treasury shares has been presented retroactively to the date of inception in the Company's consolidated financial statements.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Summary quarterly financial information for the year ended December 31, 1995 and the period from March 30, 1994 (inception) to December 31, 1994 is as follows:

                                                 THREE MONTHS ENDED
                                      -----------------------------------------
                                      MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                      -------- ------- ------------ -----------
                                        (IN THOUSANDS OF DOLLARS, EXCEPT PER
                                                   SHARE AMOUNTS)
  1995:
    Net revenues..................... $10,527  $12,343   $14,493      $20,163
    Operating income.................     660    1,023     1,411        1,886
    Net income.......................     205      361       574          644
    Net income per common and common
     equivalent share................     .05      .08       .13          .14
  1994:
    Net revenues.....................          $ 6,689   $ 7,770      $10,750
    Operating income.................              846     1,101        1,772
    Net income.......................              426       631          952
    Net income per common and common
     equivalent share................              .18       .17          .22

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Drilex Corporation:

  We have audited the accompanying consolidated statements of operations and cash flows of Drilex Systems, Inc. and subsidiaries (the "Company") for the period from January 1, 1994 to March 30, 1994 and the year ended December 31, 1993. These statements of operations and cash flows are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations and cash flows. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated statements of operations and cash flows of the Company and its subsidiaries present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 1994 to March 30, 1994 and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Houston, Texas
April 26, 1996

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                           (IN THOUSANDS OF DOLLARS)

                                                     PERIOD FROM
                                                   JANUARY 1, 1994  YEAR ENDED
                                                    TO MARCH 30,   DECEMBER 31,
                                                        1994           1993
                                                   --------------- ------------
Net revenues:
  Rental and service..............................     $5,479        $23,371
  Equipment sales.................................        878          2,500
                                                       ------        -------
                                                        6,357         25,871
                                                       ------        -------
Operating expenses:
  Costs of sales and operations (exclusive of
   depreciation and amortization):
    Rental and service............................      3,042         13,094
    Equipment sales...............................        322            999
  Selling, general and administrative expenses....      2,029          8,286
  Depreciation and amortization...................        775          3,107
                                                       ------        -------
                                                        6,168         25,486
                                                       ------        -------
Operating income..................................        189            385
Interest and other expense, net...................       (481)        (1,893)
                                                       ------        -------
Loss before income taxes..........................       (292)        (1,508)
Income tax provision..............................         (3)          (152)
                                                       ------        -------
Net loss..........................................     $ (295)       $(1,660)
                                                       ======        =======


                See notes to consolidated financial statements.

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                     PERIOD FROM
                                                   JANUARY 1, 1994  YEAR ENDED
                                                    TO MARCH 30,   DECEMBER 31,
                                                        1994           1993
                                                   --------------- ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................     $ (295)       $(1,660)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Depreciation and amortization.................        775          3,107
    Deferred income tax provision (benefit).......        131           (252)
    (Increase) decrease in:
      Accounts receivable.........................      1,386         (2,180)
      Inventory...................................       (249)           328
      Prepaids and other assets...................        (50)            62
    Increase (decrease) in:
      Accounts payable............................       (490)           344
      Accrued liabilities.........................       (545)           528
                                                       ------        -------
        Net cash provided by operating activities.        663            277
                                                       ------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures............................       (195)          (252)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings from parent......................         28            503
                                                       ------        -------
NET INCREASE IN CASH AND CASH EQUIVALENTS.........        496            528
                                                       ------        -------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..        879            351
                                                       ------        -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........     $1,375        $   879
                                                       ======        =======
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
  Transfer of drilling equipment inventory to
   property and equipment.........................     $  804        $ 2,119


                See notes to consolidated financial statements.

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  Drilex Systems, Inc. (the "Company") was a wholly owned subsidiary of MascoTech, Inc. ("MascoTech") during the period from January 1, 1994 to March 30, 1994 and the year ended December 31, 1993. Effective March 30, 1994, Drilex Corporation ("Drilex," formerly Drilex Holdings Corp.), an unrelated third party, entered into an Asset Purchase Agreement with MascoTech, under which Drilex purchased all of the Company's common stock and assets and assumed all of the Company's liabilities. The Company manufactures, sells, leases, and services directional drilling equipment, primarily for the oil field services industry. As used herein, the term "Company" refers to Drilex Systems, Inc. and its subsidiary companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The accompanying consolidated statements of operations and cash flows include the accounts of the Company and its subsidiaries for the period from January 1, 1994 to March 30, 1994 ("three-month period") and for the year ended December 31, 1993. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents--Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturities at purchase of three months or less.

  Inventories--Inventories consist of parts to support directional drilling equipment and work-in-process which are stated at the lower of cost, based on a first-in first-out ("FIFO") basis, or market. Inventory costs represent invoice or production cost. Production costs include materials, labor and manufacturing overhead.

  Revenue Recognition--The Company generally recognizes revenue when services are rendered or products are shipped.

  Property and Equipment--Property and equipment is stated at cost, net of accumulated depreciation. Additions, renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

  Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of assets as follows:

      ASSET                                                                YEARS
      -----                                                                -----
      Buildings...........................................................   40
      Rental tools........................................................  5-7
      Machinery and equipment............................................. 3-10
      Furniture and fixtures..............................................  5-7

  The Company recorded depreciation expense of approximately $624,000 and $2,511,000 for the three-month period ended March 30, 1994 and the year ended December 31, 1993, respectively.

  Intangible Assets--The Company has certain intangible assets, including patents and goodwill. Amortization of these assets is provided on a straight-line basis over their estimated useful lives, which range from five to fifteen years.

  Income Taxes--The Company was included in the consolidated U.S. federal income tax returns of MascoTech for the periods presented in these financial statements. Through March 30, 1994, current federal income taxes (benefits) were recognized based on the income or losses utilized in MascoTech's consolidated

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES
income tax return. The Company's federal, state, and foreign taxes are presented on a stand-alone basis in the consolidated financial statements in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for recording deferred taxes. The asset and liability approach accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the temporary differences between the financial statement basis and tax basis of such assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates.

  Foreign Currency Translation--The Company uses the United States dollar as the functional currency for its foreign operations. Foreign currency translation and transaction gains and losses are recognized in consolidated income as incurred.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

  The provision (benefit) for income taxes consisted of the following (in thousands):

                                                       THREE-MONTH
                                                       PERIOD ENDED  YEAR ENDED
                                                        MARCH 30,   DECEMBER 31,
                                                           1994         1993
                                                       ------------ ------------
      Current:
        U.S. Federal..................................    $(137)        $379
        Foreign.......................................        9           25
      Deferred--U.S. Federal..........................      131         (252)
                                                          -----         ----
          Total provision for income taxes............    $   3         $152
                                                          =====         ====

  Temporary differences giving rise to the deferred tax provision related primarily to property and equipment.

  The differences between the income tax expense (benefit) recorded for the three-month period ended March 30, 1994 and the year ended December 31, 1993, and the income tax computed using the U.S. federal statutory rate of 34% were as follows (in thousands):

                                                      THREE-MONTH
                                                      PERIOD ENDED  YEAR ENDED
                                                       MARCH 30,   DECEMBER 31,
                                                          1994         1993
                                                      ------------ ------------
      At statutory income tax rate...................     $(99)       $(513)
      Foreign losses for which no benefit was
       recognized....................................       92          634
      Meals and entertaiment.........................        1            6
      Foreign taxes..................................        9           25
                                                          ----        -----
          Total......................................     $  3        $ 152
                                                          ====        =====

  As discussed in Note 2, the Company was included in the consolidated U.S. federal tax returns of MascoTech for the periods presented in these financial statements. Accordingly, payments or benefits related to

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES
the U.S. federal current tax provision (benefit) were recorded as an increase/decrease to the payable to MascoTech. Foreign income tax payments of $9,000 and $18,000 were made during the three-month period ended March 30, 1994 and year ended December 31, 1993, respectively.

4. RELATED PARTY

  The Company conducted numerous transactions with MascoTech, the net effect of which resulted in either increases or decreases in its noncurrent payable to MascoTech which was subject to interest charges at a rate determined by MascoTech. In addition, MascoTech provided the Company with certain general and administrative services which were allocated by MascoTech based on a predetermined formula. The Company recorded interest expense and general and administrative expenses allocated from MascoTech as follows (in thousands):

                                                       THREE-MONTH
                                                       PERIOD ENDED  YEAR ENDED
                                                        MARCH 30,   DECEMBER 31,
                                                           1994         1993
                                                       ------------ ------------
      Interest........................................     $482        $1,892
      General and administrative......................      135           492

5. EMPLOYEE BENEFITS

  During the periods presented, certain of the Company's employees were eligible to participate in a profit sharing plan sponsored by MascoTech (the Masco Industries, Inc. Master Defined Contribution Plan). Profit sharing contributions required approval by MascoTech's Board of Directors and could range from 0% to 15% of all eligible employees' compensation for the plan year. The Company recorded profit sharing contribution expense for the three-month period ended March 30, 1994 of approximately $32,000. No contributions were recorded for the year ended December 31, 1993.

6. CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company mitigates its risk with respect to cash and cash equivalents by maintaining such deposits at high credit quality financial institutions and monitoring the credit ratings of those institutions.

  The Company derives a significant portion of its revenues from sales and services to customers in the energy industry. In addition, the Company has concentrations of operations in certain geographic areas (primarily Texas, the Louisiana Gulf Coast, Venezuela and the United Kingdom). During the three-month period ended March 30, 1994 and the year ended December 31, 1993, the Company derived approximately 16% and 17% of its revenues, respectively, from a single customer. The Company mitigates its concentrations of credit risk with respect to trade receivables by actively monitoring the creditworthiness of its customers.

                     DRILEX SYSTEMS, INC. AND SUBSIDIARIES

7. COMMITMENTS AND CONTINGENCIES

  Lease Commitments--The Company leases office and warehouse space under noncancellable operating leases. The annual future minimum lease payments under these leases are as follows (in thousands):

        1995............................................................. $  702
        1996.............................................................    677
        1997.............................................................    643
        1998.............................................................    549
        1999.............................................................    504
       Thereafter........................................................  2,375
                                                                          ------
           Total......................................................... $5,450
                                                                          ======

  Rental expense incurred for all operating leases during the three-month period ended March 30, 1994 and the year ended December 31, 1993 totaled $167,000 and $679,000, respectively.

  Contingencies--The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position or results of operations.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Drilex Corporation:

  We have audited the accompanying consolidated statements of income and cash flows of ENSCO Technology Company and subsidiary (the "Company") for the nine-month period ended September 30, 1995 and the year ended December 31, 1994. These statements of income and cash flows are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income and cash flows. We believe that our audits of the statements of income and cash flows provide a reasonable basis for our opinion.

  In our opinion, such consolidated statements of income and cash flows of the Company and its subsidiary present fairly, in all material respects, the results of their operations and their cash flows for the nine-month period ended September 30, 1995 and the year ended December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Houston, Texas
April 26, 1996

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME

                           (IN THOUSANDS OF DOLLARS)

                                                       NINE MONTHS
                                                          ENDED      YEAR ENDED
                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1995          1994
                                                      ------------- ------------
Revenue..............................................    $13,367      $16,522
Costs and expenses:
  Operating expenses.................................     11,012       13,060
  Depreciation and amortization......................      1,797        2,403
                                                         -------      -------
                                                          12,809       15,463
                                                         -------      -------
Income from operations...............................        558        1,059
Other income (expenses):
  Gain on disposal of assets.........................        608          474
  Gain on sale of stock of subsidiary................         --          670
  Currency transaction losses........................         (2)        (237)
  Minority interest in loss of subsidiary............         62           22
  Other income.......................................         50           30
                                                         -------      -------
                                                             718          959
                                                         -------      -------
Income before income taxes...........................      1,276        2,018
Provision for income taxes...........................        (52)        (105)
                                                         -------      -------
Net income...........................................    $ 1,224      $ 1,913
                                                         =======      =======


                See notes to consolidated financial statements.

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                      NINE MONTHS
                                                         ENDED      YEAR ENDED
                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1995          1994
                                                     ------------- ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................    $1,224        $1,913
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization...................     1,797         2,403
    Minority interest in loss of subsidiary.........       (62)          (22)
    Other...........................................        --           150
    Gain on disposal of assets......................      (608)         (474)
    Gain on sale of stock of subsidiary.............        --          (670)
    (Increase) decrease in:
      Accounts receivable--trade....................    (1,453)        1,176
      Inventory.....................................        (3)         (112)
      Prepaid and other current assets..............        92          (105)
    Increase (decrease) in:
      Accounts payable..............................       449           138
      Accrued expenses..............................      (195)         (196)
      Income tax payable............................       (53)          105
                                                        ------        ------
        Net cash provided by operating activities...     1,188         4,306
                                                        ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..............................    (3,943)       (2,788)
  Proceeds from the sale of assets..................     1,254         1,068
                                                        ------        ------
        Net cash used in investing activities.......    (2,689)       (1,720)
                                                        ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of stock by a subsidiary.......        --         1,200
  Net borrowings from (repayments to) related party.     1,522        (3,574)
                                                        ------        ------
        Net cash provided by (used in) financing
         activities.................................     1,522        (2,374)
                                                        ------        ------
NET INCREASE IN CASH AND CASH EQUIVALENTS...........        21           212
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....       358           146
                                                        ------        ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........    $  379        $  358
                                                        ======        ======
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES--Reduction of payable to
 related party due to capital contribution from
 related  party.....................................    $9,095        $   --

                See notes to consolidated financial statements.

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  ENSCO Technology Company (the "Company") was a subsidiary of ENSCO International Incorporated ("ENSCO") during the nine months ended September 30, 1995 and the year ended December 31, 1994. Effective September 30, 1995, ENSCO entered into an Asset Purchase Agreement with Drilex Corporation ("Drilex") under which substantially all of the assets of the Company were sold to Drilex. The Company provides horizontal drilling and measurement while drilling ("MWD") services to the petroleum industry. MWD tools provide directional and locational readings to drillers. The Company's operations are presently conducted in the United States, Canada, and the United Kingdom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents--Cash and cash equivalents consist of all cash balances and highly liquid investments which have an original maturity at purchase of three months or less.

  Revenue Recognition--The Company generally recognizes revenue when services are rendered.

  Inventory--Inventory consists primarily of replacement parts and supplies held for use in the operations of the Company. Inventory is stated at the lower of cost or estimated market value.

  Property and Equipment--Property and equipment are recorded at cost. Additions, improvements, and renewals that significantly add to production capacity or extend the life of an asset are capitalized. Maintenance, repairs, and minor renewals are charged to expense as incurred.

  The cost of property sold or retired is credited to the asset account, and the related depreciation is charged to the accumulated depreciation account. Gain or loss resulting from the sale or retirement is included in income. For the nine months ended September 30, 1995 and the year ended December 31, 1994, the Company recorded gains of $608,000 and $474,000, respectively, on asset retirements. These gains relate primarily to "lost-in-hole" equipment reimbursements whereby a customer reimburses the Company for the replacement cost of MWD tools that become irretrievable during the drilling operations.

  Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the various classes of assets as follows:

      ASSETS                                                               YEARS
      ------                                                               -----
      Technology equipment................................................  3-5
      Furniture and fixtures and other equipment..........................  5-7

  Income Taxes--The Company was included in the consolidated U.S. federal income tax return of ENSCO for the periods presented in these financial statements. The Company received no benefit for losses incurred. The Company's federal, state, and foreign taxes are presented on a stand-alone basis in the consolidated financial statements in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for recording deferred taxes. The asset and liability approach accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the differences between the financial statement basis and tax basis of such assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates.

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

  Minority Interest--The Company's consolidated financial statements include ENSCO Technology Canada, Inc. ("ETC") for all periods presented. In October 1994, the Company sold a 30% interest in ETC to an unrelated third party. (See
Note 5.)

  Currency Translation--The Company's primary functional currency is the U.S. dollar. ETC uses the Canadian dollar as its functional currency. ETC translates its assets and liabilities at year end exchange rates while income and expense accounts are translated at average exchange rates. Translation adjustments are reflected in the Company's stockholders' equity section as "cumulative translation adjustment." Currency transaction gains and losses are included in current operating results.

  Sale of Subsidiary Stock--The Company has adopted the income statement recognition method as its accounting policy with respect to gains and losses associated with the sale of subsidiary stock. A gain of $670,000 is included in the Company's consolidated statement of operations for the year ended December 31, 1994 related to the sale of stock of ETC. (See Note 5.)

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

  There was no provision for U.S. federal income taxes for the nine-month period ended September 30, 1995 and the year ending December 31, 1994 due to the utilization of net operating loss carryforwards that had previously been fully reserved for through a valuation allowance. The Company had established a 100% valuation allowance against net operating loss carryforwards available at December 31, 1993, as there was not sufficient evidence to support future utilization of such deferred tax assets at that time. Since the September 30, 1995 sale of the Company's assets (see Note 1) was not a stock sale, the Company's unutilized net operating loss carryforwards of $700,000 at September 30, 1995 will have no future benefit to Drilex, the Company's new owner. Foreign tax expense of $52,000 and $105,000 was recognized for income earned on jobs performed in the United Kingdom during the nine-month period ending September 30, 1995 and the year ended December 31, 1994, respectively.

  The differences between the income tax expense recorded for the periods ended September 30, 1995 and December 31, 1994, and the income tax computed using the U.S. federal statutory rate of 34% were as follows (in thousands):

                                                      NINE MONTHS
                                                         ENDED      YEAR ENDED
                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1995          1994
                                                     ------------- ------------
      At statutory income tax rate..................     $434         $  686
      Foreign losses for which no benefit was
       recognized...................................       53            345
      Change in valuation allowance.................     (487)        (1,031)
      Foreign taxes.................................       52            105
                                                         ----         ------
          Total.....................................     $ 52         $  105
                                                         ====         ======

  Deferred income taxes reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences resulted primarily from the use of accelerated depreciation methods for federal income tax purposes, which gave rise to a book basis in fixed assets greater than the tax basis.

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

  During the nine-month period ending September 30, 1995 and the year ending December 31, 1994, the Company made no income tax payments to the U.S. government and payments of $105,000 and $0, respectively, to foreign governments.

4. RELATED PARTIES

  During the nine-month period ending September 30, 1995 and the year ending December 31, 1994, substantially all of the Company's payables were paid by ENSCO and substantially all of the Company's cash receipts were received into ENSCO's corporate bank account. Such amounts were recorded as increases and decreases, respectively, in the Company's payable to ENSCO. As of September 30, 1995 and December 31, 1994, the Company had payables to ENSCO of $5,422,000 and $12,995,000, respectively. During the nine-month period ending September 30, 1995, ENSCO made a capital contribution to the Company of $9,095,000 by reducing the Company's payable to ENSCO.

  ENSCO also provided certain general and administrative services for the Company including accounting, data processing, legal, and other administrative and managerial functions. The accompanying consolidated statements of income do not include any allocations from ENSCO for such services or for the cost of capital related to the Company's payable to ENSCO.

5. GAIN ON SALE OF SUBSIDIARY STOCK

  In October 1994, the Company sold 30% of the common stock of ETC to Lateral Vector Resources, Inc. ("LVR"), a Canadian company, for $1.2 million in cash. A gain of $670,000 was recognized on the sale. The purpose of the sale was to combine forces with LVR to conduct horizontal/directional drilling services in Canada and certain areas of the United States.

6. BENEFIT PLANS

  During the periods presented, certain of the Company's employees were eligible to participate in a profit sharing plan sponsored by ENSCO (the "ENSCO Savings Plan"). Profit sharing contributions require approval by ENSCO's Board of Directors and may be in cash or grants of ENSCO's common stock. The Company recorded profit sharing contribution provisions for the nine-month period ended September 30, 1995 and the year ended December 31, 1994 of $81,000 and $75,000, respectively.

  The ENSCO Savings Plan included a 401(k) savings plan feature, which allowed eligible employees with more than three months of service to make tax deferred contributions to the plan. ENSCO made matching contributions equivalent to 25% of all employee contributions, subject to a maximum employee contribution of 6% of their compensation, which amounted to $57,000 and $32,000 for the nine-month period ended September 30, 1995 and the year ended December 31, 1994, respectively.

7. COMMITMENTS AND CONTINGENCIES

  License and Lease Commitments--The Company was a party to license agreements with certain entities from which the Company purchased its MWD equipment. These license agreements gave the Company a non-exclusive right to use the MWD systems. Under these agreements, the Company was required to make 20 quarterly license fee payments on each of its 17 MWD systems, for a total payment of $76,500 per system. Total license fee commitments remaining under these arrangements prior to the sale of the Company's assets (see Note

                    ENSCO TECHNOLOGY COMPANY AND SUBSIDIARY

1) were $1,071,000. The license agreements were changed after the asset sale to reflect an annual fee of $18,000 per MWD system (or $306,000 annually for the MWD systems covered by the agreements). Expense amounts recorded related to the license fees totaled $92,000 and $197,000 for the nine-month period ended September 30, 1995 and the year ended December 31, 1994, respectively.

  The Company has a drilling motor rental and license agreement with the Company's supplier of drilling motors. The agreement, which expires December 31, 1996, grants to the Company the right and license to use and rent to customers certain drilling motors manufactured by this supplier. The Company is required to pay for each calendar quarter, as a minimum, a motor rental and license fee that considers the number of motors available, a defined revenue rate per hour and defined utilization percentage of motors available and number of hours of use per motor. During the nine-month period ended September 30, 1995 and the year ended December 31, 1994, the Company recorded motor rental expense of $3,007,000 and $3,764,910, respectively, and exceeded the minimum utilization rate in each quarter.

  The Company leases a facility under an operating lease agreement expiring September 30, 1998, which requires annual rent of $60,000.

  Contingencies--The Company is involved in various lawsuits and subject to various claims and proceedings encountered in the normal conduct of business. In the opinion of management, any uninsured losses that might arise from those lawsuits and proceedings would not have a material adverse effect on the business or consolidated financial position of the Company.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Drilex Corporation:

  We have audited the accompanying consolidated statements of operations and cash flows of Sharewell, Inc. and subsidiaries (the "Company") for the years ended March 31, 1995 and 1994. These statements of operations and cash flows are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of operations and cash flows based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations and cash flows. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated statements of operations and cash flows present fairly, in all material respects, the results of the Company's operations and its cash flows for the years ended March 31, 1995 and 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated statements of operations and cash flows, the Company changed its method of accounting for income taxes, effective April 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP
Houston, Texas
June 23, 1995

                        SHAREWELL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                           (IN THOUSANDS OF DOLLARS)

                                                                  YEARS ENDED
                                                                   MARCH 31,
                                                                 --------------
                                                                  1995    1994
                                                                 ------  ------
Revenue:
  Sales and service............................................  $7,021  $6,137
  Rental.......................................................   2,729   3,210
                                                                 ------  ------
                                                                  9,750   9,347
Cost of revenue................................................   5,951   5,491
                                                                 ------  ------
Gross profit...................................................   3,799   3,856
Depreciation and amortization..................................     985     831
Selling, general and administrative expenses...................   2,063   2,594
                                                                 ------  ------
Income from operations.........................................     751     431
Interest and other expense, net................................    (431)   (338)
Minority interest..............................................     (66)    (64)
                                                                 ------  ------
Income before income taxes and cumulative effect of a change in
 accounting principle..........................................     254      29
Income tax provision...........................................    (129)    (49)
                                                                 ------  ------
Income (loss) before cumulative effect of a change in
 accounting principle..........................................     125     (20)
Cumulative effect of a change in accounting principle..........      --     (43)
                                                                 ------  ------
Net income (loss)..............................................  $  125  $  (63)
                                                                 ======  ======


                See notes to consolidated financial statements.

                        SHAREWELL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                                YEARS ENDED
                                                                 MARCH 31,
                                                              ----------------
                                                               1995     1994
                                                              -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................... $   125  $   (63)
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Depreciation and amortization............................     985      831
    Deferred income tax provision (benefit)..................      57      (94)
    Minority interest........................................      66       64
    Loss on sale of assets...................................      61       --
    Cumulative effect of a change in accounting principles...      --       43
    Other....................................................      --       (1)
    Changes in the following operating assets and
     liabilities:
      Decrease (increase) in:
        Accounts and notes receivable--trade.................    (251)     264
        Inventory............................................    (277)     (47)
        Other current assets.................................     291       --
        Income taxes receivable..............................    (128)     (74)
      Increase (decrease) in:
        Accounts payable--trade and accrued expenses.........    (432)      (3)
        Other long-term liabilities..........................     127      341
                                                              -------  -------
         Net cash provided by operating activities...........     624    1,261
                                                              -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................................    (664)  (1,039)
  Proceeds from sale of assets...............................     385       --
                                                              -------  -------
         Net cash used in investing activities...............    (279)  (1,039)
                                                              -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on notes payable and long-term debt................  (1,170)  (1,563)
  Proceeds from long-term debt...............................     849    1,170
                                                              -------  -------
         Net cash used in financing activities...............    (321)    (393)
                                                              -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........      24     (171)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...............     506      677
                                                              -------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................... $   530  $   506
                                                              =======  =======

                See notes to consolidated financial statements.

                       SHAREWELL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  Sharewell, Inc. (the "Company," formerly Shareco, Inc.) was a holding company formed on January 19, 1993 by the management of Sharewell Horizontal Systems Limited ("SHSL") and Sharewell, Inc. (collectively, the
"Subsidiaries") to facilitate the buyout (the "Buyout") of the former stockholders of the Subsidiaries. During May 1995, Drilex Corporation (formerly Drilex Holdings Corp.), an unrelated third party, purchased all the Company's outstanding common stock.

  The Company engages in domestic and international sales, rental, and operation of directional drilling guidance tools. The tools are used primarily in oil and gas exploration and pipeline river crossings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The accompanying consolidated statements of operations and cash flows include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents--Cash and cash equivalents consist of all cash balances and highly liquid investments that have a maturity at purchase of three months or less.

  Inventory--Inventory consists of directional drilling guidance tools stated at the lower of cost, based on the specific identification method, or market. Market is defined as the current replacement cost, except that market does not exceed the net realizable value and is not less than the net realizable value reduced by an allowance for an approximate normal profit margin.

  Property and Equipment--Property and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. The cost of property sold or retired is credited to the asset account, and the related depreciation is charged to the accumulated depreciation account. Gain or loss resulting from either the sale or retirement is included in earnings.

  Depreciation of property and equipment is provided on a straight-line basis over their estimated useful lives that range from 3 to 10 years. Depreciation expense for the years ended March 31, 1995 and 1994 were approximately $475,000 and $398,000, respectively.

  Income Taxes--The deferred U.S. federal income taxes are calculated based on the differences between the financial statements basis and the tax basis of the Company's assets and liabilities. The Company is also taxed by the U.K. on its income from sources in the U.K.

  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires a balance sheet approach (the "asset and liability approach") for recording deferred taxes instead of the income statement approach previously required by Accounting Principles Board Opinion No. 11. The asset and liability approach accounts for deferred income taxes by applying statutory tax rates in effect at the balance sheet date to the difference between the financial statement basis and the tax basis of assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates. The Company adopted SFAS No. 109 effective April 1, 1993, the cumulative effect of which was charged against income during the year ended March 31, 1994.

                       SHAREWELL, INC. AND SUBSIDIARIES

  Foreign Currency Translation--The Company translates assets and liabilities of SHSL, whose local currency is considered the functional currency, into U.S. dollars at exchange rates in effect at the balance sheet date; revenues and expenses are translated at the average exchange rate for the year. Gains and losses resulting from the foreign currency translation are included as an adjustment to stockholders' equity.

  Research and Development Costs--Research and development costs were expensed as incurred. The total research and development costs incurred by the Company during 1994 totaled approximately $181,000. There were no research and development costs incurred during 1995.

  Statement of Cash Flows--The consolidated statements of cash flows are prepared using the indirect method. Interest payments of approximately $380,000 and $373,000 were made during the years ended March 31, 1995 and 1994, respectively.

3. INCOME TAXES

  The provision (benefit) for income taxes consisted of the following (in thousands of dollars):

                                                                       YEARS
                                                                       ENDED
                                                                     MARCH 31,
                                                                     ----------
                                                                     1995  1994
                                                                     ----  ----
      Current:
        U.S. federal................................................ $(56) $ 80
        Foreign.....................................................  128    63
      Deferred:
        U.S. federal................................................   57   (89)
        Foreign.....................................................   --    (5)
                                                                     ----  ----
                                                                     $129  $ 49
                                                                     ====  ====

  The difference between the income tax expense recorded for 1995 and 1994 and the income tax computed using the U.S. federal statutory rate of 34% resulted from permanent differences in deductibility of meals and entertainment expenses, the amortization of goodwill for financial and tax reporting purposes and the difference between U.S. federal and foreign statutory tax rates.

  The Company made income tax payments of approximately $108,000 and $143,000 during the years ended March 31, 1995 and 1994, respectively.

4. MAJOR SUPPLIER

  During the periods presented, the Company purchased a substantial amount of the equipment used in its rental business, as well as equipment held for resale from one supplier under an exclusive marketing agreement for certain tools. During the years ended March 31, 1995 and 1994, purchases from this supplier totaled approximately $891,000 and $921,000, respectively. In addition, during such periods the Company paid a royalty based on revenue generated from the use of a product licensed from this supplier. Royalty expense, included in cost of revenue, was approximately $184,000 and $83,000 during the years ended March 31, 1995 and 1994, respectively.

                       SHAREWELL, INC. AND SUBSIDIARIES

5. COMMITMENTS

  The Company leases office space under a noncancellable long-term operating lease which expires June 30, 1996. The Company incurred rent expense of approximately $39,000 and $54,000 during the years ended March 31, 1995 and 1994, respectively.

  Future minimum rental payments are as follows (in thousands of dollars):

      YEARS ENDING MARCH 31,
      ----------------------
        1996................................................................ $41
        1997................................................................  10
                                                                             ---
                                                                             $51
                                                                             ===

  At March 31, 1995, the Company had a compensation commitment of approximately $88,000 to one employee to be paid in quarterly installments of approximately $13,000 through March 31, 1997.

6. RELATED PARTIES

  The Company conducted transactions with the former stockholder of the Subsidiaries (the "Former Stockholders"). The following table reflected the approximate amounts of such transactions as of and for the years ended March 31, 1995 and 1994, respectively (in thousands of dollars):

                                                                    1995   1994
                                                                   ------ ------
   Notes payable to Former Stockholder............................ $3,902 $4,417
   Accounts receivable from Former Stockholder....................    177    354
   Compensation expense paid to Former Stockholder................    237    237
   Interest expense paid to Former Stockholder....................    255    286
   Compensation expense paid to Former Stockholder................    238     69

7. STOCK OPTION AGREEMENTS

  During February 1993, the Company entered into stock option agreements with two employees of Sharewell, which granted the employees options to purchase 5,000 shares of the Company's common stock at an option price of $.01 per share, which was the estimated fair market value at the date of grant. Such options were exercised concurrently with the May 1995 acquisition by Drilex Corporation (see Note 1).

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
The Company...............................................................   14
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   17
Dilution..................................................................   17
Capitalization............................................................   18
Selected Historical Financial and Other Data..............................   19
Unaudited Pro Forma Condensed Consolidated Statement of Income............   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   28
Management................................................................   41
Certain Transactions and Relationships....................................   46
Security Ownership of Certain Beneficial Owners and Management............   48
Shares Eligible for Future Sale...........................................   49
Description of Capital Stock..............................................   50
Underwriting..............................................................   53
Legal Matters.............................................................   54
Experts...................................................................   54
Additional Information....................................................   54
Index to Financial Statements.............................................  F-1

  UNTIL   , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,000,000 SHARES

                    [DRILEX CORPORATION LOGO APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.

                                CS FIRST BOSTON

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                         , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses (other than underwriting discounts and commissions) of the issuance and distribution of the securities being registered, all of which shall be paid by the Company:

   Securities and Exchange Commission Registration Fee................. $15,069
   NASD Filing Fee.....................................................   4,870
   NASDAQ National Market Fees.........................................       *
   Printing Expenses...................................................       *
   Legal Fees and Expenses.............................................       *
   Accountants' Fees and Expenses......................................       *
   Blue Sky Fees and Expenses..........................................       *
   Transfer Agent and Registrar Fees...................................       *
   Miscellaneous Expenses..............................................       *
                                                                        -------
     Total............................................................. $     *
                                                                        =======

- --------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 Delaware General Corporation Law

  Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

  Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section
145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

  Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

 Certificate of Incorporation

  The Restated Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

 Bylaws

  The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The Bylaws further provide that the right to indemnification conferred thereby shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately determine that such indemnified person is not entitled to be indemnified under the Bylaws or otherwise. In addition, the Bylaws provide that the Company may, by action of its board of directors, provide indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in the Bylaws.

 Indemnification Agreements

  The Company has entered into Indemnification Agreements with each of its directors. The Indemnification Agreements provide that the Company shall indemnify the director and hold him harmless from any losses and expenses which, in type or amount, are not insured under the directors and officers' liability insurance maintained by the Company, and generally indemnifies the director against losses and expenses as a result of a claim or claims made against him for any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the director or any of the foregoing alleged by any claimant or any claim against the director solely by reason of him being a director or officer of the Company, subject to certain exclusions. The Indemnification Agreements also provide certain procedures regarding the right to indemnification and for the advancement of expenses.

 Underwriting Agreement

  The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

 Insurance

  The Company has obtained a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The securities of the Company that were sold by the Company within the past three years and not registered with the Commission are described below.

  On March 31, 1994, Drilex Systems, Inc., a subsidiary of the Company, issued to MascoTech, Inc. 500 shares of preferred stock of Drilex Systems, Inc. and the Company issued a Promissory Note in the principal amount of $6.5 million, in connection with the Company's purchase of all of the issued and outstanding common stock of Drilex Systems, Inc. Such 500 shares of preferred stock were subsequently transferred from MascoTech, Inc. to the stockholders of the Company. On June 30, 1994, the Company repaid the aggregate principal amount of and accrued interest on such Promissory Note. On July 11, 1994, the Company issued 904,905 shares of Common Stock, in the aggregate, to Drilex Partners, L.P., John Forrest, Charles Denton Kerr II, Robert Stayton and G. Bruce Broussard, in exchange for the 500 shares of preferred stock of Drilex Systems, Inc. Such transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

  The following table sets forth certain information with respect to certain unregistered sales of the Company's securities for consideration consisting of cash and short-term promissory notes (all of which have since been repaid):

                       NUMBER OF         AGGREGATE
       DATE             SHARES         CONSIDERATION            PURCHASER(S)
       ----            ---------       -------------            ------------
March 30, 1994         2,026,986        $11,200,000        DRLX Partners, L.P.
                                                           John Forrest
June 30, 1994            658,770          3,640,000        DRLX Partners, L.P.
                                                           John Forrest
                                                           Charles Denton Kerr II
                                                           Robert Stayton
                                                           G. Bruce Broussard
September 30, 1994       248,849          1,375,000        DRLX Partners, L.P.
September 29, 1995       451,218          3,116,475        Chemical Ventures
                                                           DRLX Partners, L.P.
                                                           John Forrest
                                                           Charles Denton Kerr II
                                                           G. Bruce Broussard
                                                           Sam Anderson
                                                           Todd Caspary

  Such transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

  In connection with Mr. Stayton's resignation, the Company purchased, on June 1, 1995, the shares of Common Stock held by Mr. Stayton. As required by the stockholders' agreement such shares were subject to, the Company paid $25,740 for such stock.

  On September 30, 1994, the Company issued to Posi-Trak Mud Motors, Inc. a promissory note in the principal amount of $1,330,340 million and 241,307 shares of the Company's Common Stock as partial consideration for the purchase of substantially all of the assets of Posi-Trak Mud Motors, Inc. On March 23, 1995, the Company purchased 144,785 of such 241,307 shares of Common Stock, for an aggregate purchase price of $1.0 million cash. Such issuances were exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof as transactions not involving any public offering.

  On September 30, 1994, Cobb Directional Drilling Company, L.L.C., a subsidiary of the Company, issued to Cobb Directional Drilling Company, Inc. 200,000 shares of interest in Cobb Directional Drilling Company, L.L.C. as partial consideration for the purchase of substantially all of the assets of Cobb Directional Drilling Company, Inc. On March 23, 1995, the Company issued to Cobb Directional Drilling Company, Inc. a promissory note in the principal amount of $1.0 million as partial consideration for the purchase of such 200,000 shares of interests in Cobb Directional Drilling Company, L.L.C. Such issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

  On May 5, 1995, as partial consideration for the purchase of all of the issued and outstanding capital stock of Sharewell, Inc., the Company issued promissory notes in the aggregate principal amount of $3,000,000 and warrants for the purchase, in the aggregate, of 180,981 shares of Common Stock at an exercise price of $5.53 per share to Sam Anderson, John Teer, Todd Caspary, Frank Forest, George Kowalczuk and Andy F. Brown. In connection with the Sharewell Acquisition, the Company also issued a $1.7 million amortizing promissory note to Frank Forest that replaced, in part, a note originally issued by Sharewell, Inc. to Mr. Forest. With the exception of the issuances to Messrs. Kowalczuk and Brown, such issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. The issuances to Messrs. Kowalczuk and Brown were exempt from the registration requirements of the Securities Act by virtue of Rule 701 thereunder as issuances of stock pursuant to contracts relating to compensation.

  On September 29, 1995, the Company issued to ENSCO Technology Company a promissory note in the principal amount of approximately $3.6 million (as subsequently adjusted to reflect a purchase price adjustment) and a convertible note in the principal amount of $2.5 million as partial consideration for the purchase of substantially all of the assets of ENSCO Technology Company. Such convertible note is convertible into Common Stock at a conversion price of $6.91 per share. Such issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

  In connection with the exercise of stock options held by John Forrest effective as of March 31, 1996, the Company issued 10,573 shares of Common Stock to Mr. Forrest. Such issuance was exempt from the registration requirements of the Securities Act by virtue of Rule 701 thereunder.

  On May    , 1996, each outstanding share of Common Stock was reclassified into 1.809809 shares of Common Stock (the "Stock Split"). All share amounts reflected in the preceding paragraphs of this Item 15 have been adjusted to reflect the Stock Split. The Stock Split was exempt from the registration requirements of the Securities Act as it did not involve a "sale" as defined in Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  *1.1   Form of Purchase Agreement.
  *3.1   Restated Certificate of Incorporation of the Company.
  *3.2   Bylaws of the Company, as amended.
  *4.1   Form of certificate representing Common Stock.
  *4.2   Amended and Restated Registration Rights Agreement dated as of May 15,
          1996, among the Company and the stockholders listed on the signature pages thereto.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   4.3   Registration Rights Agreement dated as of October 4, 1995 between the
          Company and ENSCO Technology Company.
   4.4   Form of Employee Stockholders Agreement among the Company and certain stockholders of the Company.
   4.5   Stockholders' Agreement dated as of September 30, 1994 among the
          Company and Posi-Trak Mud Motors, Inc.
   4.6   Stockholders' Agreement dated as of May 5, 1995 among the Company and the stockholders and holders of warrants to purchase Common Stock listed on the signature pages thereto.
   4.7   Stockholders Agreement dated as of October 4, 1995 among the Company,
          ENSCO Technology Company and certain permitted assigns.
   4.8   Convertible Promissory Note of the Company dated September 30, 1995 in the original principal amount of $2,500,000 payable to ENSCO
          Technology Company.
   4.9   Amended and Restated Credit Agreement dated as of September 29, 1995, among the Company, Drilex Systems, Inc., Cobb Directional Drilling
          Company, L.L.C., Sharewell, Inc., Drilex Systems Limited and Texas
          Commerce Bank National Association, as lender, as amended.
   4.10  Dollar Note dated September 29, 1995 of the Company, Drilex Systems,
          Inc., Sharewell, Inc. and Cobb Directional Drilling Company, L.L.C.
          payable to the order of Texas Commerce Bank National Association.
   4.11  Term Note dated September 29, 1995 of the Company, Sharewell, Inc.,
          Cobb Directional Drilling Company, L.L.C. and Drilex Systems, Inc.
          payable to the order of Texas Commerce Bank National Association.
   4.12  Interest Rate Agreement (Revolver) dated as of September 29, 1995 among Texas Commerce Bank National Association, the Company, Drilex
          Systems, Inc., Cobb Directional Drilling Company, L.L.C., Sharewell,
          Inc. and Drilex Systems Limited
   4.13  Interest Rate Agreement (Term Loan) dated as of September 29, 1995 between Texas Commerce Bank National Association, the Company,
          Sharewell, Inc., Cobb Directional Drilling Company, L.L.C. and Drilex
          Systems, Inc.
   4.14  Security Agreements dated as of September 29, 1995 of each of the
          Company, Drilex Systems, Inc., Sharewell, Inc. and Cobb Directional
          Drilling Company, L.L.C. in favor of Texas Commerce Bank National
          Association.
         The Company is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation
          S-K, the Company agrees to furnish a copy of such instruments to the
          Commission upon request.
  *5.1   Opinion of Baker & Botts, L.L.P.
  10.1   Stock Purchase Agreement dated March 31, 1994 between the Company and
          MascoTech, Inc.
  10.2   Repurchase Agreement dated June 30, 1994 between Drilex Systems, Inc.
          and MascoTech, Inc.
  10.3   Asset Purchase Agreement dated September 30, 1994 among the Company,
          Cobb Directional Drilling Company, L.L.C., Cobb Directional Drilling
          Company, Inc., Posi-Trak Mud Motors, Inc. and Archie A. Cobb, III.
  10.4   Stock Purchase Agreement dated as of March 23, 1995 among the Company,
          Drilex Systems, Inc., Cobb Directional Drilling, Inc. and Archie A.
          Cobb, III.
  10.5   Stock Repurchase Agreement dated as of March 23, 1995 among the
          Company, Posi-Trak Mud Motors, Inc. and Archie A. Cobb, III.
  10.6   Stock Purchase Agreement dated as of May 5, 1995 between the Company and the Sellers listed on the signature pages thereto.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.7   Asset Purchase Agreement dated September 29, 1995 among the Company,
          Drilex Systems, Inc., ENSCO Technology Company and ENSCO
          International Incorporated.
 *10.8   Form of Indemnification Agreement between the Company and each of its directors.
 *10.9   1994 Stock Option Plan of the Company.
  10.10  Employment Agreement dated September 30, 1994 between Cobb Directional
          Drilling Company, L.L.C. and Archie A. Cobb, III.
  11.1   Computation of Net Income Per Common and Common Equivalent Share.
  21.1   Subsidiaries of the Company.
  23.1   Consent of Deloitte & Touche LLP.
 *23.2   Consent of Baker & Botts, L.L.P. (contained in Exhibit 5.1).
  24.1   Power of Attorney (included on the signature page of this Registration
          Statement).
  27.1   Financial Data Schedule.

- --------
* To be filed by amendment.

  (b) Financial Statement Schedules.

  Schedule I--Condensed Financial Information of Registrant

  All other schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this registration statement.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Purchase Agreement, certificates representing the shares of Common Stock offered hereby in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 9TH DAY OF MAY, 1996.

                                          DRILEX CORPORATION

                                          By:    /s/ John Forrest
                                            -----------------------------------
                                            John Forrest
                                            President and Chief Executive
                                            Officer

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS JOHN FORREST AND
G. BRUCE BROUSSARD, AND BOTH OF THEM, EITHER OF WHOM MAY ACT WITHOUT THE JOINDER OF THE OTHER, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND ANY REGISTRATION STATEMENT FOR THE SAME OFFERING FILED PURSUANT TO RULE 462 UNDER THE SECURITIES ACT OF 1933, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND ALL OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING APPROPRIATE OR NECESSARY TO BE DONE, AS FULLY AND FOR ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR THEIR SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 9, 1996.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
             /s/ John Forrest
- -------------------------------------------
               John Forrest                 President, Chief Executive Officer and
                                             Director (Principal Executive Officer)
          /s/ G. Bruce Broussard
- -------------------------------------------
            G. Bruce Broussard              Vice President--Finance and Administration
                                             and Secretary (Principal Financial Officer
                                             and Principal Accounting Officer)
             /s/ L.E. Simmons
- -------------------------------------------
               L.E. Simmons                 Chairman of the Board and Director

           /s/ David C. Baldwin
- -------------------------------------------
             David C. Baldwin               Director

          /s/ Robert P. Peebler
- -------------------------------------------
             Robert P. Peebler              Director

            /s/ Sam S. Sorrell
- -------------------------------------------
              Sam S. Sorrell                Director

           /s/ Andrew L. Waite
- -------------------------------------------
              Andrew L. Waite               Director

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Drilex Corporation:

  We have audited the consolidated financial statements of Drilex Corporation as of December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period from March 30, 1994 (inception) to December 31, 1994, and have issued our report thereon dated April 26, 1996 (May 7, 1996 as to Note 15). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Houston, Texas
April 26, 1996

                               DRILEX CORPORATION

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                         BALANCE SHEET (UNCONSOLIDATED)
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1994
                                                                 ------- -------
                            ASSETS
Current assets:
  Cash and cash equivalents....................................  $    -- $    40
  Advances to subsidiaries, net................................    2,177      --
  Other current assets.........................................       59      18
                                                                 ------- -------
    Total current assets.......................................    2,236      58
Investment in subsidiaries.....................................   46,850  27,420
Organization costs, net of accumulated amortization of $203 and
 $41 at December 31, 1995 and 1994, respectively...............      849     592
                                                                 ------- -------
                                                                 $49,935 $28,070
                                                                 ======= =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.....................  $   475 $    83
  Advances from subsidiaries, net..............................       --   1,680
  Long-term debt, current maturities...........................    3,490     450
                                                                 ------- -------
    Total current liabilities..................................    3,965   2,213
Long-term debt, less current maturities........................   22,288   6,300
                                                                 ------- -------
    Total liabilities..........................................   26,253   8,513
                                                                 ------- -------
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; none issued.....................................       --      --
  Common stock, $.01 par value; 25,000,000 shares authorized;
   shares issued:
   1995--4,381,205 and 1994--4,080,818.........................       44      41
  Additional paid-in capital...................................   19,845  17,507
  Retained earnings............................................    3,793   2,009
                                                                 ------- -------
    Total stockholders' equity.................................   23,682  19,557
                                                                 ------- -------
                                                                 $49,935 $28,070
                                                                 ======= =======

     See notes to consolidated financial statements and accompanying notes.

                               DRILEX CORPORATION

                      STATEMENT OF INCOME (UNCONSOLIDATED)
                           (IN THOUSANDS OF DOLLARS)

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
Interest charged to subsidiaries...................   $   669        $  206
General and administrative expenses................    (1,598)         (739)
Interest expense...................................    (1,222)         (206)
                                                      -------        ------
Loss before income taxes and equity in earnings of
 subsidiaries......................................    (2,151)         (739)
Credit for income taxes............................       731           251
Equity in earnings of subsidiaries.................     3,204         2,497
                                                      -------        ------
Net income.........................................   $ 1,784        $2,009
                                                      =======        ======



     See notes to consolidated financial statements and accompanying notes.

                               DRILEX CORPORATION

                    STATEMENT OF CASH FLOWS (UNCONSOLIDATED)
                           (IN THOUSANDS OF DOLLARS)

                                                                  PERIOD FROM
                                                                 MARCH 30, 1994
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1995          1994
                                                    ------------ --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income........................................   $  1,784      $  2,009
 Adjustments to reconcile net income to net cash
  used for operating activities:
  Amortization of organization costs...............        162            41
  Equity in earnings of subsidiaries...............     (3,204)       (2,497)
  Interest charged to subsidiaries.................       (669)         (206)
  Incurrence of organization costs.................       (419)         (633)
  Increase in accounts payable and accrued
   liabilities.....................................        392            83
  Increase in other current assets.................        (41)          (18)
                                                      --------      --------
    Net cash used for operating activities.........     (1,995)       (1,221)
                                                      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Investments in subsidiaries.......................    (15,976)      (23,590)
 Net advances from (to) subsidiaries...............     (3,188)        1,886
                                                      --------      --------
    Net cash used for investing activities.........    (19,164)      (21,704)
                                                      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt..........     17,450         2,250
 Net borrowings under revolving credit agreements..      4,700         4,500
 Proceeds from issuance of common stock............      3,117        16,215
 Principal payments on long-term debt..............     (3,122)           --
 Purchases of common stock.........................     (1,026)           --
                                                      --------      --------
    Net cash provided by financing activities......     21,119        22,965
                                                      --------      --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.......................................        (40)           40
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...         40            --
                                                      --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........   $     --      $     40
                                                      ========      ========
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Issuances of common stock and warrants in
  connection with acquisitions of subsidiaries.....   $    250      $  1,333
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid.....................................   $  1,130      $    152
 Income taxes paid.................................         --            --

     See notes to consolidated financial statements and accompanying notes.

                              DRILEX CORPORATION

                NOTES TO FINANCIAL STATEMENTS (UNCONSOLIDATED)

1. ADVANCES TO SUBSIDIARIES

  The Company records interest on net advances to or from subsidiaries at a rate of 8% per annum.

2. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995     1994
                                                                -------  ------
                                                                (IN THOUSANDS
                                                                 OF DOLLARS)
  Bank Credit Agreement:
    Revolving Credit Facility.................................. $ 9,200  $   --
    Term Note..................................................  16,578      --
  Previous bank credit agreements:
    Revolving credit facilities................................      --   4,500
    Cobb term note.............................................      --   2,250
                                                                -------  ------
                                                                 25,778   6,750
  Less: current maturities.....................................  (3,490)   (450)
                                                                -------  ------
                                                                $22,288  $6,300
                                                                =======  ======

  Scheduled maturities of long-term debt outstanding at December 31, 1995 are as follows: years ending December 31, 1996--$3,490,000; 1997--$3,490,000;
1998--$12,690,000; 1999--$3,490,000; 2000--$2,618,000.

  Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. The restricted net assets of the Company's subsidiaries totaled approximately $40,000,000 at December 31, 1995.

3. INCOME TAXES

  Income taxes reported in the accompanying unconsolidated financial statements are determined by computing income tax assets and liabilities on a consolidated basis, for the Company and members of its consolidated federal income tax return group, and then reducing such consolidated amounts for the amounts recorded by the Company's subsidiaries on a separate tax return basis.